P.E. 1/25/02

1-15014

02011894

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION JAN 28 2002

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the report dated January 25, 2002

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

For information purposes only, we are filing the Notice of Special Meeting and Proxy Circular, dated January 11, 2002, issued by Clarica Life Insurance Company ("Clarica") for the Special Meeting of common shareholders and voting policyholders of Clarica to be held on March 6, 2002 in connection with the proposed combination of Clarica and Sun Life Financial.

A copy of this material has also been filed with the Toronto Stock Exchange and the securities regulators in Canada.

CLARICA LIFE INSURANCE COMPANY

CLARICA

Sun Life Financial

COMBINATION TRANSACTION

involving

CLARICA LIFE INSURANCE COMPANY

and

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

**SPECIAL MEETING OF SHAREHOLDERS
AND VOTING POLICYHOLDERS
OF CLARICA LIFE INSURANCE COMPANY
TO BE HELD ON**

MARCH 6, 2002

**NOTICE OF SPECIAL MEETING
AND
CLARICA PROXY CIRCULAR**

JANUARY 11, 2002

(continuation of cover page)

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation in respect of the transactions contemplated herein is made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that disclosure requirements under such Canadian laws differ from disclosure requirements under United States law. Financial statements included in the document have been prepared in accordance with Canadian accounting standards that may not be comparable to financial statements of United States companies.

Enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that Sun Life and Clarica are organized under the laws of a jurisdiction other than the United States, that some of their officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Sun Life, Clarica and such persons may be located outside the United States.

NEITHER THE SUN LIFE SHARES NOR THE EXCHANGEABLE SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the transaction contemplated hereby may have tax consequences both in Canada and in the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully. See "Tax Considerations for Clarica Shareholders — United States Federal Income Tax Considerations" and "Tax Considerations for Clarica Shareholders — Canadian Federal Income Tax Considerations — Non-Residents of Canada" for certain information concerning tax consequences of the Transaction for Shareholders who are United States taxpayers.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND VOTING POLICYHOLDERS

To: Our Shareholders and Voting Policyholders

A special meeting (the ''Special Meeting'') of holders of common shares (''Clarica Shares'') and voting policyholders of Clarica Life Insurance Company (''Clarica'') will be held on Wednesday, March 6, 2002 at 10:00 a.m. at the Metro Toronto Convention Centre (North Building, Room 106), 255 Front Street West, Toronto, Ontario to:

1. consider and, if deemed advisable, to pass a special resolution (the ''Transaction Resolution'') of the Clarica shareholders, voting separately as a class, and of the Clarica shareholders and policyholders eligible to vote, voting together, to approve (i) Clarica's By-Law No. 5 providing for the amendment of Clarica's By-Law No. 3 to provide for the exchange by Clarica shareholders of each of their Clarica Shares for 1.5135 common shares of Sun Life Financial Services of Canada Inc. (''Sun Life''), (ii) the waiver of the application of Clarica's shareholder rights plan to the transaction described in (i), and (iii) other matters incidental thereto, the full text of this resolution being set forth in Schedule A to the attached proxy circular of Clarica dated January 11, 2002 (the ''Circular''); and
2. transact any other business properly before the Special Meeting or any adjournment thereof.

The Circular accompanying this Notice provides additional information relating to the business to be conducted at the Special Meeting. Any shareholder or policyholder may obtain a copy of the Circular upon request made to CIBC Mellon Trust Company at the address set out below.

Holders of Clarica Shares have been offered a contractual right to dissent in respect of the Transaction Resolution and to be paid the fair value of their Clarica Shares in common shares of Sun Life. This right is described in the Circular. The dissent procedures require that a shareholder who wishes to dissent must send to Clarica, to be received by it not later than 2:00 p.m. on the last business day before the Special Meeting, a written notice of objection to the Transaction Resolution and otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures will result in the loss or unavailability of the right of dissent. See ''Dissenting Shareholders' Rights'' in the accompanying Circular. Beneficial owners of Clarica Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF CLARICA SHARES ARE ENTITLED TO DISSENT.

Only holders of record of Clarica Shares at the close of business on January 17, 2002, will be entitled to vote at the Special Meeting or any adjournment or postponement thereof, except that a person who has acquired Clarica Shares subsequent to January 17, 2002 will be entitled to vote such shares, instead of the holder of record on January 17, 2002, upon making a written request to that effect not later than 10 days preceding the date of the Special Meeting or any adjournment or postponement thereof, to the Corporate Secretary of Clarica, 227 King Street South, Waterloo, Ontario N2J 4C5, and establishing ownership of such shares.

Only voting policyholders (being all holders of Clarica participating policies and all holders of Clarica non-participating policies issued by The Mutual Life Assurance Company of Canada on or before March 31, 1995) at the close of business on February 25, 2002 (or, if the Special Meeting is adjourned or postponed, voting policyholders of record on the tenth day preceding the date to which the Special Meeting is adjourned or postponed), will be entitled to vote at the Special Meeting or any adjournment or postponement thereof.

If you are unable to attend the Special Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it in the envelope provided to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, Attention: Proxy Department or faxing it to CIBC Mellon Trust Company, Attention: Proxy Department, at 416-368-2502. In order to be valid for use at the Special Meeting, proxies must be received by CIBC Mellon Trust Company at any time prior to 5:00 p.m. (Toronto time) on March 5, 2002, or, if there is an adjournment or postponement of the Special Meeting, on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the date to which the Special Meeting is adjourned or postponed or, in either case, may be deposited with the Chair or the scrutineers of the Special Meeting (as scheduled or as adjourned or postponed) prior to the commencement of the Special Meeting or such adjourned or postponed Special Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Mary E. Duncan
Senior Vice President, General Counsel and Corporate Secretary

Waterloo, Canada
January 11, 2002

TABLE OF CONTENTS

CLARICA PROXY CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Clarica. The accompanying form of proxy is for use at the Special Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 12-14 of this Circular.

REPORTING CURRENCY AND FINANCIAL INFORMATION

All amounts in this Circular are expressed in Canadian dollars (''$''), unless otherwise indicated.

Except as set forth below, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular, including the unaudited pro forma consolidated financial statements of Sun Life, have been prepared and presented in Canadian dollars in accordance with Canadian GAAP. Financial statements relating to Keyport incorporated by reference in this Circular have been prepared in accordance with U.S. GAAP and, at and for the years ended December 31, 2000 and 1999, contain a reconciliation to Canadian GAAP. U.S. GAAP differs in certain significant respects from Canadian GAAP. The financial information relating to Keyport contained in this Circular (other than items incorporated by reference) has been prepared in accordance with Canadian GAAP.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference herein constitute ''forward-looking statements''. All statements, other than statements of historical fact, included or incorporated by reference in this Circular that address activities, events or developments that Clarica, Sun Life or their respective management expect or anticipate will or may occur in the future, including such things as anticipated cost synergies resulting from the Transaction and business strategies for the integration of the two companies, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking words such as ''may'', ''expect'', ''intend'', ''estimate'', ''anticipate'', ''believe'' or ''continue'' or the negative thereof or similar variations. These forward-looking statements are based on certain assumptions and analyses made by Clarica, Sun Life and their respective management, in light of their experiences and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, these forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, general economic and market factors, including interest rates, equity markets, business competition, changes in government regulations or in tax laws, and other factors discussed under ''Investment Considerations Relating to Sun Life Shares'' in this Circular.

SUMMARY OF PROXY CIRCULAR

The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing or referred to elsewhere in this Circular, including the schedules. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms found on pages 12-14.

The Companies

Clarica

Clarica is one of the largest life insurance companies in Canada, offering a wide range of life and health insurance, wealth management products and other financial services to both individuals and corporations. At September 30, 2001, Clarica served approximately 3.5 million customers in Canada, or approximately one in ten Canadians, including the employees of approximately 10,000 corporate and institutional customers. At September 30, 2001, Clarica had total assets under management of $45 billion, total corporate assets of $30 billion, and life insurance in force of $451 billion.

In Canada, individual retail customers are served through Clarica's approximately 3,300 exclusive and highly trained sales agents, managers and specialists (at September 30, 2001) and Clarica's group customers are served through multiple distribution channels, including Clarica's exclusive sales force, independent brokers and benefits consultants. In the United States, Clarica offers individual life insurance and annuity products through independent agents and provides life retrocession reinsurance.

See "Information Concerning Clarica".

Sun Life Financial

Sun Life Financial is a leading international financial services organization, providing a wide range of savings, retirement, pension and life and health insurance products and services to individual and corporate customers. Sun Life Financial operates primarily in Canada, the United States and the United Kingdom and also has operations in Asia and South America. At September 30, 2001, Sun Life Financial was the largest Canadian life insurance organization, based on total assets under management of approximately $299 billion. For the year ended December 31, 2000, Sun Life had consolidated revenues of $16.2 billion ($11.8 billion for the nine months ended September 30, 2001) and adjusted shareholders' net income of $792 million ($629 million for the nine months ended September 30, 2001). At September 30, 2001, Sun Life Financial had approximately 11,200 employees worldwide and an extensive global distribution network consisting of career sales forces in certain countries, independent insurance agents, investment dealers and financial planners.

Sun Life Financial operates in two principal businesses — wealth management and protection. The wealth management business comprises all of Sun Life Financial's asset management, mutual fund, pension, annuity and trust operations. These operations are conducted principally in Canada, the United States, the United Kingdom, the Philippines, Chile and India. For the year ended December 31, 2000, the wealth management business accounted for $9.1 billion of Sun Life's consolidated revenues ($6.3 billion for the nine months ended September 30, 2001) and $469 million of Sun Life's consolidated operating earnings ($337 million for the nine months ended September 30, 2001). The wealth management business accounted for $262.3 billion of Sun Life's total assets under management as at September 30, 2001.

The protection business comprises Sun Life Financial's insurance, or protection, operations around the world, including its group life and health insurance businesses in Canada, the United States, the United Kingdom and the Philippines and its individual insurance businesses in Canada, the United States, the United Kingdom, the Philippines, Hong Kong, Bermuda, Indonesia and India. For the year ended December 31, 2000, the protection business accounted for $7.0 billion of Sun Life's consolidated revenues ($5.4 billion for the nine months ended September 30, 2001) and $330 million of Sun Life's consolidated operating earnings ($304 million for the nine months ended September 30, 2001). The protection business accounted for $32.3 billion of Sun Life's total assets under management as at September 30, 2001.

See "Information Concerning Sun Life Financial".

The Transaction

If the Transaction Resolution receives the requisite approval from Shareholders and Voting Policyholders at the Special Meeting, all required regulatory approvals are received and all other conditions to the implementation of the Transaction are satisfied or waived (i) each Clarica Share, other than those beneficially owned by Sun Life Financial as general fund assets, will be exchanged for one Exchangeable Share, and (ii) each Exchangeable Share, other than those in respect of which Dissent Rights have been validly exercised, will be exchanged automatically for 1.5135 newly issued Sun Life Shares.

After giving effect to the Transaction, the Shareholders (other than Sun Life Financial) will own, in the aggregate, approximately 30% of the outstanding Sun Life Shares and Sun Life will own all of the outstanding Clarica Shares.

See "The Transaction".

Reasons for the Transaction

The Strategic Planning Committee and the Board, in consultation with their financial and legal advisors and management of Clarica, considered a number of factors in concluding that the Transaction is in the best interests of Clarica, and in determining to approve the Transaction Agreement and to recommend that Shareholders and Voting Policyholders approve the Transaction. These factors included:

- the excellent strategic and operational fit of Clarica and Sun Life Financial and their shared vision of a world-class international financial services institution headquartered in Canada;
- that the combined organization will be:
  - the largest Canadian life insurance organization, with pro forma combined total revenues of $26.3 billion and assets under management of $378.3 billion, including total general and segregated fund assets of $174.3 billion, as at and for the 12 months ended September 30, 2001 (giving effect to the acquisition of Keyport and IFMG), and a combined market capitalization of $20.5 billion as at January 11, 2002;
  - one of the leading publicly-traded North American life insurance companies, measured by market capitalization;
  - a leader in Canada in group life and health insurance, in group retirement services, in retail insurance premiums in force, and in customer base, with approximately seven million Canadian customers; and
  - well-positioned to take advantage of Sun Life Financial's substantial and expanding U.S. business and growing international operations;
- the significant opportunities for the combined company to realize substantial annual pre-tax cost synergies, currently estimated to be approximately: $100 million in 2002; $230 million in 2003; and $270 million in 2004 and annually thereafter;
- that Shareholders other than Sun Life Financial will collectively own approximately 30% of the Sun Life Shares following the completion of the Transaction and, as shareholders of Sun Life, will benefit from any appreciation in the value of Sun Life Shares, including as a result of the Transaction or any future earnings, distributions or growth of Sun Life Financial;
- that the Sun Life Share consideration offered in connection with the Transaction provides Shareholders with an opportunity to participate in the ownership of a larger, stronger company with substantial international operations that is expected to be well-positioned to respond to opportunities and developments in an industry in which critical mass and market presence are increasingly important;
- the opinions of each of Goldman Sachs and TD Securities to the effect that, as of December 17, 2001 and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Shareholders other than Sun Life Financial (see "The Transaction — Fairness Opinions");
- that, based on the volume-weighted average closing price of the Sun Life Shares on the TSE for the 10 trading days prior to the announcement of the Transaction, the consideration to be received by Shareholders in the Transaction was $54.65 per Clarica Share;

- the continuation of the Clarica brand for Clarica's retail sales force and retail products and Clarica's reinsurance business (see ''Sun Life Financial and Clarica After the Transaction — Operations'');
- the continuity of certain Clarica senior management through, among other things, the retention of Robert M. Astley, who will remain in his current position as the President and Chief Executive Officer of Clarica and will be appointed the President, Canadian Operations, of each of Sun Life and Sun Life Assurance (see ''Sun Life Financial and Clarica After the Transaction — Operations'');
- that the receipt by Shareholders of Sun Life Shares under the Transaction is generally expected to be completed on a tax-free rollover basis to Shareholders in Canada, subject to the assumptions and limitations set out under ''Tax Considerations for Clarica Shareholders — Canadian Federal Income Tax Considerations''; and
- that under and subject to the conditions in the Transaction Agreement, the Board remains able to respond to an unsolicited *bona fide* written Alternative Proposal that is more favourable to Clarica and the Shareholders than the Transaction.

See ''The Transaction — Reasons for the Transaction''.

Recommendation of the Strategic Planning Committee

On December 16, 2001, the Strategic Planning Committee determined that, in its view, the Transaction is in the best interests of Clarica, and recommended that the Board approve the Transaction Agreement and recommend that Shareholders and Voting Policyholders approve the Transaction.

See ''The Transaction — Recommendation of the Strategic Planning Committee''.

Recommendation of the Board

The Board has concluded that the Transaction is in the best interests of Clarica, and has unanimously approved the terms of the Transaction Agreement. **The Board unanimously recommends that Shareholders and Voting Policyholders vote in favour of the Transaction Resolution.** The Board based its determination upon, among other factors summarized in this Circular, the recommendation of the Strategic Planning Committee, and the Goldman Sachs Opinion and the TD Securities Opinion to the effect that, as of December 17, 2001 and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Shareholders other than Sun Life Financial.

See ''The Transaction — Recommendation of the Board''.

Sun Life Financial and Clarica After the Transaction

Sun Life Financial and Clarica believe that the Transaction will create a market leader in the Canadian life insurance industry and a stronger international competitor during a period of consolidation in the financial services industry. By combining their operations, Sun Life Financial and Clarica expect to achieve significant cost synergies and to compete more effectively in all of the key protection and wealth management businesses in Canada. With greater critical mass and a stronger Canadian base, Sun Life Financial will be better positioned to expand in the United States and other international markets.

The combination of Sun Life Financial and Clarica will be the largest Canadian life insurance organization, with pro forma combined total revenues of $26.3 billion and assets under management of $378.3 billion, including total general and segregated fund assets of $174.3 billion, as at and for the 12 months ended September 30, 2001 (giving effect to the acquisition of Keyport and IFMG as if it had occurred on January 1, 2000). Upon completion of the Transaction, Sun Life Financial will be one of the largest life insurance organizations in North America and the fifth largest financial institution in Canada, measured by market capitalization as at January 11, 2002.

The Transaction combines the complementary Canadian product lines and distribution channels of Sun Life Financial and Clarica, enhancing their combined earnings base. The combined organization will be the leader in group life and health insurance and group retirement services (based on premiums and assets under management, respectively) and the leader in individual life insurance and individual annuity premiums, with approximately seven million customers in Canada.

Sun Life Financial and Clarica believe that the Transaction will result in a lower combined cost structure through economies of scale and cost synergies, including expected expense reductions in business unit operations, corporate functions and information technology and systems. Sun Life Financial and Clarica currently estimate that these annual pre-tax cost savings will equal approximately $100 million in 2002, $230 million in 2003 and $270 million in 2004 and annually thereafter.

See "Sun Life Financial and Clarica After the Transaction".

No Effect on Policyholders

The Transaction will not affect the terms and conditions of policies of Voting Policyholders or other Clarica policyholders, including premiums, policy benefits, annuity payments or any right to receive experience dividends.

Selected Unaudited Pro Forma Consolidated Financial Information of Sun Life

The following table summarizes certain unaudited pro forma consolidated financial information of Sun Life that gives effect to the proposed acquisition of Clarica and the acquisition of Keyport and IFMG, including related public financings, as if they had occurred as of September 30, 2001 for the purposes of the unaudited pro forma consolidated balance sheet information and as of January 1, 2000 for the purposes of the unaudited pro forma consolidated statements of operations information. See Schedule D to this Circular, ''Unaudited Pro Forma Consolidated Financial Statements of Sun Life''.

	For the nine months ended September 30, 2001	For the year ended December 31, 2000
	(unaudited) (in millions, except per share amounts)	
Total Revenue	$ 19,366	$ 26,250
Total Net Income	$ 723	$ 892
Shareholders' Basic Earnings Per Common Share	$ 1.18	$ 1.44
Premiums, Deposits and Fund Sales		
Premium income	$ 11,738	$ 15,870
Segregated fund deposits	7,158	11,267
Mutual and managed fund sales	56,252	71,998
Total premiums, deposits and fund sales	$ 75,148	$ 99,135

	As at September 30, 2001
	(unaudited, in millions)
Assets Under Management	
General funds	$119,703
Segregated funds	54,556
Mutual funds and other assets under management	204,028
Total assets under management	$378,287
Total Capitalization	
Subordinated debt	$ 1,506
Cumulative capital securities	948
Sun Life ExchangEable Capital Securities(1)	950
Preferred shares(1)	148
Participating policyholders' account	80
Shareholders' equity	13,884
Total	$ 17,516
MCCSR(2)	195%

(1) Included in ''Non-controlling interests in subsidiaries'' in the unaudited pro forma consolidated balance sheet of Sun Life as at September 30, 2001 contained in Schedule D to this Circular.

(2) Minimum continuing capital and surplus requirements for life insurance companies, established by OSFI.

Special Meeting of Shareholders and Voting Policyholders

The Special Meeting will be held on Wednesday, March 6, 2002 at 10:00 a.m. at the Metro Toronto Convention Centre (North Building, Room 106), 255 Front Street West, Toronto, Ontario.

At the Special Meeting, Shareholders and Voting Policyholders will be asked to consider and adopt the Transaction Resolution to approve the Transaction.

Only Shareholders of record at the close of business on January 17, 2002, will be entitled to vote at the Special Meeting or any adjournment or postponement thereof. Any transferee of Clarica Shares after January 17, 2002 who establishes ownership of the Clarica Shares and requests in writing, not later than 10 days preceding the date of the Special Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Special Meeting, will be entitled to vote at the Special Meeting.

Only Voting Policyholders of record on February 25, 2002 will be entitled to vote at the Special Meeting. If the Special Meeting is adjourned or postponed, only Voting Policyholders of record on the tenth day preceding the date to which the Special Meeting is adjourned or postponed will be entitled to vote.

See "General Proxy Information".

Goldman Sachs and TD Securities Fairness Opinions

Goldman Sachs and TD Securities have each delivered an opinion to the effect that, as of December 17, 2001 and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Shareholders other than Sun Life Financial.

The complete texts of the Goldman Sachs Opinion and the TD Securities Opinion are attached to this Circular as Schedules B and C, respectively. Goldman Sachs and TD Securities provided their opinions solely for the information and assistance of the Board in connection with its consideration of the Transaction. These opinions are not recommendations as to how Shareholders or Voting Policyholders should vote with respect to the Transaction. Shareholders and Voting Policyholders are urged to read each of the Goldman Sachs Opinion and the TD Securities Opinion carefully and in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Goldman Sachs and TD Securities in preparing their respective opinions.

See "The Transaction — Fairness Opinions".

Conditions to the Transaction Becoming Effective

The obligations of Clarica and Sun Life to complete the Transaction are subject to the satisfaction or waiver of certain conditions in accordance with the Transaction Agreement, including the approval of the Transaction Resolution by at least two-thirds of the votes cast by Shareholders, voting separately as a class, and by at least two-thirds of the votes cast by Shareholders and Voting Policyholders, voting together, and the receipt of all required regulatory approvals, including the approval of the Minister of Finance and the Superintendent, the receipt of approvals or the expiration or termination of waiting periods under the Competition Act, the HSR Act and any other applicable competition or anti-trust laws, and confirmation from the Commissioner that he does not intend to commence proceedings under the Competition Act in respect of the Transaction.

See "Other Terms of the Transaction Agreement — Conditions to the Transaction Becoming Effective".

Closing

The Closing Date will occur on the third business day after the receipt of all required approvals of the Transaction, including required regulatory approvals and approval of the Shareholders and Voting Policyholders. While it is therefore not possible to specify when the Closing Date of the Transaction will occur, Clarica currently anticipates that, subject to obtaining all such approvals, the Closing Date will occur in the second quarter of 2002. See "Other Terms of the Transaction Agreement — Closing Date of the Transaction".

Procedure for Exchange of Share Certificates and Non-Certificated Clarica Shares

Immediately prior to the Closing Time, Sun Life will deposit with CIBC Mellon the Sun Life Shares to be issued on the completion of the Transaction. Shareholders who have certificates representing their Clarica Shares must surrender such certificates to CIBC Mellon in order to receive their Sun Life Shares. A Letter of Transmittal will be sent separately to Shareholders whose Clarica Shares are represented by share certificates for use by such Shareholders to facilitate the exchange of their Clarica Shares for Sun Life Shares. The details of the procedure for surrendering certificates representing Clarica Shares to CIBC Mellon will be set out in the Letter of Transmittal.

Non-Certificated Shareholders and unregistered Shareholders will not be required to take any action to facilitate the exchange of their Clarica Shares for Sun Life Shares if the Transaction is completed. The Sun Life Shares issued to Non-Certificated Shareholders will be held by CIBC Mellon, the transfer agent and registrar for the Sun Life Shares, on behalf of such Shareholders in a share account established by Sun Life. Each Non-Certificated Shareholder residing in Canada will be sent a statement following the Closing Date setting out the number of Sun Life Shares issued to that Shareholder and held by CIBC Mellon on his or her behalf. Non-Certificated Shareholders residing in countries other than Canada will be issued a share certificate representing their Sun Life Shares. Further details regarding the share account, transferring Sun Life Shares from the share account and other information about services provided to Sun Life shareholders will be provided to Non-Certificated Shareholders following the Closing Date. See ''The Transaction — Procedure for Exchange of Share Certificates and Non-Certificated Clarica Shares''.

Shareholders will receive cash in lieu of fractional Sun Life Shares. See ''The Transaction — Fractional Shares''.

Dissenting Shareholders' Rights

REGISTERED Shareholders are being offered a contractual right to dissent in respect of the Transaction Resolution under the Dissent Rights Agreement attached as Schedule E to this Circular. In order to exercise the Dissent Right, a Registered Shareholder must send to Clarica, to be received by it not later than 2:00 p.m. on the business day before the Special Meeting, a written notice of objection to the Transaction Resolution and otherwise comply strictly with the Dissent Rights Agreement. Failure to comply strictly with the Dissent Procedures set out in the Dissent Rights Agreement will result in the loss or unavailability of the Dissent Right. If the Transaction Resolution is adopted at the Special Meeting and the Transaction becomes effective, the Dissenting Shareholder will be entitled to be paid, in Sun Life Shares, the fair value of his or her Clarica Shares, determined as of the close of business on the day before the Special Meeting. Persons who are beneficial owners of Clarica Shares registered in the name of a broker, custodian, nominee or other Intermediary are advised that ONLY REGISTERED OWNERS OF CLARICA SHARES ARE ENTITLED TO DISSENT.

If holders of more than 5% of the outstanding Clarica Shares exercise their Dissent Rights, Sun Life may choose not to proceed with the Transaction.

See ''Dissenting Shareholders' Rights'' and ''Other Terms of the Transaction Agreement — Conditions to the Transaction Becoming Effective''.

Stock Exchange Listings

The TSE has conditionally approved the listing of the Sun Life Shares issuable in connection with the Transaction. Sun Life will also apply to list the Sun Life Shares issuable in connection with the Transaction on the NYSE and intends to apply to list such Sun Life Shares on the London Stock Exchange and the Philippines Stock Exchange.

See ''The Transaction — Stock Exchange Listings'' and ''Other Terms of the Transaction Agreement — Conditions to the Transaction Becoming Effective — Issuance and Stock Exchange Listings of Sun Life Shares''.

Tax Considerations for Clarica Shareholders

Canadian Federal Income Tax Considerations

A Shareholder who holds Clarica Shares as capital property for purposes of the Tax Act will generally not realize a capital gain or capital loss for Canadian federal income tax purposes as a result of the receipt of Sun Life Shares for such Clarica Shares in accordance with the Transaction.

See ''Tax Considerations for Clarica Shareholders — Canadian Federal Income Tax Considerations''.

United States Federal Income Tax Considerations

A U.S. Holder who holds Clarica Shares as a capital asset for U.S. federal income tax purposes will generally recognize a capital gain or capital loss for such purposes as a result of the receipt of Sun Life Shares for such Clarica Shares.

See "Tax Considerations for Clarica Shareholders — United States Federal Income Tax Considerations".

Selected Historical Consolidated Financial Information of Clarica

The following table sets forth selected historical consolidated financial information with respect to Clarica for the periods indicated. The information below should be read in conjunction with the consolidated financial statements of Clarica and notes thereto incorporated by reference in this Circular.

	At and for the nine months ended September 30,		At and for the year ended December 31,		
	2001	2000	2000	1999	1998
	(unaudited)				
	(in millions, except per share amounts)				
Statement of Operations Data:					
Premium income:					
Annuities	$ 561	$ 617	$ 763	$ 783	$ 538
Health insurance	533	494	669	675	589
Life insurance	1,632	1,530	2,098	1,789	1,465
Investment income	1,509	1,571	2,079	2,091	1,855
Fee and other income[1]	198	181	242	213	236
Total revenue	$ 4,433	$ 4,393	$ 5,851	$ 5,551	$ 4,683
Benefits paid and provided for	$ 3,168	$ 3,191	$ 4,139	$ 4,073	$ 3,378
Commissions	$ 254	$ 253	$ 340	$ 291	$ 256
Operating expenses[2]	$ 571	$ 502	$ 675	$ 653	$ 842
Total net income[3][4]	$ 303	$ 245	$ 340	$ 270	$ 111
Basic Earnings Per Common Share (after demutualization)[5]	$ 2.23	$ 1.79	$ 2.48	$ 2.04	N/A
Premiums and Deposits:					
Retail insurance premiums (gross)[6]	$ 1,198	$ 1,126	$ 1,539	$ 1,494	$ 1,201
Group insurance premiums and ASO equivalents	1,208	1,128	1,516	1,472	1,241
Reinsurance premiums	373	275	383	140	115
Guaranteed annuity premiums and GIC deposits[7]	618	710	872	882	538
Retail market based deposits	767	1,024	1,296	922	1,097
Group market based deposits	1,284	749	1,105	1,321	934
Total premiums, equivalents and deposits	$ 5,448	$ 5,012	$ 6,711	$ 6,231	$ 5,126
Assets Under Management:					
Corporate assets	$30,412	$29,580	$29,692	$28,528	$28,017
Retail market based assets	5,074	6,148	5,705	5,255	4,637
Group market based assets	7,970	7,056	6,792	6,286	5,008
Share purchase plans	1,448	98	131	119	77
Other assets under management	98	81	47	120	166
Total assets under management	$45,002	$42,963	$42,367	$40,308	$37,905
Capitalization Data:					
Subordinated debt	$ 744	$ 442	$ 743	$ 670	$ 686
Total equity	$ 3,092	$ 2,798	$ 2,864	$ 2,455	$ 2,246
MCCSR[8]	198%	180%	201%	186%	178%

(1) 1998 includes a $62 million gain (pre-tax) from the reduction of Clarica's investment in Perigee Inc.

(2) 2001 includes integration costs of $28 million (pre-tax) for the acquisition of the group retirement services business of The Royal Trust Company and Royal Trust Corporation of Canada and 1998 includes integration costs of $272 million (pre-tax) for the Metropolitan Life Insurance Company of Canada acquisition.

(3) Figures include income (losses) (after tax) attributable to participating policyholders of Clarica subsequent to demutualization: nine months ended September 30, 2001 — ($4 million); nine months ended September 30, 2000 — ($1 million); 2000 — nil; 1999 — ($4 million).

(4) 1998 net income includes integration costs of $163 million (after tax) for the Metropolitan Life Insurance Company of Canada acquisition, and a gain of $42 million (after tax) from the reduction of Clarica's investment in Perigee Inc.

(5) 1999 results are pro forma, reflecting the shareholder basis adopted upon demutualization on July 21, 1999.

(6) Figures include U.S. premium amounts for the nine months ended September 30, 2001 of $235 million; the nine months ended September 30, 2000 of $202 million; 2000 of $287 million; 1999 of $263 million and 1998 of $286 million.

(7) Figures include U.S. premium amounts for the nine months ended September 30, 2001 of $163 million; the nine months ended September 30, 2000 of $91 million; 2000 of $111 million; 1999 of $92 million and 1998 of $33 million.

(8) Minimum continuing capital and surplus requirements for life insurance companies, established by OSFI.

Selected Historical Consolidated Financial Information of Sun Life

The following table sets forth selected historical consolidated financial information with respect to Sun Life for the periods indicated. The information below should be read in conjunction with the consolidated financial statements of Sun Life and notes thereto incorporated by reference in this Circular. The following table shows the historical results of Sun Life and does not give effect to the Transaction. The financial information below gives effect to the demutualization of Sun Life Assurance effective March 22, 2000.

	At and for the nine months ended September 30,		At and for the year ended December 31,		
	2001	2000	2000	1999	1998
	(unaudited)				
	(in millions, except per share amounts)				
Statement of Operations Data:					
Premium income:					
Annuities	$ 2,861	$ 3,329	$ 4,371	$ 3,494	$ 2,409
Health insurance	1,043	977	1,287	1,196	1,110
Life insurance	2,731	2,518	3,455	3,332	3,313
Net investment income(1)	2,757	2,884	3,776	4,113	4,035
Fee income	2,412	2,462	3,317	2,606	2,014
Total revenue	$ 11,804	$ 12,170	$ 16,206	$ 14,741	$ 12,881
Commissions	$ 1,062	$ 983	$ 1,349	$ 1,146	$ 936
Operating expenses(2)	$ 1,854	$ 1,795	$ 2,500	$ 2,286	$ 2,033
Total net income(3)(4)	$ 626	$ 592	$ 802	$ 164	$ 54
Basic Earnings Per Common Share (after demutualization)	$ 1.49	$ 0.99	$ 1.49	N/A	N/A
Premiums, Deposits and Fund Sales:					
Premium income	$ 6,635	$ 6,824	$ 9,113	$ 8,022	$ 6,832
Segregated fund deposits	4,397	5,448	8,318	4,137	4,345
Mutual fund sales(5)	30,755	35,052	45,614	38,123	33,849
Managed fund sales(5)	25,171	18,388	25,869	13,939	12,255
Total premiums, deposits and fund sales	$ 66,958	$ 65,712	$ 88,914	$ 64,221	$ 57,281
Assets Under Management:					
Total general fund assets	$ 58,824	$ 54,564	$ 55,802	$ 54,751	$ 54,319
Segregated fund net assets	42,016	50,198	48,741	46,014	39,213
Mutual fund and other assets under management	198,358	240,067	223,990	200,538	157,074
Total assets under management	$299,198	$344,829	$328,533	$301,303	$250,606
Capitalization Data:					
Subordinated debt	$ 773	$ 749	$ 749	$ 734	$ 764
Cumulative capital securities of a subsidiary	$ 948	$ 900	$ 900	$ 870	$ 930
Total equity	$ 7,366	$ 6,522	$ 6,697	$ 5,878	$ 6,081
MCCSR(6)	284%	290%	295%	262%	284%

(1) Figures include amortization of goodwill related to investments in certain unconsolidated subsidiaries. These amounts have been reclassified as a separate item in the unaudited pro forma consolidated statements of operations contained in Schedule D to this Circular.

(2) Figures include non-controlling interest in net income of subsidiaries and amortization of goodwill arising from the acquisition of assets and consolidated subsidiaries. These amounts have been reclassified as a separate item in the unaudited pro forma consolidated statements of operations contained in Schedule D to this Circular.

(3) Figures include income (losses) attributable to participating policyholders of Sun Life Assurance: nine months ended September 30, 2001 — ($3 million); nine months ended September 30, 2000 — $11 million; 2000 — $10 million; 1999 — $68 million; 1998 — $65 million.

(4) Net income includes provisions related to United Kingdom operations of $410 million in 1999 and $686 million in 1998 and losses related to discontinued operations of $170 million in 1999 and $88 million in 1998.

(5) These figures are unaudited.

(6) Minimum continuing capital and surplus requirements for life insurance companies, established by OSFI.

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary but not including the schedules, is provided for ease of reference:

"Alternative Proposal" means (other than the Transaction and an ordinary course transaction permitted under the Transaction Agreement): (i) any merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, consolidation or business combination involving, directly or indirectly, Clarica or any of its material subsidiaries; (ii) any acquisition of assets representing 30% or more of the book value (on a consolidated basis) of the assets of Clarica and its subsidiaries, taken as a whole (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) in a single transaction or a series of related transactions; (iii) any acquisition of beneficial ownership of 30% or more of the Clarica Shares in a single transaction or series of related transactions; (iv) any reinsurance arrangement outside the ordinary course of business involving a substantial part of the insurance liabilities of Clarica; (v) any acquisition by Clarica of any assets or securities of another person (other than acquisitions of capital stock or assets or securities of any other person that, individually or in the aggregate, are not material to Clarica and its subsidiaries, taken as a whole); or (vi) any *bona fide* proposal, or public announcement of an intention, to do any of the foregoing, and includes any amendment to an Alternative Proposal;

"Board" means the board of directors of Clarica;

"business day" means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

"Canadian GAAP" means generally accepted accounting principles in Canada;

"CBCA" means the *Canada Business Corporations Act*, as amended from time to time;

"CCRA" means Canada Customs and Revenue Agency, formerly Revenue Canada;

"CDS" means The Canadian Depository for Securities Limited;

"CIBC Mellon" means CIBC Mellon Trust Company;

"Circular" means this proxy circular of Clarica dated January 11, 2002 sent to Shareholders and certain Voting Policyholders in connection with the Special Meeting;

"Clarica" means Clarica Life Insurance Company, a company existing under the ICA and, unless the context otherwise indicates, its consolidated subsidiaries;

"Clarica Options" means options to purchase Clarica Shares granted pursuant to Clarica's management incentive plans;

"Clarica Shares" means common shares in the capital of Clarica;

"Closing Date" means the third business day following the date on which all required approvals of the Transaction as set forth in the Transaction Agreement have been obtained, including required regulatory approvals and approval of the Shareholders and Voting Policyholders;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the *Competition Act* (Canada), as amended from time to time;

"Confidentiality Agreement" means the confidentiality agreement dated November 6, 2001 between Clarica and Sun Life;

"Dissent Procedures" means the terms and conditions governing the Dissent Right as set forth in the Dissent Rights Agreement;

"Dissent Right" means the contractual right of dissent offered to Registered Shareholders under the Dissent Rights Agreement and which is summarized in this Circular under "Dissenting Shareholders' Rights";

"Dissent Rights Agreement" means the agreement governing the Dissent Procedures and other related matters, which is attached to this Circular as Schedule E;

"Dissenting Shareholder" means a Registered Shareholder who validly exercises a Dissent Right in accordance with the Dissent Rights Agreement, and who does not thereafter cease to be entitled to exercise a Dissent Right;

"Exchange Ratio" means 1.5135 Sun Life Shares for each Clarica Share, subject to customary anti-dilution provisions as set forth in Schedule I to Appendix 1 to Schedule A to this Circular;

"Exchangeable Shares" means the new class of exchangeable shares of Clarica having the rights, privileges, restrictions and conditions set forth in Schedule I to Appendix 1 to Schedule A to this Circular;

"Expense Reimbursement Amount" means the amount of $50 million payable by Clarica to Sun Life or by Sun Life to Clarica in the circumstances specified in "Other Terms of the Transaction Agreement — Termination Fee and Expense Reimbursement";

"Goldman Sachs" means Goldman, Sachs & Co., financial advisor to Clarica;

"Goldman Sachs Opinion" means the opinion of Goldman Sachs that, as of December 17, 2001 and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Shareholders other than Sun Life Financial, which opinion is attached as Schedule B to this Circular;

"HSR Act" means the United States *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended from time to time;

"ICA" means the *Insurance Companies Act* (Canada), as amended from time to time;

"IFMG" means Independent Financial Marketing Group, Inc.;

"Intermediary" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Policy Statement No. 41 of the Canadian Securities Administrators, as amended or substituted from time to time) that holds Clarica Shares on behalf of a person who is not the registered holder thereof;

"Keyport" means Keyport Life Insurance Company;

"Letter of Transmittal" means the letter of transmittal to be distributed after the date of the Special Meeting to Shareholders who hold share certificates representing their Clarica Shares, pursuant to which such Shareholders are to exchange the certificates representing their Clarica Shares for Sun Life Shares;

"Minister of Finance" means the Minister of Finance (Canada);

"Non-Certificated Clarica Share" means a Clarica Share issued in connection with the demutualization of Clarica and registered in the name of the holder thereof and in respect of which no share certificate has been issued to the holder thereof, or a Clarica Share subsequently acquired and registered in a non-certificated form;

"Non-Certificated Shareholder" means a holder of Non-Certificated Clarica Shares;

"NYSE" means the New York Stock Exchange Inc.;

"OSFI" means the Office of the Superintendent of Financial Institutions established pursuant to the *Office of the Superintendent of Financial Institutions Act* (Canada), as amended from time to time;

"Registered Shareholder" means a Shareholder listed in the register of the holders of Clarica Shares maintained by CIBC Mellon, as the registrar and transfer agent for the Clarica Shares, and includes holders of Non-Certificated Clarica Shares;

"Rights Plan" means the shareholder rights plan of Clarica established pursuant to the shareholder rights plan agreement dated as of April 27, 2000 between Clarica and CIBC Mellon;

"Shareholder" means a holder of Clarica Shares;

"Special Meeting" means the special meeting of Shareholders and Voting Policyholders to be held on Wednesday, March 6, 2002 at 10:00 a.m. in Toronto, Ontario, and any adjournment or postponement thereof, to consider and, if deemed advisable, to pass, the Transaction Resolution;

"Strategic Planning Committee" means the strategic planning committee of the Board that considered and evaluated, among other things, the Transaction;

"Sun Life" means Sun Life Financial Services of Canada Inc., a company existing under the ICA;

"Sun Life Assurance" means Sun Life Assurance Company of Canada, a company existing under the ICA and a wholly-owned subsidiary of Sun Life;

"Sun Life Financial" means Sun Life and its consolidated subsidiaries;

"Sun Life Shares" means common shares in the capital of Sun Life;

"Superintendent" means the Superintendent of Financial Institutions appointed pursuant to the *Office of the Superintendent of Financial Institutions Act* (Canada), as amended from time to time;

"Superior Proposal" means an Alternative Proposal that (i) if completed in accordance with its terms, would result in or would reasonably be expected to result in a transaction more favourable to Clarica and the Shareholders than the Transaction and (ii) is reasonably capable of completion without undue delay having regard to the nature, scope and size of Clarica and its business and the regulatory environment in which it and its subsidiaries operate;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"TD Securities" means TD Securities Inc., financial advisor to Clarica;

"TD Securities Opinion" means the opinion of TD Securities that, as of December 17, 2001 and subject to the limitations and assumptions set forth therein, the consideration payable under the Transaction is fair, from a financial point of view, to Shareholders other than Sun Life Financial, which opinion is attached as Schedule C to this Circular;

"Termination Fee" means a fee of $310 million payable by Clarica to Sun Life in the circumstances specified in "Other Terms of the Transaction Agreement — Termination Fee and Expense Reimbursement";

"Transaction" means the proposed reorganization of Clarica's share capital pursuant to which holders of Clarica Shares will receive that number of Sun Life Shares equal to the Exchange Ratio for each Clarica Share held, as more particularly described in the Circular under "The Transaction — Transaction Mechanics";

"Transaction Agreement" means the transaction agreement dated December 17, 2001 between Clarica and Sun Life, as it may be amended from time to time;

"Transaction Resolution" means the special resolution of the Shareholders, voting separately as a class, and of the Shareholders and Voting Policyholders, voting together, (i) approving the amendments to the Clarica by-laws required to implement the Transaction and (ii) consenting to the waiver of the application of the Rights Plan to the Transaction, the full text of this resolution being set forth in Schedule A to this Circular;

"TSE" means The Toronto Stock Exchange;

"U.S. Exchange Act" means the United States *Securities Exchange Act of 1934*, as amended from time to time;

"U.S. GAAP" means generally accepted accounting principles in the United States of America;

"U.S. Securities Act" means the United States *Securities Act of 1933*, as amended from time to time;

"U.S. Shareholder" means any holder of Clarica Shares resident in the United States; and

"Voting Policyholders" means holders of Clarica participating policies and holders of Clarica non-participating policies issued by The Mutual Life Assurance Company of Canada on or before March 31, 1995.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular relating to Sun Life Financial and to Sun Life Financial and Clarica after the completion of the Transaction (including the unaudited pro forma consolidated financial statements of Sun Life) has been provided by Sun Life for inclusion in this Circular. In preparing the unaudited pro forma consolidated financial statements of Sun Life, Sun Life has relied upon the accuracy and completeness of certain financial information provided by Clarica and has not independently verified such information. Clarica assumes no responsibility or liability for any information provided by Sun Life for inclusion in this Circular, except to the extent that such information has been expressed as having been provided by Clarica or has been derived from information provided to Sun Life by Clarica.

The information contained in this Circular is given as at January 11, 2002, except where otherwise noted. No person has been authorized to give any information or to make any representations in connection with the Transaction other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Clarica or Sun Life. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

THE TRANSACTION

Changing Regulatory Environment

In September 1998, the Task Force on the Future of the Canadian Financial Services Sector formed by the Minister of Finance in December 1996 released its final report, which contained a number of recommendations dealing with, among other things, enhancing the competitiveness of, and improving the regulatory framework for, Canadian financial institutions, including the ownership regime for Canadian insurance companies. In June 1999, following consideration of the Task Force report by two federal parliamentary committees, the Minister of Finance released a White Paper, *Reforming Canada's Financial Sector: A Framework for the Future,* outlining the federal government's vision for the future of the Canadian financial services sector.

On July 21, 1999, Clarica converted its status from a mutual life insurance company owned by policyholders to a public company owned by shareholders and became what is commonly referred to as a demutualized company. At that time, the ICA required all demutualized companies to be widely held within the meaning of the regulations to the ICA. This restriction prevented any person or group of persons acting in concert from acquiring a "significant interest" in a demutualized company. A "significant interest" was defined to be beneficial ownership or actual or legal control of more than 10% of any class of shares of a demutualized company (or, where the shares of a demutualized company were held by a holding company, of the holding company).

In June 2000, the Minister of Finance introduced proposed legislative changes to the ICA in response to the 1998 Task Force Report, the parliamentary committee reports and the proposals made in the federal government's 1999 White Paper. Those changes were never enacted but a further bill was subsequently introduced in February 2001 and was proclaimed in force on October 24, 2001. The amended ICA provides that, on or after January 1, 2002, demutualized companies with an aggregate surplus and minority interest of greater than $1 billion but less than $5 billion (at the time of demutualization) need not be widely-held provided that any person or group of persons acting in concert proposing to acquire a significant interest in a demutualized company would be required to obtain the consent of the Minister of Finance.

The aggregate of the surplus and minority interest of Clarica (at the time of Clarica's demutualization) place it within the category of demutualized companies that no longer need to be widely-held after December 31, 2001. Accordingly, under the ICA, the Transaction may be completed subject to obtaining the requisite Ministerial consent.

Background to the Transaction

In October 1999, the Strategic Planning Committee of the Board, as part of its mandate, began consideration of the impact on Clarica of anticipated changes in the ownership regime under the ICA discussed above. In November 1999, Goldman Sachs was retained by Clarica as its financial advisor to advise Clarica with respect to its alternatives. Heenan Blaikie was retained as legal counsel to the Board and to the Strategic Planning Committee.

The Strategic Planning Committee met numerous times in 2000 and 2001 and discussed, among other things, the proposed legislative changes and the potential impact of such changes on the ownership of Clarica and on Clarica's strategic alternatives. Throughout this period, the Strategic Planning Committee reported to the Board on these issues. Clarica adopted the Rights Plan on April 27, 2000. In early 2001, Davies Ward Phillips & Vineberg LLP was retained as Clarica's legal counsel and TD Securities was also retained as a financial advisor to advise Clarica with respect to its strategic alternatives.

During the course of 2001, Clarica was approached by, and had conversations with, several financial institutions, including Sun Life, concerning the timing of parliamentary enactment of the proposed legislative changes, the impact of such changes and the possibility of pursuing business combinations or strategic alliances.

In late August 2001, Mr. Donald A. Stewart, the Chairman and Chief Executive Officer of Sun Life, approached Mr. Astley to inquire whether Clarica would be receptive to a form of strategic alliance with Sun Life Financial whereby Sun Life would acquire a significant minority interest in Clarica. These discussions did not proceed and Mr. Astley indicated that Clarica viewed such discussions with Sun Life as premature.

In the fall of 2001, Clarica continued to consider its strategic alternatives with the assistance of its financial and legal advisors.

In late October 2001, Mr. Stewart again approached Mr. Astley concerning a possible strategic alliance with Sun Life Financial. Subsequently, Mr. Stewart and Mr. Astley had several discussions concerning the form of a strategic alliance and another form of transaction which would result in a business combination involving all of the Clarica Shares. They agreed that in the circumstances a transaction involving the acquisition by Sun Life of 100% of the outstanding Clarica Shares was preferable.

On November 6, 2001, Sun Life and Clarica entered into the Confidentiality Agreement for the purpose of exploring a possible transaction between the two parties.

From November 6, 2001 to the date of the Transaction Agreement, Sun Life and Clarica exchanged confidential information and conducted due diligence meetings between senior officers and managers.

On November 14 and November 24, 2001, Mr. Stewart met with Mr. Astley to discuss various matters relating to a possible combination transaction, including the possibility of entering into an agreement and making a public announcement of a transaction prior to January 1, 2002.

On November 30, 2001, Mr. Astley discussed with the Strategic Planning Committee the possibility of a combination with Sun Life Financial and summarized the discussions to date. On December 1, 2001, Mr. Stewart again met with Mr. Astley to discuss a possible transaction.

On December 3, 2001, representatives of Sun Life and representatives of Merrill Lynch, the financial advisor to Sun Life, met with representatives of Goldman Sachs on behalf of Clarica to discuss the basic form and terms of a possible transaction. During the next several days, representatives of Sun Life and Clarica and their respective financial advisors continued negotiations in person and by telephone concerning the terms of a possible transaction.

On December 7, 2001, the Board held a meeting to discuss, among other things, the possibility of a combination with Sun Life Financial and the status of negotiations.

Further discussions between Clarica, Sun Life and their respective financial advisors were held over the weekend of December 8 and December 9, 2001. On December 10, 2001, representatives of Clarica and Sun Life agreed, subject to completion of their reviews of each other's business, affairs and prospects, finalization of a transaction structure, negotiation of mutually agreeable transaction documentation and approval of their respective boards of directors, that the transaction would involve each Clarica Share being exchanged for 1.5135 Sun Life Shares.

From December 11, 2001 through December 17, 2001, legal advisors to Clarica and to Sun Life exchanged drafts and negotiated the terms of the Transaction Agreement. Throughout this period, Clarica continued to review, with the assistance of its financial and legal advisors, the results of its due diligence investigation of Sun Life Financial and the various financial and non-financial strategic benefits that could be derived from the proposed combination of Clarica with Sun Life Financial.

Mr. Astley met with the Deputy Minister of Finance on December 13, 2001 to advise him of the possibility of reaching an agreement and announcing the Transaction before the end of 2001.

The Board met on December 13, 2001 to further consider the proposed Transaction. On December 14, 2001, representatives of Sun Life and Clarica met with representatives of OSFI to advise it of Clarica's and Sun Life's intentions to complete negotiations with a view to reaching agreement on and announcing the Transaction before the end of 2001 and to provide OSFI with a description of the Transaction structure and other key elements of the Transaction. The Strategic Planning Committee held a meeting on December 14, 2001 to discuss the proposed Transaction and the status of negotiations. The Strategic Planning Committee also met in the morning of December 16, 2001 with Mr. Astley and Mr. J. David Williamson, the Executive Vice-President and Chief Financial Officer of Clarica, prior to a meeting of the Board that afternoon.

On December 16, 2001, the Board met to discuss the Transaction. All members of the Board were present in person at the meeting. Mr. Astley provided the Board with a summary of the discussions with Sun Life and regulatory authorities. Mr. Astley also discussed the strategic rationale and contemplated benefits from the proposed Transaction. Mr. Williamson provided an overview of the due diligence review concerning Sun Life Financial. Goldman Sachs and TD Securities each orally delivered their respective fairness opinions, subject to the limitations and assumptions set forth in the definitive written versions thereof, and presented financial analyses in connection with the Transaction. Clarica's legal advisor reviewed the terms of the Transaction Agreement and advised the Board with respect to certain legal matters relating to the Board's consideration of the proposed Transaction. The Board asked questions of management of Clarica and its legal and financial advisors. Following a further discussion, the Chairman of the Strategic Planning Committee reported to the Board that the Strategic Planning Committee unanimously recommended that the Board approve the Transaction Agreement. The Board unanimously approved the Transaction Agreement and recommended that the Shareholders and Voting Policyholders approve the Transaction.

The Transaction Agreement was executed by Clarica and Sun Life on December 17, 2001.

Reasons for the Transaction

The Strategic Planning Committee and the Board, in consultation with their financial and legal advisors and with management of Clarica, considered a number of factors in concluding that the Transaction is in the best interests of Clarica, and in determining to approve the Transaction Agreement and to recommend that Shareholders and Voting Policyholders approve the Transaction. Neither the Strategic Planning Committee nor the Board considered it practical to, and they did not attempt to, quantify or otherwise assign relative weights to the various factors considered by them in reaching their decisions. While the following description of the factors considered by the Strategic Planning Committee and the Board is not intended to be exhaustive, the factors considered included:

- the excellent strategic and operational fit of Clarica and Sun Life and their shared vision of a world-class international financial services institution headquartered in Canada;
- the fact that the combined organization will be:
  - the largest Canadian life insurance organization, with combined total revenues of $26.3 billion and assets under management of $378.3 billion, including total general and segregated fund assets of $174.3 billion, as at and for the 12 months ended September 30, 2001 (giving effect to the acquisition of Keyport and IFMG as if it had occurred on January 1, 2000), and a combined market capitalization of $20.5 billion as at January 11, 2002;
  - one of the leading publicly-traded North American life insurance companies, measured by market capitalization;
  - a leader in Canada in group life and health insurance, in group retirement services, in retail insurance premiums in force, and in customer base, with approximately seven million Canadian customers; and
  - well-positioned to take advantage of Sun Life Financial's substantial and expanding U.S. business and growing international operations;
- the significant opportunities for the combined company to realize substantial annual pre-tax cost synergies, currently estimated to be approximately: $100 million in 2002; $230 million in 2003; and $270 million in 2004 and annually thereafter (see "Sun Life Financial and Clarica After the Transaction — Synergies");
- that Shareholders other than Sun Life Financial will collectively own approximately 30% of the Sun Life Shares following the completion of the Transaction and, as shareholders of Sun Life, will benefit from any appreciation in the value of Sun Life Shares, including as a result of the Transaction or any future earnings, distributions or growth of Sun Life Financial;
- that the Sun Life Share consideration offered in connection with the Transaction provides Shareholders with an opportunity to participate in the ownership of a larger, stronger company with substantial international operations that is expected to be well-positioned to respond to opportunities and developments in an industry in which critical mass and market presence are increasingly important;
- the opinions of each of Goldman Sachs and TD Securities to the effect that, as of December 17, 2001 and subject to the limitations and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Shareholders other than Sun Life Financial (see "— Fairness Opinions"), including certain factors considered by Goldman Sachs and TD Securities in reaching their opinions;
- that, based on the volume-weighted average closing price of the Sun Life Shares on the TSE for the 10 trading days prior to the announcement of the Transaction, the consideration to be received by Shareholders in the Transaction was $54.65 per Clarica Share;
- that, in order to be effective, the Transaction must be approved by two-thirds of the votes cast by Shareholders, voting separately as a class, and by two-thirds of the votes cast by Shareholders and Voting Policyholders, voting together, at the Special Meeting (see "Other Terms of the Transaction Agreement — Conditions to the Transaction Becoming Effective — Shareholder and Voting Policyholder Approvals");

- the continuation of the Clarica brand for Clarica's retail sales force and retail products and Clarica's reinsurance business for at least two years following the Closing Date (see "Sun Life Financial and Clarica After the Transaction — Operations");
- the continuity of certain Clarica senior management through, among other things, the retention of Robert M. Astley, who will remain in his current position as the President and Chief Executive Officer of Clarica and will be appointed the President, Canadian Operations, of each of Sun Life and Sun Life Assurance (see "Sun Life Financial and Clarica After the Transaction — Operations");
- that the U.S. operations of the two companies will be integrated under the Sun Life Financial name, allowing Sun Life Financial to further leverage its substantial presence in the U.S. market;
- their assessment of Clarica's management resources, business, assets, financial condition, results of operations and future prospects and the current economic, industry and market conditions affecting Clarica;
- that the receipt by Shareholders of Sun Life Shares under the Transaction is generally expected to be completed on a tax-free rollover basis to Shareholders in Canada, subject to the assumptions and limitations set out under "Tax Considerations for Clarica Shareholders — Canadian Federal Income Tax Considerations";
- that, under and subject to the conditions in the Transaction Agreement, the Board remains able to respond to an unsolicited *bona fide* written Alternative Proposal that is more favourable to Clarica and the Shareholders than the Transaction (see "Other Terms of the Transaction Agreement — Non-Solicitation");
- that senior management of Clarica was of the view that entering into the Transaction Agreement was in the best interests of Clarica and its Shareholders;
- that the terms of the Transaction Agreement, including the Exchange Ratio, resulted from active arm's length negotiations between Sun Life and Clarica and their respective advisors, and the view of the Strategic Planning Committee and the Board, based on legal advice, that the terms of the Transaction Agreement are customary and reasonable in the context of the Transaction; and
- that Shareholders who oppose the Transaction may, upon compliance with certain conditions, exercise their Dissent Right and receive from Sun Life the fair value, in Sun Life Shares, of their Clarica Shares in respect of which the Dissent Right is exercised (see "Dissenting Shareholders' Rights").

The Board recognized that there are certain risks associated with the Transaction, including the fixed Exchange Ratio and the potential variation in the value of the consideration to be received by Shareholders as a result of possible changes in the price of the Sun Life Shares prior to the closing of the Transaction; the risk that the potential benefits sought in the Transaction (including cost synergies) may not be fully realized; and the other risks set forth in this Circular, including those under "Investment Considerations Relating to Sun Life Shares". However, the Board believes that the positive factors described above should outweigh any risks (even though there can be no assurances in this regard) and is unanimous in its recommendation that Shareholders and Voting Policyholders vote in favour of the Transaction Resolution.

Recommendation of the Strategic Planning Committee

In the execution of its mandate to assist the Board in its consideration of strategic opportunities and alternatives from time to time, the Strategic Planning Committee was authorized to consider the Transaction and to advise the Board as to whether, in the opinion of the Strategic Planning Committee, the Transaction would be in the best interests of Clarica. In the course of its consideration of the Transaction, the Strategic Planning Committee consulted frequently with Clarica's legal and financial advisors and, together with its advisors, reviewed and discussed, among other matters, the financial results, operations and prospects of each of Clarica and Sun Life Financial and of their businesses on a combined basis and the various financial and legal aspects of the Transaction.

On December 16, 2001, after consulting with its advisors and considering the Goldman Sachs Opinion and the TD Securities Opinion delivered orally to the Board, the Strategic Planning Committee unanimously determined that the Transaction is in the best interests of Clarica and unanimously recommended that the Board approve the Transaction Agreement and recommend that Shareholders and Voting Policyholders approve the Transaction.

Recommendation of the Board

On December 16, 2001, following consultation with Clarica management, its financial and legal advisors and receipt of the oral Goldman Sachs Opinion and the oral TD Securities Opinion, the Board unanimously determined that the Transaction is in the best interests of Clarica and unanimously approved the terms of the Transaction Agreement.

The Board unanimously recommends that Shareholders and Voting Policyholders vote in favour of the Transaction Resolution.

Fairness Opinions

The Board retained Goldman Sachs and TD Securities to assist Clarica in its assessment of strategic alternatives and the Transaction and to provide their opinions in relation to the fairness, from a financial point of view, of the Exchange Ratio to the Shareholders other than Sun Life Financial.

Goldman Sachs Opinion

On December 16, 2001, Goldman Sachs delivered its oral opinion to the Board, which opinion was confirmed in writing on December 17, 2001 by delivery of the Goldman Sachs Opinion, that, as of December 17, 2001, and based upon and subject to the limitations and assumptions set forth therein, the Exchange Ratio pursuant to the Transaction Agreement was fair from a financial point of view to the Shareholders other than Sun Life Financial.

The full text of the Goldman Sachs Opinion dated December 17, 2001, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the Goldman Sachs Opinion, is attached as Schedule B to this Circular. Goldman Sachs provided its opinion solely for the information and assistance of the Board in connection with its consideration of the Transaction. The Goldman Sachs Opinion is not a recommendation as to how any Shareholder or Voting Policyholder should vote with respect to the Transaction. Shareholders and Voting Policyholders are urged to read the Goldman Sachs Opinion in its entirety.

Goldman Sachs was retained as Clarica's financial advisor in November 1999. Goldman Sachs is an international investment banking firm, with operations in corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements, as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Clarica and Sun Life having provided certain investment banking services to them from time to time and it may provide services to them in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Clarica or Sun Life for its own account and for the accounts of customers.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the Board's consent, that the internal financial forecasts prepared by the managements of Clarica and Sun Life Financial (including the Synergies (as defined in the full text of the Goldman Sachs Opinion)) have been reasonably prepared reflecting the best currently available judgments of Clarica and Sun Life Financial and that the Synergies will be realized in the amounts and time periods contemplated thereby. Goldman Sachs are not actuaries and their services did not include actuarial determinations or evaluations by it or any attempt to evaluate actuarial assumptions. Goldman Sachs has relied, with the Board's consent, upon Clarica's internal actuaries with respect to the reserve adequacy of Sun Life Financial and Clarica and, in that regard, Goldman Sachs has made no analysis of, and has expressed no opinion as to, the adequacy of such insurance reserves. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including the reserves) of Clarica or Sun Life Financial and has not been furnished with any such evaluation or appraisal, other than the Actuarial Reports (as defined in the full text of the Goldman Sachs Opinion) on which it has relied for actuarial information. Goldman Sachs also has assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the Transaction will be obtained without any adverse effect on Clarica or Sun Life Financial or on the expected benefits of the Transaction.

The Goldman Sachs Opinion was rendered only as at December 17, 2001 and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Clarica as they were reflected in the information and documents reviewed by Goldman Sachs and as they were represented to Goldman Sachs in its discussions with the management of Clarica. Goldman Sachs' analyses and the preparation of its opinion included assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

Pursuant to an engagement letter agreement with Clarica, Goldman Sachs is engaged to act as its financial advisor in connection with the Transaction and Clarica has agreed to pay Goldman Sachs, upon completion of the Transaction, a customary fee. In addition, Clarica has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify it against certain liabilities, including certain liabilities under applicable securities laws.

Goldman Sachs was not engaged to and therefore did not prepare a ''formal valuation'' (within the meaning of applicable securities laws) of Clarica or Sun Life and its opinion should not be construed as such.

TD Securities Opinion

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

On December 16, 2001, TD Securities delivered its oral opinion to the Board, which opinion was confirmed on December 17, 2001 by delivery of the written TD Securities Opinion, that, as of December 17, 2001, the consideration payable under the Transaction is fair, from a financial point of view, to the Shareholders other than Sun Life Financial.

TD Securities' conclusion as to the fairness, from a financial point of view, of the consideration payable under the Transaction to Shareholders, other than Sun Life Financial, is based upon various assumptions and limitations, including:

- the limitation that projecting future results is inherently subject to uncertainty;
- the assumption that all conditions precedent to the completion of the Transaction can be satisfied in due course;
- the assumption that all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained without adverse condition or qualification; and
- the assumption that the budgets, forecasts, projections and estimates prepared by Clarica management and Sun Life management and used in TD Securities' analysis were prepared using the assumptions identified in them and that such assumptions are reasonable in the circumstances.

TD Securities also assumed and relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by Clarica and its personnel, advisors or otherwise, and specifically reviewed and relied upon, among other things, the Transaction Agreement, Clarica's public disclosure documents, a certificate of senior officers of Clarica relating to, among other things, the accuracy of the information provided to TD Securities and the absence of any material change in the financial condition or prospects of Clarica, and Clarica's internal actuarial analysis with respect to the adequacy of the reserves of Sun Life Financial and Clarica.

The complete text of the TD Securities Opinion is attached as Schedule C to this Circular and the summary of the TD Securities Opinion set forth above is qualified in its entirety by reference to that opinion. The TD Securities Opinion was provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation as to how any Shareholder or Voting Policyholder should vote with respect to the Transaction. Shareholders and Voting Policyholders are urged to read the TD Securities Opinion carefully and in its entirety for a description of the procedures followed, the factors considered and the assumptions made by TD Securities in preparing the TD Securities Opinion.

Pursuant to an engagement letter agreement with Clarica, TD Securities is engaged to act as Clarica's financial advisor in connection with the Transaction and Clarica has agreed to pay TD Securities, upon completion of the Transaction, a customary fee. In addition, Clarica has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify it against certain liabilities, including certain liabilities under applicable securities laws.

TD Securities was not engaged to and therefore did not prepare a "formal valuation" (within the meaning of applicable securities laws) of Clarica or Sun Life and its opinion should not be construed as such.

Transaction Mechanics

At the Special Meeting, Shareholders and Voting Policyholders will be asked to vote to approve the automatic exchange of each Clarica Share (other than those owned beneficially by Sun Life Financial as general fund assets) for that number of Sun Life Shares as is equal to the Exchange Ratio.

If the Transaction Resolution is approved by at least two-thirds of the votes cast by Shareholders, voting separately as a class, and by at least two-thirds of the votes cast by Shareholders and Voting Policyholders, voting together, at the Special Meeting, all required regulatory approvals are received, and all other conditions to the completion of the Transaction are satisfied or waived, the share capital of Clarica will be reorganized at the Closing Time in the following manner:

- the by-laws of Clarica will be amended to create the Exchangeable Shares and to change each Clarica Share (other than those owned beneficially by Sun Life Financial as general fund assets) into one Exchangeable Share;
- immediately following the change of each Clarica Share into one Exchangeable Share, each Exchangeable Share will be exchanged automatically with Sun Life for:
  - in the case of each Exchangeable Share held by Shareholders other than Dissenting Shareholders, that number of Sun Life Shares as is equal to the Exchange Ratio; and
  - in the case of each Exchangeable Share held by Dissenting Shareholders, that number of Sun Life Shares as is to be determined in accordance with the Dissent Rights Agreement; and
- Sun Life will convert the Exchangeable Shares acquired by it from the Clarica Shareholders in exchange for Sun Life Shares into Clarica Shares on a one-for-one basis.

After giving effect to the Transaction, the Shareholders (other than Sun Life Financial) will own, in the aggregate, approximately 30% of the outstanding Sun Life Shares and Sun Life will own all of the outstanding Clarica Shares.

Exchangeable Shares

The following is a summary of the material rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and is qualified in its entirety by reference to the full text of such rights, privileges, restrictions and conditions, which are attached as Schedule I to Appendix 1 to Schedule A to this Circular.

Automatically Exchangeable for Sun Life Shares

The Exchangeable Shares will be exchangeable for Sun Life Shares as follows: (i) for each Exchangeable Share other than those held by Dissenting Shareholders, that number of Sun Life Shares as is equal to the Exchange Ratio and (ii) for each Exchangeable Share held by a Dissenting Shareholder, that number of Sun Life Shares as is to be determined in accordance with the Dissent Rights Agreement. The exchange of all Exchangeable Shares for Sun Life Shares will be effected automatically at the Closing Time and without any act required of the holders of Exchangeable Shares.

Voting Rights

Subject to the provisions of the ICA, the holders of Exchangeable Shares, as such, will not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders or shareholders and policyholders of Clarica.

Redemption or Purchase

The Exchangeable Shares may not be redeemed or purchased by Clarica.

Ranking

The Exchangeable Shares will rank junior to the Class A Shares, which are the only outstanding preferred shares of Clarica, and equally with the Clarica Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of Clarica, whether voluntary or involuntary, or any other distribution of the assets of Clarica for the purpose of winding-up its affairs.

Convertible into Clarica Shares

After the automatic exchange of Exchangeable Shares for Sun Life Shares, the Exchangeable Shares will be convertible into Clarica Shares by Sun Life at its option.

Fractional Shares

No fractional Sun Life Shares will be delivered to any Shareholder otherwise entitled thereto. Instead, these Shareholders will receive a cash payment equal to their proportionate share of the proceeds (after deducting fees and expenses) received by CIBC Mellon on the sale of the Sun Life Shares representing the accumulation of all fractional interests in Sun Life Shares that would otherwise be issuable to Shareholders other than Dissenting Shareholders in connection with the Transaction. CIBC Mellon will make arrangements to sell such Sun Life Shares on the TSE on behalf of those Shareholders as soon as possible after the Closing Time.

Procedure for Exchange of Share Certificates and Non-Certificated Clarica Shares

Immediately prior to the Closing Time, Sun Life will deposit with CIBC Mellon the Sun Life Shares to be issued on the completion of the Transaction. Shareholders who have certificates representing their Clarica Shares must surrender such certificates to CIBC Mellon in order to receive their Sun Life Shares. A Letter of Transmittal will be sent separately to Shareholders whose Clarica Shares are represented by share certificates for use by such Shareholders to facilitate the exchange of their Clarica Shares for Sun Life Shares. The details of the exchange procedure will be described in the Letter of Transmittal. Non-Certificated Shareholders and unregistered Shareholders will not be required to take any action to effect the exchange of their Clarica Shares for Sun Life Shares. The Sun Life Shares issued to Non-Certificated Shareholders will be held by CIBC Mellon, the transfer agent and registrar for the Sun Life Shares, on behalf of such Shareholders in a share account established by Sun Life. Each Non-Certificated Shareholder residing in Canada will be sent a statement following the Closing Date setting out the number of Sun Life Shares issued to that Shareholder and held by CIBC Mellon on his or her behalf. Non-Certificated Shareholders residing in countries other than Canada will be issued a share certificate representing their Sun Life Shares. Further details regarding the share account, transferring Sun Life Shares from the share account and other information about services provided to Sun Life shareholders will be provided to Non-Certificated Shareholders following the Closing Date.

Effect of the Transaction on the Clarica Options

As at January 11, 2002, there were issued and outstanding Clarica Options to purchase an aggregate of 3,083,025 Clarica Shares. These Clarica Options are held by officers and employees of Clarica and its affiliates under Clarica's management stock incentive plans. The terms of these plans currently provide that all unvested Clarica Options will vest immediately prior to the Closing Time and that all outstanding Clarica Options will thereafter be exercisable to acquire the same per share consideration as was received by the Shareholders pursuant to the Transaction. Pursuant to the terms of the Transaction Agreement, and subject to the receipt of the approval of the TSE and any other additional approvals that may be required, Clarica's management stock incentive plans will be amended prior to the Closing Time to provide that each unexercised Clarica Option outstanding at the Closing Time will be exchanged for an option to acquire that number of Sun Life Shares as is equal to the Exchange Ratio for each Clarica Share for which such Clarica Option was exercisable immediately prior to the Closing Time, rounded down to the nearest whole number of Sun Life Shares. The new Clarica Options will be exercisable at an exercise price per Sun Life Share equal to the exercise price per Clarica Share at which such Clarica Option was exercisable immediately prior to the Closing Time, divided by the Exchange Ratio, rounded up to the nearest cent. The terms and conditions of each Clarica Option and the rights of each holder thereof will otherwise remain unchanged.

No Effect on Policyholders

The Transaction will not affect the terms and conditions of policies of Voting Policyholders or other Clarica policyholders, including premiums, policy benefits, annuity payments or any right to receive experience dividends.

No Effect on Clarica Preferred Shares

Upon completion of the Transaction, Sun Life will own all of the issued and outstanding Clarica Shares and Clarica will become a subsidiary of Sun Life. The 6,000,000 Non-Cumulative Redeemable Class A Preferred Shares,

Series 1, in the capital of Clarica will remain outstanding as preferred shares of Clarica with the same rights and share conditions that currently exist.

Waiver of Rights Plan

Clarica adopted the Rights Plan to allow the Board to deal more effectively and in the best interests of the Shareholders with unsolicited offers from third parties, to provide sufficient time for the consideration of any such offers and to allow enough time for competing transactions to emerge. The Rights Plan contains provisions which could have a substantial dilutive effect on the ownership interest of any person who acquires more than 20% of the Clarica Shares without the prior approval of the Board and provides generally that the application of those provisions to a negotiated transaction may be waived by the Board in its discretion. However, the technical terms of the Rights Plan require the prior approval of the Shareholders in order for such a waiver to be made where a transaction is structured as a capital reorganization or other Shareholder-approved transaction. The Board is of the view that it would be inappropriate for the potentially dilutive provisions of the Rights Plan to apply in the context of the Transaction and the completion of the Transaction is therefore conditional upon the waiver of the application of such provisions to the Transaction as contemplated by the Transaction Resolution.

Stock Exchange Listings

The TSE has conditionally approved the listing of the Sun Life Shares issuable in connection with the Transaction. Listing on the TSE is subject to Sun Life fulfilling all of the requirements of the TSE on or before the date of issuance of such shares.

Sun Life will apply to list the Sun Life Shares issuable in connection with the Transaction on the NYSE. Sun Life also intends to apply to list the Sun Life Shares issuable in connection with the Transaction on the London Stock Exchange and the Philippines Stock Exchange.

Qualification for Trading

Canada

In order for the Sun Life Shares issuable in connection with the Transaction to be freely tradeable in all provinces and territories in Canada as required by the Transaction Agreement, an application has been made to the securities commission or similar authority in each of the provinces and territories of Canada to seek certain relief from the registration and prospectus requirements in connection with the issuance of such Sun Life Shares. Other than such relief, no approvals, orders or rulings are necessary in order for the Sun Life Shares issuable in connection with the Transaction to be freely tradeable in all provinces and territories in Canada, subject to exceptions or requirements of general application.

United States

The Sun Life Shares to be issued to U.S. Shareholders in connection with the Transaction will be registered under the U.S. Securities Act and may be sold without restriction under the U.S. Securities Act by any U.S. Shareholder who, for purposes of United States securities laws, is not an ''affiliate'' of Clarica at the time the Transaction is submitted to Shareholders and Voting Policyholders, and who will not be an affiliate of Sun Life at the time of any resale of such Sun Life Shares. An ''affiliate'' of a corporation for purposes of relevant United States securities laws is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation. Any resale of such Sun Life Shares by such an affiliate or former affiliate may be subject to registration requirements of the U.S. Securities Act, absent an exemption therefrom. Any such affiliate or former affiliate should obtain the advice of its legal counsel with respect to the application of the U.S. Securities Act to the offer or sale of such Sun Life Shares by such person.

Eligibility for Investment in Canada

In the opinion of Davies Ward Phillips & Vineberg LLP, legal counsel to Clarica, and Torys LLP, legal counsel to Sun Life, had the Transaction become effective on the date hereof, the Sun Life Shares to be received by Shareholders on completion of the Transaction would be, on the date hereof, eligible investments, without resort to the so-called ''basket provisions'', in each case subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes and the regulations thereunder:

Bank Act (Canada)
Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)
An Act Respecting Insurance (Quebec)
An Act Respecting Trust Companies and Savings Companies (Quebec)
Supplemental Pension Plans Act (Quebec)

In addition, in the opinion of Davies Ward Phillips & Vineberg LLP and Torys LLP, had the Transaction become effective on the date hereof, the Sun Life Shares to be received by Shareholders on completion of the Transaction would be, on the date hereof, qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan, and would not be foreign property for purposes of the Tax Act. For a discussion of the prohibited investment considerations under the Tax Act for registered pension plans, see ''Tax Considerations for Clarica Shareholders — Canadian Federal Income Tax Considerations — Residents of Canada''.

Interests of Management and Others in the Transaction

In considering the recommendation of the Board with respect to the Transaction, Shareholders and Voting Policyholders should be aware that certain members of Clarica's management and the Board have certain interests in connection with the Transaction, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Transaction. The Board is aware of these interests and considered them along with the other matters described above in ''— Reasons for the Transaction''.

Clarica has employment agreements with certain senior officers which provide for, among other things, a requirement to pay those officers multiples of their respective annual compensation ranging from two to three times if the officer is terminated or, in the case of certain of the officers, if the officer resigns, in each case within a period of time after a change of control of Clarica. The Transaction will constitute a change of control of Clarica for purposes of these employment agreements. See ''Information Concerning Clarica — Clarica Executive Compensation''. Sun Life Assurance intends to enter into new employment agreements with certain of these senior officers at or prior to the Closing Time.

Sun Life has agreed to nominate, as soon as reasonably practicable, five members of the Board to join the board of directors of each of Sun Life and Sun Life Assurance including David A. Ganong, Chairman of the Board of Clarica, and Robert M. Astley, President and Chief Executive Officer of Clarica. See ''Sun Life Financial and Clarica After the Transaction — Corporate Governance''.

Intentions of Clarica Directors and Senior Officers

The directors and senior officers of Clarica, who collectively own 146,964 Clarica Shares at the date hereof, which represent approximately 0.1% of the outstanding Clarica Shares, have indicated that they intend to vote in favour of the Transaction Resolution.

OTHER TERMS OF THE TRANSACTION AGREEMENT

Conduct of Clarica's Business Pending the Closing

Until the earlier of the Closing Time and the termination of the Transaction Agreement, and unless Sun Life otherwise agrees in writing, Clarica is required to conduct its business in the ordinary course of business, consistent with past practice, and must preserve intact its business organizations and goodwill, including contractual rights.

Non-Solicitation

Termination of Existing Discussions

The Transaction Agreement required Clarica and its representatives to immediately cease and cause to be terminated any then existing solicitation, encouragement, activity, discussion or negotiation with any person with respect to any Alternative Proposal.

Non-Solicitation Covenant

The Transaction Agreement further provides that, except as contemplated below, Clarica will not and will not permit any of its representatives to:

- solicit, initiate or encourage any inquiry or the making of any proposal to it or its shareholders or policyholders from any person which constitutes, or may reasonably be expected to lead to, in either case, in one transaction or a series of transactions, an Alternative Proposal;
- enter into or participate in or continue any discussions or negotiations regarding, agree to or endorse or recommend, or enter into or propose to enter into any agreement, arrangement or understanding in relation to, an Alternative Proposal; or
- furnish to any person any information with respect to the business, properties, operations, prospects or condition (financial or otherwise) of Clarica in circumstances under which it knows, or it ought reasonably to know, that such information will be used by the recipient in connection with, or in order to make or evaluate making an Alternative Proposal.

In addition, Clarica may not release any person from any confidentiality agreement or standstill agreement by which such person is bound unless such person has made a Superior Proposal.

Ability to Respond to Superior Proposal

Notwithstanding the foregoing, the Board may, at any time before the Special Meeting, consider, participate in discussions or negotiations with, or provide information to, any person who has delivered to Clarica a *bona fide* written Alternative Proposal (with respect to which Clarica has not breached its non-solicitation covenant), provided that the Board, after consultation with its financial and legal advisors, has determined that it is necessary for the directors to take that action in order to discharge properly their fiduciary duties under the ICA and that such Alternative Proposal is or, if consummated in accordance with its terms, would reasonably be expected to be, a Superior Proposal.

Notice to Sun Life

Clarica has agreed to notify Sun Life as soon as possible (and in any event within 24 hours of receipt) of any *bona fide* written Alternative Proposal of which its senior management or the Board becomes aware, or any request for non-public information relating to it in connection with an Alternative Proposal or for access to its properties, books or records by any person that informs it or its representatives that such person is considering making, or has made, an Alternative Proposal. The notice must include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Sun Life may reasonably request, including the identity of the person making such proposal, inquiry or contact.

Entering into of Confidentiality Agreement with Respect to Alternative Proposal

If Clarica receives a request for material non-public information from a person who proposes a *bona fide* written Alternative Proposal, and the Board determines that such Alternative Proposal is a Superior Proposal, then, and only in that case, but subject to the execution of a confidentiality agreement substantially similar to the Confidentiality Agreement entered into by Clarica and Sun Life, the Board may provide such person with access to information regarding Clarica. Clarica will be required to send a copy of any such confidentiality agreement to Sun Life immediately on its execution and to provide Sun Life with a list of or copies of the information provided to such person and immediate access to similar information.

Sun Life's Opportunity to Match

Clarica may accept, approve, recommend or enter into an agreement, arrangement or understanding in respect of an Alternative Proposal on the basis that it constitutes a Superior Proposal, provided that:

- it gives notice to Sun Life that it proposes to do so, promptly after so determining;
- after consultation with its financial and legal advisors, the Board determines that it would be necessary for the directors to take that action in order to discharge properly their fiduciary duties under the ICA;
- it provides to Sun Life a copy of the agreement relating to the Alternative Proposal, if any; and
- it provides Sun Life with the opportunity, for a period of five business days from the later of (i) the date that Sun Life receives notice from Clarica of any *bona fide* written Alternative Proposal of which Clarica's senior

management or the Board has become aware, or any request for non-public information relating to Clarica or any of its subsidiaries in connection with an Alternative Proposal, or for access to its properties, books or records by any person that informs Clarica or its representatives that such person is considering making, or has made, an Alternative Proposal and (ii) the date that Sun Life receives notice from Clarica that Clarica proposes to accept, approve, recommend or enter into an agreement in respect of an Alternative Proposal on the basis that it constitutes a Superior Proposal, to negotiate to amend the Transaction Agreement and the terms of the Transaction to provide for terms that to Clarica and the Shareholders are (in the good faith determination of the Board) as favourable as, or superior to, the terms of the Superior Proposal.

If at any time during such five business day period Sun Life elects to make a proposal that, in the good faith belief of the directors of Sun Life, provides for terms that to Clarica and the Shareholders are as favourable as, or superior to, the terms of the Superior Proposal and delivers to Clarica an executed amendment to the Transaction Agreement reflecting the new proposal, the Board will be required to:

- call and hold a meeting of the Board (or the appropriate committee thereof) to consider Sun Life's proposal as soon as reasonably possible but not later than 48 hours after receipt of such proposal;
- in good faith consider such proposal and permit Sun Life and its representatives to make a presentation to the meeting in respect of the relative merits of Sun Life's proposal and the Superior Proposal (but not otherwise to attend or participate in the meeting or the deliberation of the Board); and
- not later than the date the Board meeting is required to be held as set forth above, determine and advise Sun Life as to whether the Board has determined that Sun Life's proposal provides for terms that to Clarica and the Shareholders are as favourable as, or superior to, the terms of the Superior Proposal.

In the event that the Board determines that the Sun Life proposal provides for terms that to Clarica and the Shareholders are as favourable as, or superior to, the terms of the Superior Proposal, it will cause Clarica immediately thereafter to execute the amendment to the Transaction Agreement delivered by Sun Life and not take any actions in furtherance or support of the Superior Proposal. If, however, the Board continues to believe, in good faith, and after consultation with its financial advisors and outside counsel, that the Superior Proposal continues to be a Superior Proposal, and therefore rejects Sun Life's amended proposal, then, subject to payment of the Termination Fee to Sun Life, Clarica may terminate the Transaction Agreement.

Clarica will not have any of the rights described in this section after the Special Meeting if the Transaction Resolution is approved at the Special Meeting.

See also "—Termination" and "— Termination Fee and Expense Reimbursement".

Adjourning or Postponing the Special Meeting

Where, at any time before the Special Meeting, (i) Clarica has provided Sun Life with notice of any *bona fide* written Alternative Proposal of which its senior management or the Board has become aware, or of any request for non-public information relating to Clarica in connection with an Alternative Proposal, or for access to its properties, books or records by any person that informs Clarica or its representatives that such person is considering making, or has made, an Alternative Proposal, (ii) an Alternative Proposal has been publicly disclosed or announced or (iii) Sun Life reasonably believes that a person intends to make an Alternative Proposal, and, in any such case, the five business day period during which Sun Life is to have the opportunity to match any Superior Proposal, as described above, has not elapsed, then, at Sun Life's request, but subject to applicable law, Clarica will postpone or adjourn the Special Meeting at the Special Meeting (but not beforehand without Sun Life's consent) to a date acceptable to Sun Life but not later than 20 days after the scheduled date of the Special Meeting.

If Clarica provides Sun Life with notice that it intends to accept, approve, recommend or enter into an agreement, arrangement or understanding in respect of an Alternative Proposal on the basis that it constitutes a Superior Proposal on a date that is less than five business days before the date of the Special Meeting and Sun Life has not made a proposal to amend the terms of the Transaction Agreement that the Board has determined provides for terms that to Clarica and the Clarica Shareholders are as favourable as, or superior to, the terms of such Superior Proposal, then, subject to applicable law, Clarica may postpone or adjourn the Special Meeting to a date that is at least five business days but not more than 10 business days after the scheduled date of the Special Meeting.

Conditions to the Transaction Becoming Effective

The implementation of the Transaction is subject to certain conditions being satisfied or waived by one or both of Clarica and Sun Life at or before the Closing Time.

Regulatory Approvals

The obligations of Clarica and Sun Life to complete the Transaction are subject to the receipt of certain regulatory approvals on a basis which does not impose terms and conditions which would, individually or in the aggregate, have a material adverse effect on Sun Life or Clarica and their subsidiaries on a combined basis, including the following:

- applicable approvals under the ICA, including the approval of the Minister of Finance under section 407(1) of the ICA;
- approval of the Superintendent;
- the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transaction or the applicable waiting period under Part IX of the Competition Act shall have expired and the Commissioner shall have advised Sun Life in writing that he does not intend to commence any proceedings under the Competition Act in respect of the Transaction, such advice being on terms and in a form satisfactory to Sun Life, acting reasonably, and not having been amended or rescinded;
- applicable approvals (or the expiry or termination of any applicable waiting periods) under the HSR Act and other applicable competition or anti-trust laws;
- applicable approvals under the *Trust and Loan Companies Act* (Canada), including the approval of the Minister of Finance under section 375 of such Act;
- applicable approvals under insurance and trust company laws of each applicable province and territory of Canada;
- applicable approvals under securities laws of each applicable province and territory of Canada, including approvals relating to: (i) the change in control of a mutual fund manager; (ii) the permitted holdings of a mutual fund; (iii) the issuance of the Exchangeable Shares; and (iv) the issuance of the Sun Life Shares on exchange of the Exchangeable Shares; and
- applicable approvals (or the expiry or termination of any applicable waiting periods) under applicable insurance laws of each applicable state of the United States of America, including Michigan and North Dakota, and of Barbados and Ireland,

except where the failure to obtain any such approvals would not, individually or in the aggregate, have a material adverse effect on Sun Life and Clarica on a combined basis or affect the listing or the free tradeability of the Sun Life Shares.

It is also a condition of closing that all other regulatory consents, waivers, permits, orders and approvals, in connection with, or required to permit, the Transaction be obtained, and that all applicable waiting periods expire, where the failure to obtain or the non-expiry of the same would constitute a criminal offence, or would, individually or in the aggregate, have a material adverse effect on Sun Life and Clarica and their subsidiaries on a combined basis.

See "Regulatory Matters".

Shareholder and Voting Policyholder Approvals

In order for the Transaction to become effective, the Transaction Resolution must be passed by at least two-thirds of the votes cast by Shareholders, voting separately as a class, and by at least two-thirds of the votes cast by Shareholders and Voting Policyholders, voting together, present in person or by proxy at the Special Meeting.

Issuance and Stock Exchange Listings of Sun Life Shares

The obligation of Clarica to complete the Transaction is subject to the conditions that the Sun Life Shares to be received (i) by Shareholders on the completion of the Transaction, (ii) by holders of Clarica Options on the exercise thereof, and (iii) by Dissenting Shareholders on the exercise of Dissent Rights, must be conditionally approved for listing on the TSE and the NYSE, subject to compliance with the usual requirements of such exchanges, and upon issuance must be "freely tradeable" under the securities laws of Canada and the United States. See "The Transaction — Stock Exchange Listings" and "— Qualification for Trading".

Additional Conditions under the Transaction Agreement

The obligations of Clarica and Sun Life to complete the Transaction are also subject to the fulfilment of certain further conditions, including:

- no provision of any applicable insurance or other laws and no judgment, injunction, order or decree which restrains or enjoins or otherwise prohibits the Transaction or the other transactions contemplated by the Transaction Agreement shall be in effect;
- the other party shall have performed or complied with, in all material respects, each of its obligations, agreements and covenants in the Transaction Agreement;
- the representations and warranties of the other party in the Transaction Agreement shall be true and correct in all material respects (or where such representations and warranties are qualified by materiality, in all respects) as of the Closing Date (except for any representations and warranties made as of a specified date, which will be true and correct in all material respects or in all respects, as appropriate, as of such specified date);
- since the date of the Transaction Agreement, there shall not have been (or if there existed or previously occurred, there shall not have been disclosed to any party) any change, event, occurrence or development that would reasonably be expected to have a material adverse effect on the other party or that would materially and adversely affect the ability of the other party to perform its obligations under the Transaction Agreement;
- the board of directors of the other party shall have adopted all necessary resolutions, and taken all other necessary corporate action to enable such party to perform its obligations under the Transaction Agreement; and
- the Transaction Agreement shall not have been terminated pursuant to its terms.

The obligation of Sun Life to complete the transactions contemplated by the Transaction Agreement is also subject to the condition that the holders of not more than 5% of the Clarica Shares shall have exercised (and not withdrawn) their Dissent Rights in respect of the Transaction.

Alternative Form of Transaction

If it is determined in accordance with the Transaction Agreement that the Transaction cannot be completed by way of a reorganization of Clarica's share capital, or the Special Meeting is not held by June 30, 2002, Sun Life has agreed to make an offer to acquire all of the outstanding Clarica Shares by way of take-over bid under which Sun Life would offer consideration of 1.5135 Sun Life Shares for each Clarica Share.

Closing Date of the Transaction

The Closing Date will occur on the third business day after the receipt of all required approvals of the Transaction, including required regulatory approvals and approval of the Transaction Resolution by the Shareholders and Voting Policyholders. While it is therefore not possible to specify when the Closing Date of the Transaction will occur, Clarica currently anticipates that, subject to obtaining all such approvals, the Closing Date will occur during the second quarter of 2002.

Clarica and Sun Life will issue a joint press release announcing the Closing Date as soon as it has been determined.

Termination

The Transaction Agreement may be terminated at any time prior to the Closing Time (even if the Shareholders and Voting Policyholders have approved the Transaction Resolution at the Special Meeting):

(a) by mutual agreement of Sun Life and Clarica;

(b) by Sun Life or Clarica, if the Transaction or any part of it is illegal or otherwise prohibited by law, or if any final and non-appealable judgment, injunction, order or decree of a court or regulatory authority prohibiting Sun Life or Clarica from proceeding with or completing the Transaction or any part of it is entered;

(c) by Sun Life or Clarica, if any required regulatory approval under the Transaction Agreement becomes incapable of satisfaction;

(d) by Sun Life or Clarica, if the Closing Date does not occur on or prior to September 30, 2002, provided that (i) the Closing Date may be delayed to a date not later than December 31, 2002 if the delay is the result of an injunction or order made by a court or regulatory authority or the parties not having obtained any required regulatory approval, provided that such injunction or order is being contested or appealed or such regulatory approval is being actively sought and (ii) the delay does not result from the default of the terminating party;

(e) by Sun Life, if:

- the Board fails to recommend or withdraws, modifies or changes its approval or recommendation of the Transaction Agreement or the Transaction in a manner adverse to Sun Life;
- following the announcement of an Alternative Proposal, the Board fails to affirm its approval or recommendation of the Transaction Agreement or the Transaction within five business days after any written request to do so from Sun Life;
- Clarica has breached its obligations described under "— Non-Solicitation" above, including its obligation to provide Sun Life with the opportunity to match a Superior Proposal; or
- the Board accepts, approves, recommends or enters into an agreement (other than a confidentiality agreement) with any person with respect to a Superior Proposal;

(f) by either Sun Life or Clarica, if at the Special Meeting the requisite votes of the Shareholders and Voting Policyholders to approve the Transaction Resolution are not obtained;

(g) by Clarica, where Clarica has delivered to Sun Life notice that it intends to accept, recommend, approve or enter into an agreement in respect of an Alternative Proposal on the basis that it constitutes a Superior Proposal and Sun Life has failed to amend the Transaction Agreement to provide for terms that, in the determination of the Board, are as favourable as, or superior to, the terms of the Superior Proposal;

(h) by Sun Life, if Clarica has breached any of its representations, warranties, agreements, covenants or obligations in the Transaction Agreement in any material respect (or, where any representation or warranty is qualified by materiality, in any respect) and such breach is not curable or, if curable, is not cured within 15 days after notice of the breach has been received by Clarica;

(i) by Clarica, if Sun Life has breached any of its representations, warranties, agreements, covenants or obligations in the Transaction Agreement in any material respect (or, where any representation or warranty is qualified by materiality, in any respect) and such breach is not curable or, if curable, is not cured within 15 days after notice of the breach has been received by Sun Life;

(j) by Sun Life, if, since the date of the Transaction Agreement, there has been (or, if there exists or has previously occurred, there has been disclosed, generally or to Sun Life), any change, event, occurrence or development that would reasonably be expected to have a material adverse effect on Clarica or that would materially and adversely affect the ability of Clarica to perform its obligations under the Transaction Agreement; or

(k) by Clarica, if, since the date of the Transaction Agreement, there has been (or, if there exists or has previously occurred, there has been disclosed, generally or to Clarica), any change, event, occurrence or development that would reasonably be expected to have a material adverse effect on Sun Life or that would materially and adversely affect the ability of Sun Life to perform its obligations under the Transaction Agreement.

Termination Fee and Expense Reimbursement

Clarica will be required to pay the Termination Fee or the Expense Reimbursement Amount to Sun Life in the event that:

- the Transaction Agreement is terminated by Sun Life in the circumstances described in paragraph (e) under "— Termination" above, in which case the Termination Fee must be paid to Sun Life within three business days following such termination;
- (i) prior to the date of the Special Meeting a *bona fide* Alternative Proposal has been made, or any proposal or expression of interest by a third party regarding an Alternative Proposal has been publicly disclosed or

announced, (ii) the Transaction Agreement is terminated by either party because the Transaction Resolution is not approved by Shareholders and Voting Policyholders at the Special Meeting and (iii) either (A) the Alternative Proposal referred to in (i) above is subsequently completed or (B) within 12 months after the date of the Special Meeting another *bona fide* Alternative Proposal is made or a proposal or expression of interest by a third party regarding an Alternative Proposal is publicly disclosed or announced and such Alternative Proposal is subsequently completed, in which case the Termination Fee must be paid to Sun Life immediately prior to the completion of either such Alternative Proposal;

- the Transaction Agreement is terminated by Sun Life (i) as the result of a breach by Clarica of the Transaction Agreement as described in paragraph (h) under "— Termination" above and prior to such termination a *bona fide* Alternative Proposal has not been made, and at such time no proposal or expression of interest by a third party regarding an Alternative Proposal has been publicly disclosed or announced, or (ii) as the result of a material adverse change with respect to Clarica described in paragraph (j) under "— Termination" above, in which case the Expense Reimbursement Amount must be paid to Sun Life within three business days following notice of such termination;

- the Transaction Agreement is terminated by Sun Life as the result of a breach by Clarica of the Transaction Agreement as described in paragraph (h) under "— Termination" above and prior to such termination a *bona fide* Alternative Proposal has been made, or any proposal or expression of interest by a third party regarding an Alternative Proposal has been publicly disclosed or announced, in which case (i) the Expense Reimbursement Amount must be paid to Sun Life within three business days following such termination and (ii) if at any time within 12 months following the date of such termination, Clarica enters into any agreement for an Alternative Proposal or consummates a transaction that constitutes an Alternative Proposal, the Termination Fee (less the Expense Reimbursement Amount paid under clause (i)) must be paid to Sun Life immediately prior to the completion of either such Alternative Proposal; and

- the Transaction Agreement is terminated by Clarica as the result of Sun Life having failed to match a Superior Proposal as described in paragraph (g) under "— Termination" above, in which case the Termination Fee must be paid to Sun Life prior to such termination.

Sun Life will be required to pay the Expense Reimbursement Amount to Clarica in the event that the Termination Agreement is terminated by Clarica as the result of a breach by Sun Life of the Transaction Agreement as described in paragraph (i) under "— Termination" above or as the result of a material adverse change with respect to Sun Life described in paragraph (k) under "— Termination" above, in which case the Expense Reimbursement Amount must be paid to Clarica within three business days following notice of such termination.

SUN LIFE FINANCIAL AND CLARICA AFTER THE TRANSACTION

Sun Life Financial and Clarica believe that the Transaction will create a market leader in the Canadian life insurance industry and a stronger international competitor during a period of consolidation in the financial services industry. By combining their operations, Sun Life Financial and Clarica expect to achieve significant cost synergies and to compete more effectively in all of the key protection and wealth management businesses in Canada. With greater critical mass and a stronger Canadian base, Sun Life Financial will be better positioned to expand in the United States and other international markets.

The combination of Sun Life Financial and Clarica will be the largest Canadian life insurance organization, with pro forma combined total revenues of $26.3 billion and assets under management of $378.3 billion, including total general and segregated fund assets of $174.3 billion, as at and for the 12 months ended September 30, 2001 (giving effect to the acquisition of Keyport and IFMG as if it had occurred on January 1, 2000). Upon completion of the Transaction, Sun Life Financial will be one of the largest life insurance organizations in North America and the fifth largest financial institution in Canada, measured by market capitalization as at January 11, 2002.

The Transaction combines the complementary Canadian product lines and distribution channels of Sun Life Financial and Clarica, enhancing their combined earnings base. The combined organization will be the leader in group life and health insurance and group retirement services (based on premiums and assets under management, respectively) and the leader in individual life insurance and individual annuity premiums, with approximately seven million customers in Canada.

In combining their Canadian operations, Sun Life Financial and Clarica are committed to preserving the best of both companies and to ensuring that the businesses and organizations of Sun Life Financial and Clarica will be combined in the best interests of shareholders. Sun Life Financial and Clarica will work together to prepare a detailed plan for the integration of Clarica's business and operations with certain of Sun Life Assurance's Canadian retail and group businesses, including Spectrum Investment Management Limited and Sun Life Financial Advisory Services Inc. (the ''Combined Canadian Operations''). Although the integration process will progress as quickly and efficiently as practicable, it is expected to take approximately two years to complete. The integration supervisory team will be chaired by Clarica's current President and Chief Executive Officer, Mr. Robert M. Astley, and will include three other representatives of each of Sun Life Financial and Clarica.

Synergies

Sun Life Financial and Clarica believe that the Transaction will result in a lower combined cost structure through economies of scale and cost synergies. Sun Life Financial and Clarica currently estimate that these annual pre-tax cost savings will equal approximately $100 million in 2002, $230 million in 2003 and $270 million in 2004 and annually thereafter. In particular, Sun Life Financial and Clarica believe that costs savings will be realized in the following broad categories:

- *Business Unit Expense Reductions* — Sun Life Financial and Clarica expect to achieve cost synergies in business unit operations primarily through the reduction of duplicate functions, including in the back office, administrative and customer service areas. Significant additional expense savings are expected from the rationalization of duplicate office locations in geographic centres across Canada and the United States.

- *Corporate Functions* — The combined corporate expenses of Sun Life Financial and Clarica are expected to be reduced significantly, primarily due to the requirement for a single corporate management team, the elimination of duplicate functions and reduction in occupancy costs in the corporate offices of both organizations.

- *Information Technology and Systems* — Information technology and systems costs will be reduced primarily through migration to a single information technology platform for each of the major Canadian business units, including retail, group life and health and group retirement services. In addition, Sun Life Financial and Clarica expect to realize significant synergies through the rationalization of functions between their two data centres. Further information technology and systems cost reductions are expected from the integration of various systems supporting the organizations' U.S. businesses.

The estimated cost synergies reflect the preliminary analysis made by Sun Life Financial and Clarica in the course of their respective reviews of each other's businesses. Achievement of particular synergies will, however, depend on the detailed steps in the integration plan for the Combined Canadian Operations and Sun Life Financial's success in implementing them. See ''Investment Considerations Relating to Sun Life Shares''.

In developing integration plans for the Combined Canadian Operations, Sun Life Financial and Clarica have not assumed the realization of any material revenue synergies, although they believe that opportunities may exist to achieve certain revenue synergies in the future.

Operations

Upon completion of the Transaction, the Combined Canadian Operations will be headquartered at the principal offices of Clarica in Waterloo, Ontario, while maintaining a significant presence in each of Toronto, Ottawa, Montreal and selected locations in Western Canada. Mr. Astley will continue in his current position of President and Chief Executive Officer of Clarica, and will be appointed the President, Canadian Operations, of each of Sun Life and Sun Life Assurance. Mr. Astley will be the senior officer with primary responsibility for the Combined Canadian Operations, reporting directly to the Chief Executive Officer of Sun Life.

Clarica's United States operations will be integrated with Sun Life Financial's United States operations under the direction of the existing Sun Life U.S. management team.

Sun Life Assurance and Clarica will continue to use the Clarica brand for Clarica's retail sales force and retail products and Clarica's reinsurance business for at least two years following the Closing Date. During this period, Sun Life Financial and Clarica will continue to invest in the development, promotion and protection of the Clarica brand.

Corporate Governance

Sun Life has agreed to nominate to the board of directors of each of Sun Life and Sun Life Assurance, as soon as reasonably practicable, Mr. Astley, Clarica Chairman David A. Ganong, and three other individuals who are currently directors of Clarica. Following completion of the Transaction, the board of directors of Clarica will be identical to the boards of directors of Sun Life and Sun Life Assurance. Mr. Astley will also be appointed to the boards of directors of certain other companies, the business and operations of which are included in the Combined Canadian Operations.

Commitment to Employees

Sun Life will honour Clarica's contractual commitments to its employees in effect at the Closing Time, including all then existing employment and severance agreements, option plans and pension and other post-retirement benefit plans. Clarica employees will be entitled to employment benefits and incentive packages that are consistent with and comparable to those available to comparable Sun Life Financial employees and that are at least as favourable as those available to them immediately prior to the Closing Time.

Sun Life Financial currently anticipates that approximately 1,500 positions, out of a combined total of approximately 8,600 positions, will be eliminated. With normal voluntary turnover, combined business growth and other steps Sun Life Financial and Clarica will take, Sun Life Financial and Clarica expect that the number of employees who actually are terminated will be substantially fewer than the number of positions eliminated. Employees of both organizations will have full access to all vacant positions in the new organization.

A transition fund of $25 million will be established for costs relating to retraining, relocation and entrepreneurial support for employees. This fund will include a $5 million assistance fund to assist individuals, whose employment with Sun Life Financial or Clarica is terminated or is expected to be terminated as a result of the Transaction, in obtaining new employment either within or outside the combined operations.

Selected Unaudited Pro Forma Consolidated Financial Information of Sun Life

The following tables summarize certain unaudited pro forma financial data extracted from the consolidated pro forma financial information of Sun Life contained in this Circular and from other financial information provided by Sun Life. This unaudited pro forma financial data gives effect to the proposed acquisition of Clarica and the acquisition of Keyport and IFMG, including related public financings, as if they had occurred as of September 30, 2001 for the purposes of the unaudited pro forma consolidated balance sheet information and as of January 1, 2000 for the purposes of the unaudited pro forma consolidated statements of operations information. See Schedule D to this Circular, "*Unaudited Pro Forma Consolidated Financial Statements of Sun Life*".

	For the Nine Months Ended September 30, 2001	For the Year Ended December 31, 2000
	(unaudited) (in millions, except per share amounts)	
Total Revenue	$19,366	$26,250
Total Net Income	$ 723	$ 892
Shareholders' Basic Earnings Per Common Share	$ 1.18	$ 1.44
Premiums, Deposits and Fund Sales		
Premium revenue	$11,738	$15,870
Segregated fund deposits	7,158	11,267
Mutual and managed fund sales	56,252	71,998
Total premiums, deposits and fund sales	$75,148	$99,135

	As at September 30, 2001
	(unaudited, in millions)
Assets Under Management	
General funds	$119,703
Segregated funds	54,556
Mutual funds and other assets under management	204,028
Total assets under management	$378,287
Total Capitalization	
Subordinated debt	$ 1,506
Cumulative capital securities	948
Sun Life ExchangEable Capital Securities(1)	950
Preferred shares(1)	148
Participating policyholders' account	80
Shareholders' equity	13,884
Total	$ 17,516
MCCSR(2)	195%

(1) Included in ''Non-controlling interests in subsidiaries'' in the unaudited pro forma consolidated balance sheet of Sun Life as at September 30, 2001 contained in Schedule D to this Circular.

(2) Minimum continuing capital and surplus requirements for life insurance companies, established by OSFI.

Accounting Treatment

For purposes of the consolidated pro forma financial statements of Sun Life as at September 30, 2001 and for the periods ended September 30, 2001 and December 31, 2000, the Transaction has been accounted for using recently adopted accounting standards for business combinations. The total purchase consideration of $6,872 million has been allocated as to $3,207 million to net balance sheet assets acquired (less capitalized costs of $129 million) and as to $3,794 million to goodwill. Although Sun Life has made adjustments to the carrying value of Clarica's investment portfolios to reflect estimated fair value, Sun Life has not made other adjustments with respect to accounting and actuarial policies or practices to reflect any differences between the policies or practices of Sun Life and those of Clarica. Sun Life expects to make such adjustments at the closing of the Transaction. Such adjustments may affect the value of assets, liabilities or goodwill and any such adjustments may be material. See Schedule D to this Circular, ''Unaudited Pro Forma Consolidated Financial Statements of Sun Life'', including note 2(b).

Transaction Costs

Sun Life has estimated the costs relating to the Transaction, including restructuring costs to integrate the business of Clarica, at $371 million, after income tax. Of that amount, $129 million (comprising integration costs of $73 million and transaction costs of $56 million) has been capitalized as part of total acquisition costs in the consolidated pro forma balance sheet. The balance of integration costs of $242 million will be recorded as an expense in the consolidated statement of operations of Sun Life following the completion of the Transaction but is not reflected in the pro forma consolidated statements of operations. See Schedule D to this Circular, ''Unaudited Pro Forma Consolidated Financial Statements of Sun Life'', including note 2(c).

Earnings Per Share

For the nine months ended September 30, 2001 and the year ended December 31, 2000, Sun Life's basic earnings per share were $1.18 and $1.44, respectively, on a pro forma basis after giving effect to the acquisition of Keyport and IFMG and the proposed acquisition of Clarica. The principal reason for the increase on a pro forma basis of basic earnings per share from $1.06 to $1.18 (for the nine months ended September 30, 2001) and from $1.42 to $1.44 (for the year ended December 31, 2000) is the accretive effect of Clarica's earnings on Sun Life's pro forma consolidated earnings per share.

For the nine months ended September 30, 2001 and the year ended December 31, 2000, Sun Life's basic earnings per share were $1.49 and $1.90, respectively, before giving effect to the acquisition of Keyport and IFMG and $1.06 per share and $1.42 per share, respectively, on a pro forma basis after giving effect to that acquisition. The principal reason for the decrease in earnings per share is the Keyport losses of $101 million and $94 million, respectively, under Canadian GAAP.

The difference between Keyport's earnings under U.S. GAAP (a loss of $2 million for the nine months ended September 30, 2001 and net income of $212 million for the year ended December 31, 2000) and Canadian GAAP (a loss of $101 million for the nine months ended September 30, 2001 and a loss of $94 million for the year ended December 31, 2000) reflects certain differences between actuarial and accounting principles generally accepted in the United States and those in Canada. These differing principles affect, among other things, the timing of the recognition of profit over the life of a deferred annuity. The most significant differences arise from the Canadian GAAP requirement to make additional provisions for possible losses caused by any mismatch between the liabilities and related assets and the differing treatment of acquisition costs for annuity products and, until December 31, 2000, the differing treatment of gains and losses on hedge contracts. On January 1, 2001, Keyport changed its hedging strategy and accounting policy, reflecting changes in U.S. GAAP. The revised strategy is more aligned with Canadian GAAP requirements and the hedging strategy Sun Life Financial is implementing subsequent to the completion of the acquisition of Keyport. Regardless of the accounting basis, the total profit of a deferred annuity contract will not change.

Since the completion of the acquisition of Keyport on October 31, 2001, Sun Life Financial management has initiated steps to more closely align Keyport policies and procedures relating to asset and liability matching with those of Sun Life Financial, and Keyport has taken steps to reduce its operating expenses. These steps are expected to improve the financial results on a Canadian GAAP basis.

Sun Life's pro forma basic earnings per share are also affected by various adjustments and other factors. See Schedule D to this Circular, ''Unaudited Pro Forma Consolidated Financial Statements of Sun Life''.

Pro Forma Capitalization of Sun Life

The following table sets forth the pro forma consolidated capitalization of Sun Life at September 30, 2001 and the adjusted consolidated capitalization of Sun Life at September 30, 2001, after giving effect to the proposed acquisition of Clarica and the acquisition of Keyport and IFMG, including related public financings, as if they had occurred as of September 30, 2001. See Schedule D to this Circular, ''Unaudited Pro Forma Consolidated Financial Statements of Sun Life''.

	At September 30, 2001	
	Actual	**As Adjusted**
	(unaudited, in millions)	
Subordinated debt	$ 773	$ 1,506
Cumulative capital securities of a subsidiary	948	948
Sun Life ExchangEable Capital Securities(1)	—	950
Preferred shares(1)	—	148
Total Equity		
Participating policyholders' account	78	80
Shareholders' equity	7,288	13,884
Total Capitalization	$9,087	$17,516

(1) Included in ''Non-controlling interests in subsidiaries'' in the unaudited pro forma consolidated balance sheet of Sun Life as at September 30, 2001 contained in Schedule D to this Circular.

REGULATORY MATTERS

In connection with the Transaction, the approvals of various Canadian and other regulatory authorities having jurisdiction over the business of Clarica and the business of Sun Life and its subsidiaries are required. The principal approvals required are described below.

ICA

The acquisition of a ''significant interest'' (as defined in the ICA) in a company subject to the ICA requires the written approval of the Minister of Finance under section 407(1) of the ICA, which approval will be required for Sun Life's acquisition of the Clarica Shares as contemplated by the Transaction. In addition, it is a condition of closing of the Transaction that Sun Life receive the approval of the Superintendent.

Competition Act

The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal, a special purpose quasi-judicial tribunal (the ''Tribunal''), to seek relief in respect of merger transactions (including share acquisitions) which are likely to prevent or lessen competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed merger transaction, prohibiting completion of the transaction, and in the case of a completed transaction, dissolution or divestiture. The Tribunal may also order interim relief in certain circumstances upon application by the Commissioner. Proceedings under the merger provisions of the Competition Act may be instituted by the Commissioner for a period of three years after a merger transaction has been substantially completed.

The Competition Act requires the parties to certain merger transactions which exceed specified financial and other thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of a prescribed waiting period prior to completing the transaction. The Commissioner's substantive review of a transaction may take longer than the prescribed waiting period triggered by the notification filing.

Sun Life and Clarica will submit short-form pre-merger notification filings to the Commissioner in respect of the Transaction and also will submit a brief in support of their request for confirmation that the Commissioner does not intend to initiate proceedings in respect of the Transaction. The obligations of the parties to complete the Transaction are subject to the condition that the Commissioner has issued an ''advance ruling certificate'' pursuant to the Competition Act or that the applicable waiting period under the Competition Act has expired and the Commissioner has confirmed that he does not intend to commence proceedings under the Competition Act in respect of the Transaction.

Until the Commissioner has completed his review, there can be no assurance that a challenge of the Transaction before the Tribunal will not be made, or, if such a challenge is made, of the result.

U.S. Federal and State Antitrust Laws

The acquisition of Clarica Shares by Sun Life pursuant to the Transaction will require filings under the HSR Act with the Federal Trade Commission (the ''FTC'') and the Antitrust Division of the Department of Justice (the ''Antitrust Division'') of the United States. Under the HSR Act, Sun Life's purchase of the Clarica Shares may not be consummated until the expiration of a 30 calendar-day waiting period following that filing by Sun Life, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. Either the Antitrust Division or the FTC may extend that waiting period by 20 days by requesting additional information concerning the Transaction, and thereafter by obtaining a court order or with the consent of Sun Life. At any time, and whether or not the applicable waiting period has expired, either the FTC or the Antitrust Division could take action affecting the Transaction as they believe appropriate under U.S. antitrust laws. Such action could include, for example, seeking to enjoin the completion of the Transaction or seeking certain divestitures. In addition, appropriate authorities of any U.S. State could take similar action under state antitrust laws if found appropriate, and in certain circumstances third parties could seek relief under U.S. or state antitrust laws.

Trust and Loan Companies Act

One of Clarica's subsidiaries is a federally incorporated trust company. The acquisition of a ''significant interest'', as defined in the *Trust and Loan Companies Act* (Canada), in a federal trust company requires the written approval of the Minister of Finance on the recommendation of the Superintendent, which approval will be required for the Transaction.

U.S. Insurance Regulatory Filings

The insurance laws of each of the states where the U.S.-domiciled insurance company subsidiaries of Clarica and the U.S. branch of Clarica are domiciled require notice to and approval by the state insurance regulator of any acquisition of control of an insurance company that is incorporated in the state. An application for approval of the acquisition of control of Clarica is required to be filed by Sun Life with the state insurance regulator in Michigan and North Dakota. Additional notices and approvals will be required in various other states where the U.S.-domiciled insurance company subsidiaries of Clarica and the U.S. branch of Clarica are licensed.

Other Approvals

Regulatory approvals may also be required in respect of certain operations of Clarica based in Ireland and Barbados.

Securities Laws

Various approvals of securities commissions and regulators are required to complete the Transaction. See ''The Transaction — Qualification for Trading''.

The receipt of all required Canadian and other governmental approvals relating to the Transaction, including those referred to above, is a condition precedent to the obligations of Clarica and Sun Life under the Transaction Agreement. See ''Other Terms of the Transaction Agreement — Conditions to the Transaction Becoming Effective''. There can be no assurances that such approvals will be obtained or, if obtained, will be obtained on terms satisfactory to Clarica and Sun Life.

DISSENTING SHAREHOLDERS' RIGHTS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified in its entirety by the reference to the full text of the Dissent Rights Agreement, which is attached to this Circular as Schedule E. A Shareholder who intends to exercise the right of dissent should seek legal advice and carefully consider and comply with the Dissent Rights Agreement. **Failure to comply strictly with the Dissent Rights Agreement, including the Dissent Procedures, will result in the loss of all rights thereunder.**

Under the ICA, Shareholders do not have a right to dissent with respect to the Transaction; however, Sun Life has agreed with Clarica to offer to Registered Shareholders a contractual Dissent Right. The right is substantially similar to the dissent rights provided under section 190 of the CBCA, except that any payment of fair value for the Clarica Shares will be made by Sun Life only in Sun Life Shares, and a Shareholder who wishes to dissent must send a written notice of objection to the Transaction Resolution to be received by Clarica not later than 2:00 p.m. (Toronto time) on the business day before the Special Meeting (or any adjournment or postponement thereof). Shareholders will not have any right to dissent except in accordance with the Dissent Rights Agreement.

A Registered Shareholder who dissents from the Transaction Resolution in compliance with the Dissent Rights Agreement will be entitled, if the Transaction is completed, to be paid by Sun Life the fair value in Sun Life Shares of the Clarica Shares held by that Registered Shareholder determined as of the close of business on the day before the Special Meeting. Under the Dissent Rights Agreement, fair value will be paid only in Sun Life Shares and not in cash or any other form of consideration.

Under the Transaction Agreement, if holders of more than 5% of the outstanding Clarica Shares exercise their Dissent Rights, Sun Life may choose not to proceed with the Transaction.

In order to exercise a Dissent Right, a Registered Shareholder must send to Clarica, to be received by it not later than 2:00 p.m. (Toronto time) on the business day before the Special Meeting, a Notice of Objection in accordance with the Dissent Procedures. See ''Notice of Objection'' below.

At the Closing Time, all Clarica Shares held by Dissenting Shareholders that are subject to the Dissent Procedures will be changed into Exchangeable Shares, and the Exchangeable Shares, in turn, will be exchanged for Sun Life Shares, in each case, in the same manner as all other Clarica Shares in accordance with the terms of the Transaction

Agreement. Completion of the Transaction will be without prejudice to the right of a Dissenting Shareholder who has complied with the Dissent Rights Agreement to continue to exercise the Dissent Right against Sun Life.

Must be a Registered Shareholder to Exercise Dissent Right

The Dissent Rights Agreement provides that a Dissenting Shareholder may only make a claim with respect to all the Clarica Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. As a result, a Registered Shareholder may only exercise the Dissent Right in respect of Clarica Shares which are registered in that Shareholder's name. In many cases, Clarica Shares beneficially owned by a non-registered holder are registered in the name of an Intermediary, or in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise the Dissent Right unless the Clarica Shares are re-registered in the non-registered holder's name before sending the Notice of Objection to Clarica. See "Notice of Objection" below.

A non-registered holder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the non-registered holder deals in respect of the Clarica Shares and (i) instruct the Intermediary to exercise the Dissent Right on the non-registered holder's behalf (which, if the Clarica Shares are registered in the name of CDS or other clearing agency, would require that the Clarica Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register the Clarica Shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the Dissent Right directly.

Notice of Objection

A Registered Shareholder who wishes to dissent must send to Clarica at 227 King Street South, Waterloo, Ontario N2J 4C5 (Attention: Corporate Secretary) or by facsimile transmission to 519-888-2173 (Attention: Corporate Secretary) to be received by it not later than 2:00 p.m. (Toronto time) on the business day before the Special Meeting (or any adjournment or postponement thereof) a written notice (a "Notice of Objection") objecting to the Transaction Resolution. It is essential that Registered Shareholders comply strictly with this requirement in order to be able to exercise a Dissent Right.

The sending of a Notice of Objection does not deprive a Registered Shareholder of the right to vote at the Special Meeting; however, a Registered Shareholder who has submitted a Notice of Objection and who votes in favour of the Transaction Resolution will no longer be considered a Dissenting Shareholder with respect to those Clarica Shares voted in favour of the Transaction Resolution and will lose its Dissent Right in respect of those Clarica Shares. A vote against the Transaction Resolution or an abstention does not constitute a Notice of Objection. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Transaction Resolution does not constitute a Notice of Objection; however, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Transaction Resolution, should be validly revoked in order to prevent the proxyholder from voting such Clarica Shares in favour of the Transaction Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Right. See "General Proxy Information — Revocation of Proxies".

Notice of Resolution

Clarica is required, within 10 days after the Shareholders and Voting Policyholders adopt the Transaction Resolution, to notify each Dissenting Shareholder that the Transaction Resolution has been adopted (the "Notice of Resolution"). The Notice of Resolution is not required to be sent to any Shareholder who voted for the Transaction Resolution or who has withdrawn its Notice of Objection, because a Shareholder ceases to be a Dissenting Shareholder by doing either of those two things.

Demand for Payment

A Dissenting Shareholder who has not withdrawn its Notice of Objection must, within 20 days after receipt of the Notice of Resolution or, if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Transaction Resolution has been adopted, send to Clarica a written notice (the "Demand for Payment") containing the Shareholder's name and address, the number of Clarica Shares in respect of which it dissents and a demand for payment of the fair value of such Clarica Shares. Within 30 days after making the Demand for Payment, a Dissenting Shareholder other than a Non-Certificated Shareholder must send to Clarica or CIBC Mellon the certificates representing the Clarica Shares in respect of which it dissents. In the case of a Non-Certificated Shareholder, the Demand for Payment will be deemed to constitute a request that a certificate representing the Clarica Shares in respect of which the Demand for Payment is made be issued in the name of such Non-Certificated Shareholder and held by Clarica or CIBC Mellon as contemplated below. By sending such certificates (or, in the case of a Non-Certificated Shareholder, such Demand for Payment), a Dissenting Shareholder will be authorizing Clarica or CIBC Mellon to hold them (as well as any certificates representing Sun Life Shares to which the Dissenting Shareholder would be entitled on completion of the Transaction) and not to transfer any such shares except in accordance with the Dissent Rights Agreement. A Dissenting Shareholder who is not a Non-Certificated Shareholder and who fails to send the certificates representing the Clarica Shares in respect of which it dissents within that 30-day period will lose the right to dissent. CIBC Mellon will endorse on the share certificates received, or deemed to be received, from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under the Dissent Rights Agreement.

On sending a Demand for Payment, the rights of a Dissenting Shareholder as a shareholder of Clarica and Sun Life, as applicable, will cease (other than the right to be paid the fair value for its Clarica Shares in Sun Life Shares), including, in particular, its right in relation to the Clarica Shares, the Exchangeable Shares into which such Clarica Shares will be changed and the Sun Life Shares for which such Exchangeable Shares will be exchanged (i) to vote any such shares, (ii) to receive any dividends or other distributions on any such shares and (iii) to transfer any such shares, except in accordance with the Dissent Rights Agreement. A Dissenting Shareholder will not be entitled to transfer any interest it may have in Clarica Shares, the Exchangeable Shares into which such Clarica Shares will be changed or the Sun Life Shares for which such Exchangeable Shares will be exchanged, except to a person who agrees, in form and substance satisfactory to Clarica and Sun Life, to be bound by the Dissent Rights Agreement.

Where (i) a Dissenting Shareholder withdraws its Demand for Payment before Sun Life makes an Offer to Pay (defined below), (ii) Sun Life fails to make an Offer to Pay and a Dissenting Shareholder withdraws its Demand for Payment or (iii) the Transaction is terminated in accordance with the Transaction Agreement, the Dissenting Shareholder's rights as a shareholder of Clarica or Sun Life, as applicable, will be reinstated as of the date the Demand for Payment was sent and such person will be entitled to a new share certificate representing such person's Clarica Shares or the Sun Life Shares to which such person is entitled under the Transaction, as applicable.

Offer to Pay

Sun Life is required, not later than seven days after the later of the Closing Date and the date on which Clarica receives the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay that number of Sun Life Shares for each Clarica Share held by the Dissenting Shareholder as is considered by the directors of Sun Life to be the fair value of the Clarica Shares, accompanied by a statement showing how the fair value was determined ("Offer to Pay"). Every Offer to Pay must be on the same terms. Sun Life must pay for the Clarica Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Sun Life does not receive an acceptance within 30 days after the Offer to Pay has been made.

Arbitration

Under the Dissent Rights Agreement, if the parties are unable to agree on fair value, they will be entitled to make an application to an arbitrator to fix the fair value. The Arbitrator will be a retired judge of the Ontario Superior Court of Justice selected from the panel of ADR Chambers: An Alternative Dispute Resolution Group.

If Sun Life fails to make an Offer to Pay for a Dissenting Shareholder's Clarica Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, Sun Life may, within 50 days after the Closing Date or within such further period as the Arbitrator may allow, apply to the Arbitrator to fix the fair value in Sun Life Shares of the Clarica Shares of Dissenting Shareholders. If Sun Life fails to apply to the Arbitrator, a Dissenting Shareholder may do so for the same purpose within a further period of 20 days or within such further period as the Arbitrator may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Arbitrator, all Dissenting Shareholders will be joined as parties and bound by the decision of the Arbitrator, and Sun Life will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon any such application to the Arbitrator, the Arbitrator may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the Arbitrator will then fix the fair value in Sun Life Shares of the Clarica Shares of all Dissenting Shareholders.

The final order of the Arbitrator will be rendered against Sun Life in favour of each Dissenting Shareholder and will be expressed as a ratio (as fixed by the Arbitrator) of a number of Sun Life Shares for each Clarica Share determined as of the close of business on the day before the Transaction Resolution was adopted. In addition to fixing that ratio, the Arbitrator may, in its discretion, order an additional amount (payable in Sun Life Shares) to be paid to each Dissenting Shareholder to take into account, among other things, the time between the Closing Date and the date of payment, and the relative success of the Dissenting Shareholders in the arbitration.

At the request of a Dissenting Shareholder made within 30 days following the Arbitrator's order, Sun Life will arrange for the sale at prevailing market prices, free of any fees or commission, of the Sun Life Shares of the Dissenting Shareholder awarded in the arbitration.

Rules Applicable to Arbitration

The Arbitrator will determine the issues submitted to it in accordance with Ontario law. The arbitration will be conducted in Toronto, Ontario, in a manner consistent with the procedures set out in the Dissent Rights Agreement.

Registered Shareholders who are considering exercising Dissent Rights should be aware that Dissenting Shareholders are not entitled to receive any consideration other than Sun Life Shares and there can be no assurance that the fair value of the Clarica Shares in respect of which they have dissented, as determined under the Dissent Rights Agreement, will be more than or equal to the consideration under the Transaction. In addition, any determination of fair value will result in a delay of receipt by a Dissenting Shareholder of consideration for such Shareholder's Clarica Shares.

Any Registered Shareholder wishing to avail itself of Dissent Rights should seek legal advice since the failure to comply strictly with the Dissent Rights Agreement will result in the loss of Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Tax Considerations for Clarica Shareholders".

Persons who are beneficial owners of Clarica Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF SUCH CLARICA SHARES ARE ENTITLED TO DISSENT.

INFORMATION CONCERNING CLARICA

General

Clarica, formerly The Mutual Life Assurance Company of Canada, was founded in 1868 as a mutual company owned by policyholders. On July 21, 1999, Clarica converted to a public company owned by shareholders and was renamed Clarica Life Insurance Company. To effect this conversion, Clarica distributed 87.9 million Clarica Shares and made $865 million in cash payments in lieu of Clarica Shares to policyholders in exchange for their interest in Clarica. Concurrently with the conversion, Clarica issued 46.4 million Clarica Shares at a price of $20.50 per share through an initial public offering, for a total of 134.3 million Clarica Shares issued.

Clarica's head office is located at 227 King Street South, Waterloo, Ontario, Canada, N2J 4C5.

Business of Clarica

Clarica is one of the largest life insurance companies in Canada, offering a wide range of life and health insurance, wealth management products and other financial services to both individuals and corporations. At September 30, 2001, Clarica served approximately 3.5 million customers in Canada, or approximately one in ten Canadians, including the employees of approximately 10,000 corporate and institutional customers. At September 30, 2001, Clarica had total assets under management of $45 billion, total corporate assets of $30 billion, and life insurance in force of $451 billion.

In Canada, individual retail customers are served through Clarica's approximately 3,300 exclusive and highly trained sales agents, managers and specialists (at September 30, 2001) and Clarica's group customers are served through multiple distribution channels, including Clarica's exclusive sales force, independent brokers and benefits consultants. In the United States, Clarica offers individual life insurance and annuity products through independent agents and provides life retrocession reinsurance.

Based on the most recently available industry data, Clarica holds the following leading positions in the Canadian life insurance industry:

- first in retail life insurance based upon insurance in force, and second based upon premium income;
- fourth in wealth management products based upon combined fixed term deposits, annuities in force and mutual funds and segregated funds under administration;
- the largest exclusive agent distribution system; and
- fourth in group insurance, based upon premium income and administrative services only premium equivalents.

Principal Shareholders

In accordance with the ownership restrictions in the ICA, there is no person who, to the knowledge of the Board, beneficially owns or exercises control or direction of Clarica Shares carrying 10% or more of the voting rights attached to the Clarica Shares.

At January 11, 2002 Sun Life Financial beneficially owned as general fund assets approximately 11,750,000 Clarica Shares, which represented approximately 8.8% of the issued and outstanding Clarica Shares.

Clarica Documents Incorporated by Reference

The following documents filed with the various securities commissions or similar regulatory authorities in the provinces and territories of Canada are specifically incorporated by reference in and form an integral part of this Circular:

1. the Annual Information Form of Clarica dated May 16, 2001 for its fiscal year ended December 31, 2000;
2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the three years ended December 31, 2000, 1999 and 1998 contained at pages 24 to 52, inclusive, of Clarica's 2000 Annual Report;
3. Clarica's audited comparative annual consolidated financial statements and the notes thereto, as at December 31, 2000, 1999 and 1998, and for each of the three years ended December 31, 2000, 1999 and 1998, together with the report of the auditors' thereon and the report of the appointed actuary;
4. the unaudited consolidated financial statements of Clarica as at and for the nine months ended September 30, 2001 and September 30, 2000;
5. the Clarica Proxy Circular dated February 14, 2001 for Clarica's annual meeting of shareholders held on April 26, 2001, other than the sections entitled "Leadership Resources and Compensation Committee — Report on Executive Compensation" and "Total Shareholder Return Comparison";
6. the material change report of Clarica dated January 31, 2001 relating to the completion of the acquisition of Canadian Group Retirement Services business of The Royal Trust Company and Royal Trust Corporation of Canada;
7. the material change report of Clarica dated September 17, 2001 relating to the expected financial impact on Clarica of the events of September 11, 2001; and
8. the material change reports of Clarica dated December 17 and December 27, 2001 relating to the Transaction.

All documents of the type referred to above (excluding confidential material change reports) filed by Clarica with any securities commission or similar regulatory authority in Canada or with the United States Securities and Exchange Commission after the date of this Circular and prior to the Closing Date or the termination of the Transaction Agreement will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies, replaces or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information concerning Clarica and its businesses and operations has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of Clarica incorporated by reference herein may be obtained upon request without charge from the Corporate Secretary of Clarica, 227 King Street South, Waterloo, Ontario N2J 4C5. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained upon request without charge from the Corporate Secretary of Clarica at the above-mentioned address.

Clarica Executive Compensation

The tables and related narrative below present information about compensation for Clarica's President and Chief Executive Officer and the next four most highly compensated executive officers (collectively, the "Named Executive Officers"). Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the 2001 fiscal year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Options/SARs Granted (#)	All Other Compensation[3] ($)
Robert M. Astley	2001	735,000	TBD	37,108	318,000	37,199
President and Chief	2000	700,000	633,255	32,386	314,600	18,710
Executive Officer	1999	550,000	660,000	21,383	N/A	15,079
Charles W. Grover[4]	2001	588,398	TBD	203,610	99,400	32,207
President and Chief	2000	N/A	N/A	N/A	N/A	N/A
Executive Officer,	1999	N/A	N/A	N/A	N/A	N/A
Clarica U.S. Inc.						
Barry J. Triller	2001	400,000	TBD	21,780	81,100	8,877
Executive Vice-President,	2000	350,000	259,157	20,411	109,800	6,463
Canadian Customers	1999	325,000	272,188	19,754	N/A	4,254
J. David Williamson[5]	2001	361,539	TBD	393,631[6]	191,000	3,473
Executive Vice-President	2000	N/A	N/A	N/A	N/A	N/A
and Chief Financial Officer	1999	N/A	N/A	N/A	N/A	N/A
Michael P. Stramaglia	2001	360,000	TBD	93,418[7]	72,000	3,988
Executive Vice-President,	2000	330,000	246,857	93,686[7]	109,900	3,088
Reinsurance and	1999	120,577	99,023	197,538[7]	N/A	751
Chief Investment Officer						

(1) Bonus amounts are earned in the financial year indicated and may be paid in the following financial year. Bonus amounts for the year 2001 are not available at the date of this Circular because such amounts are dependent on the 2001 financial results of Clarica that will be determined after the date of this Circular.

(2) Includes perquisite account and benefit program credits paid in cash or spent on taxable items.

(3) Includes the value of term life insurance premiums paid by Clarica for the Named Executive Officer and annual contributions or other allocations by Clarica to defined contribution plans and the employee share ownership program.

(4) Mr. Grover joined Clarica U.S. Inc. on January 2, 2001 and all of his compensation is paid in U.S. dollars. The compensation figures are presented in Canadian dollars based on the annual average rate of exchange for the year. The 2001 average rate of exchange was 1.54841633 Canadian dollars per U.S. dollar.

(5) Mr. Williamson joined Clarica on January 29, 2001.

(6) In addition to the items described in footnote 2, Mr. Williamson was paid $300,000 upon execution of his employment contract.

(7) In addition to the items described in footnote 2, Mr. Stramaglia was paid $75,000 as a deferred signing bonus. Mr. Stramaglia joined Clarica on August 23, 1999.

Management Stock Incentive Plan

Background. The purpose of Clarica's stock incentive plan (the "Plan") is to assist and encourage officers and senior employees of Clarica and its subsidiaries to work towards and participate in the growth and development of Clarica and its operating subsidiaries by providing such persons with the opportunity, through stock options, to acquire an ownership interest in Clarica.

Clarica is typical of many financial institutions in that it views a stock incentive plan as an integral part of its compensation structure. Demand for quality people, in particular executive and professional staff, is extremely high in today's financial services industry. As an alternative to using only salaries to attract key individuals, Clarica supports the use of option plans in which longer-term value to the optionee is aligned with corporate performance and the resulting increase in shareholder value.

The Plan has two components: (i) a Canadian management stock incentive plan for officers and senior employees of Clarica that are resident in Canada and (ii) a United States management stock incentive plan for officers and senior employees of Clarica U.S. Inc. that are resident in the United States.

Summary of Plan

- *Participation:* Participation in the Plan is generally limited to the persons holding positions that can have a significant effect on Clarica's long-term results.
- *Number of Options Granted:* The number of Clarica Shares to which the Clarica Options relate is determined by taking into account the market price of the Clarica Shares and the optionee's compensation.
- *Exercise Price:* The exercise price of Clarica Shares subject to a Clarica Option is determined at the time of grant and is not less than the market price of the Clarica Shares on the TSE at the close of trading on the last trading day preceding the grant date.
- *Expiry of Options:* Clarica Options will generally expire 10 years after the grant date and are also subject to early expiry in the event of death, resignation, dismissal, retirement or termination due to permanent disability of an optionee.
- *Vesting Requirements:* Clarica Options are exercisable as to 25% on and after each of the first, second, third and fourth anniversary of the grant date, but accelerate on a change of control.
- *Non-transferable:* Clarica Options are not transferable with the exception that, in the event of the optionee's death, Clarica Options may be exercised by the appropriate legal representatives, if so exercisable in accordance with their terms.
- *Adjustments:* Provisions are included to provide for appropriate adjustments to be made to the type, number and/or price of the securities subject to the Clarica Options in such events as subdivision, consolidation, stock dividend, reclassification or conversion, recapitalization or reorganization.
- *Board Approvals:* The Board or the Leadership Resources and Compensation Committee of the Board determines the terms of each Clarica Option granted, including the number of Clarica Options granted, the

exercise price, the expiry date and any other terms, including the terms relating to the vesting of the Clarica Options and the selection of employees to be granted Clarica Options. The Board may at any time suspend or terminate the Plan in whole or in part and may amend the Plan in such respects as deemed appropriate, subject to applicable regulatory approval.

- *Limitations:* The maximum number of Clarica Shares that may be issued under the Plan is 8,055,653. In addition, at the time of the granting of the Clarica Options, the aggregate number of Clarica Shares reserved for issuance to any one individual may not exceed 5% of the then issued and outstanding Clarica Shares.

Option Grants

The following table details option grants made to Named Executive Officers during 2001 under the Plan.

Option Grants During The Most Recently Completed Financial Year

Name	Securities[1] Under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise Price ($/security)	Market Value of Securities Underlying Options on the date of Grant ($/security)	Expiration Date (YY/MM/DD)
Robert M. Astley	118,000	16.9%	47.20	47.20	11/10/30
President and	200,000		41.24	41.24	11/04/25
Chief Executive Officer					
Charles W. Grover[2]	61,500	5.3%	47.20	47.20	11/10/30
President and Chief	5,000		38.25	38.25	11/01/05
Executive Officer,	32,900		41.95	41.95	11/01/02
Clarica U.S. Inc.					
Barry J. Triller	41,100	4.3%	47.20	47.20	11/10/30
Executive Vice-President,	40,000		38.25	38.25	11/01/05
Canadian Customers					
J. David Williamson	41,100	10.2%	47.20	47.20	11/10/30
Executive Vice-President	150,000		39.50	39.50	11/01/29
and Chief Financial Officer					
Michael P. Stramaglia	37,000	3.8%	47.20	47.20	11/10/30
Executive Vice-President,	35,000		38.25	38.25	11/01/05
Reinsurance and					
Chief Investment Officer					

(1) Clarica Shares.

(2) Participant in the United States management stock incentive plan.

Option Exercises

This was the second year the Plan was in effect and no Clarica Options were exercised by any of the Named Executive Officers. The following table details financial year-end option value.

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Option Value

Name	Securities Acquired upon Exercise (#)	Aggregate Value Realized ($)	Exercisable Options at FY-End (#)	Unexercisable Options at FY-End (#)	Value of Exercisable In-The-Money Options at FY-End ($)[1]	Value of Unexercisable In-The-Money Options at FY-End ($)[1]
Robert M. Astley President and Chief Executive Officer	Nil	Nil	78,650	553,950	1,865,578	8,490,034
Charles W. Grover President and Chief Executive Officer, Clarica U.S. Inc.	Nil	Nil	Nil	99,400	Nil	749,265
Barry J. Triller Executive Vice-President, Canadian Customers	Nil	Nil	27,450	163,450	651,114	2,745,227
J. David Williamson Executive Vice-President and Chief Financial Officer	Nil	Nil	Nil	191,100	Nil	2,177,385
Michael P Stramaglia Executive Vice-President, Reinsurance and Chief Investment Officer	Nil	Nil	27,475	154,425	651,707	2,653,571

(1) An option is in-the-money at year end if the market value of the underlying securities at that date exceeds the exercise price of the option. The closing price on the TSE of Clarica Shares at December 31, 2001 was $52.55.

Employee Share Ownership Program

In July 2000, Clarica created a broad-based employee share ownership program to encourage employees to think and act like owners. The Named Executive Officers are eligible to participate in this program. Under this program, employees can choose up to 5% of their target annual compensation to a maximum of $3,000 per year as their contributions and Clarica matches 50% of such contributions. Clarica Trust Company purchases the matching shares on the open market as opposed to Clarica issuing the matching shares from treasury.

Pension Plan and Supplemental Pension Benefits

The Canadian Named Executive Officers are eligible to participate in Clarica's Canadian Staff Pension Plan (the ''Pension Plan'') and to receive supplemental pension benefits. Tier 1 and Tier 2 of the Pension Plan are defined benefit and defined contribution pension plans, respectively. Participation in Tier 1 of the Pension Plan is compulsory while participation in Tier 2 is optional.

Effective January 1, 1997, under Tier 1 of the Pension Plan, a pension is calculated on the basis of 1% of earnings up to $100,000 and 1.5% of earnings in excess of $100,000 of the average of the final three years' earnings (base salary plus the target incentive) times the number of years of credited service. The target incentive pension is a percentage of annual salary that varies in accordance with the management position of the Pension Plan participant. The pension is payable for life with a five year guarantee and the defined benefit portion of the pension is indexed. In addition to Tier 1 participation, a Special Retirement Agreement provides certain employees, including each of the Canadian Named Executive Officers, with a pension based upon the terms of Tier 1 of the Pension Plan but without limitation due to maximum pension rules contained in the Tax Act. The amount of pension available under the Special Retirement Agreement is that produced by the formula under Tier 1 of the Pension Plan less the amount actually payable under

Tier 1. Pension benefits that are payable in accordance with Tier 1 and the Special Retirement Agreement are depicted in the following table.

Canadian Staff Pension Plan and Supplemental Pension Benefits

	Years of Service and Annual Pension Benefit Payable (based on formula changes effective January 1, 1997)				
Remuneration[1] ($)	**15**	**20**	**25**	**30**	**35**
125,000	20,625	27,500	34,375	41,250	48,125
150,000	26,250	35,000	43,750	52,500	61,250
175,000	31,875	42,500	53,125	63,750	74,375
200,000	37,500	50,000	62,500	75,000	87,500
225,000	43,125	57,500	71,875	86,250	100,625
250,000	48,750	65,000	81,250	97,500	113,750
300,000	60,000	80,000	100,000	120,000	140,000
400,000	82,500	110,000	137,500	165,000	192,500
500,000	105,000	140,000	175,000	210,000	245,000
600,000	127,500	170,000	212,500	255,000	297,500
700,000	150,000	200,000	250,000	300,000	350,000
800,000	172,500	230,000	287,500	345,000	402,500
900,000	195,000	260,000	325,000	390,000	455,000
1,000,000	217,500	290,000	362,500	435,000	507,500
1,100,000	240,000	320,000	400,000	480,000	560,000
1,200,000	262,500	350,000	437,500	525,000	612,500
1,300,000	285,000	380,000	475,000	570,000	665,000
1,400,000	307,500	410,000	512,500	615,000	717,500
1,500,000	330,000	440,000	550,000	660,000	770,000

(1) Dollar amounts in this column represent the average of a Pension Plan participant's final three years' earnings where earnings consist of the Pension Plan participant's base salary plus target incentive.

As at December 31, 2001, Mr. Astley had 32.9 credited years of service, Mr. Triller had 29.7 credited years of service, Mr. Williamson had 0.9 credited years of service, and Mr. Stramaglia had 2.4 credited years of service.

In 1996, a special retirement arrangement for the President and CEO was approved by the Board. This arrangement includes the use of a ''notional age'' for the President and CEO upon retirement for the purpose of determining the discount factor to be applied to the pension benefit payable. The notional age will be determined by adding one additional year to the President and CEO's age for every year of service as President and CEO over the initial five-year period. The result is a reduction in the standard discount factor to be applied in cases of early retirement.

Clarica also matches member contributions under Tier 2 of the Pension Plan. The maximum member contribution is 1.5% of earnings up to the Year's Maximum Pensionable Earnings (''YMPE'') and 3% of earnings over the YMPE up to $100,000, subject to overall limits contained in the Tax Act.

Mr. Grover is eligible to participate in the U.S. Staff Pension Plan which consists of a defined benefit pension and a salary savings plan. The defined benefit is calculated on the basis of 1.25% of the average of the final five years' earnings multiplied by the number of years of service, and 0.5% of the final five years' earnings in excess of the social security tax withholding limit multiplied by the number of years of service. The pension is payable for life with no guarantee period and is not indexed. Members' contributions under ''401(k) pension plans'' are matched by the employer on the basis of 50 cents on each dollar contributed for the first 6% of pay. A 401(k) pension plan is a retirement savings plan which has tax preferred treatment under Section 401(k) of the United States Internal Revenue Code.

In 2001, a special retirement arrangement for Mr. Grover was approved by the Board. The arrangement provides for one additional year of service to be granted for each year of actual service in the pension plan to a maximum of five extra years of service.

U.S. Staff Pension Plan

	Years of Service and Annual Pension Benefit Payable				
Remuneration($)	**15**	**20**	**25**	**30**	**35**
125,000	29,854	39,806	49,757	59,708	69,660
150,000	36,417	48,556	60,695	72,833	84,972
170,000	41,667	55,556	69,445	83,333	97,222
200,000 or more	49,542	66,058	82,570	99,083	115,597

Employment Agreements

Clarica has entered into employment agreements with certain senior officers of Clarica, including the Named Executive Officers. Each of the agreements provides, among other things, for a severance payment in the event of a ''Change of Control'' of Clarica. The purpose of these agreements is to protect shareholder interests by eliminating the distractions on these key employees resulting from a Change of Control of Clarica. This allows such key employees to focus on the business of Clarica by providing security and incentive to remain with Clarica.

In general terms, ''Change of Control'' means: (a) any change in the holding of Clarica Shares as a result of which a person, or persons acting together, are in a position to exercise effective control over Clarica (entitlement to cast 30% or more of the votes attaching to all shares of Clarica that may be cast to elect directors of Clarica is deemed to mean effective control), (b) a change in the composition of the Board as a result of a contested election of directors, or (c) Clarica sells or otherwise transfers to any other person more than 50% of its assets or assets that generate more than 50% of the operating income of Clarica and its subsidiaries (taken as a whole).

The Change of Control provisions will be triggered under the following circumstances:

- for Messrs. Astley, Triller and Williamson, a voluntary or involuntary or constructive termination of employment within a specified period of time following a Change of Control; and
- for Messrs. Stramaglia and Grover, an involuntary or constructive termination of employment within a specified period of time following a Change of Control.

The Change of Control severance provisions will be paid as a lump sum of up to 3 times compensation (annual base salary and target incentives) for Mr. Astley, 2 times compensation for Mr. Grover and 2.5 times compensation for the other Named Executive Officers. Most benefits and perquisites will continue for the number of years equal to the severance multiple.

Total Shareholder Return Comparison

The Clarica Shares have been listed and posted for trading under the symbol ''CLI'' on the TSE since July 21, 1999. The following chart compares the total cumulative shareholder return for $100 invested in Clarica Shares on July 15, 1999, with the cumulative total return of the TSE 300 Index for the period from July 15, 1999, to December 31, 2001 (assuming reinvestment of dividends).



280
240
200
160
120
80
40
0
165.9%
Clarica
TSE 300 total return index
9.7%
July 15, 1999
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Leadership Resources and Compensation Committee

Report on Executive Compensation

During 2001, the Committee, in executing its mandate, carried out the following:

- reviewed Clarica's compensation policies and programs for attracting, retaining, developing and motivating employees, including the executive officers;
- approved salary ranges and salary increase levels for the Named Executive Officers;
- recommended compensation of the executive officers to the Board for approval; and
- reviewed the management of succession and development plans for senior management and people and knowledge strategies.

Composition of Committee

The Committee was composed of six directors. Other than David Ganong, who is Chairman of the Board, no member of the Committee is an officer or former officer of Clarica.

Executive Compensation Policy

Clarica's executive compensation policy was based on the following key principles:

- provision of competitive compensation opportunities; and
- recognition and reward of individual performance combined with business unit and corporate results.

Base Salary, Benefits and Bonus Program

The Committee approved salary ranges, salary increase levels, benefit and pension/savings plan changes and the target or expected annual variable pay plan payout. The Committee's overall objective is competitiveness with the following participants in the Canadian financial services industry: the other large insurance companies and the banks. The Committee's aim is for Clarica to be at the median level in the industry.

The factors relating to the variable pay portion of the target annual compensation are:

- overall company results;
- operating division results; and
- personal performance.

Annual variable pay is a percentage of base salary.

Management Stock Incentive Plan

On July 21, 2000, Clarica adopted a stock option plan for senior employees of Clarica. Clarica Options are granted based on competitive levels of compensation and the ability to impact and deliver overall company and/or operating division results. Clarica Options were granted at various times during 2001.

President and Chief Executive Officer's Compensation

The Committee approved the annual compensation for the fiscal year 2001 of the President and CEO in December 2000. The target compensation package includes a base salary and target annual incentive of 60% of the base salary. Stock options were approved and granted to the CEO in April for competitive reasons in respect of 2001 compensation and in October in respect of the 2002 compensation year.

Typically, when determining the appropriate compensation level of the President and CEO, the Committee considers compensation data collected from peer insurance companies and surveys, which include the entire Canadian financial services sector, with any adjustments required for valid comparisons. Specifically, the base salary of the President and CEO is set having regard to his level as compared to competitive data and Clarica's size and structure.

The Committee determines any annual incentive bonuses for the President and CEO on a basis consistent to that described above.

Succession Planning

The Committee actively monitors the succession and development planning process which focuses on identifying and developing management potential in the firm. Development planning is an intensive management-led process aimed at accelerating the development of leadership capabilities.

Report presented by the 2001 Leadership Resources and Compensation Committee of the Board of Directors, which consisted of

Louis V. Audet
William P. Cooper
Rhys T. Eyton
David A. Ganong
John S. Lacey
Norman W. Robertson *(Chairman)*

Selected Historical Consolidated Financial Information of Clarica

The following summary consolidated financial data at and for the years ended December 31, 2000, 1999 and 1998 and at and for the nine months ended September 30, 2001 and 2000 have been extracted without adjustment from the audited consolidated financial statements and the unaudited interim consolidated financial statements of Clarica which are incorporated by reference in this Circular and from other financial information provided by Clarica. The information below should be read in conjunction with the consolidated financial statements of Clarica and notes thereto incorporated by reference in this Circular. The following table shows the historical results of Clarica and does not give effect to the Transaction. The financial information below gives effect to the conversion of Clarica from a mutual company owned by policyholders to a public company owned by shareholders, effective July 21, 1999. See "Information Concerning Clarica — General" above.

	At and for the nine months ended September 30,		At and for the year ended December 31,		
	2001	2000	2000	1999	1998
	(unaudited)				
	(in millions, except per share amounts)				
Statement of Operations Data:					
Premium income:					
Annuities	$ 561	$ 617	$ 763	$ 783	$ 538
Health insurance	533	494	669	675	589
Life insurance	1,632	1,530	2,098	1,789	1,465
Investment income	1,509	1,571	2,079	2,091	1,855
Fee and other income(1)	198	181	242	213	236
Total revenue	$ 4,433	$ 4,393	$ 5,851	$ 5,551	$ 4,683
Benefits paid and provided for	$ 3,168	$ 3,191	$ 4,139	$ 4,073	$ 3,378
Commissions	$ 254	$ 253	$ 340	$ 291	$ 256
Operating expenses(2)	$ 571	$ 502	$ 675	$ 653	$ 842
Total net income(3)(4)	$ 303	$ 245	$ 340	$ 270	$ 111
Basic Earnings Per Common Share (after demutualization)(5)	$ 2.23	$ 1.79	$ 2.48	$ 2.04	N/A
Premiums and Deposits					
Retail insurance premiums (gross)(6)	$ 1,198	$ 1,126	$ 1,539	$ 1,494	$ 1,201
Group insurance premiums and ASO equivalents	1,208	1,128	1,516	1,472	1,241
Reinsurance premiums	373	275	383	140	115
Guaranteed annuity premiums and GIC deposits(7)	618	710	872	882	538
Retail market based deposits	767	1,024	1,296	922	1,097
Group market based deposits	1,284	749	1,105	1,321	934
Total premium, equivalents and deposits	$ 5,448	$ 5,012	$ 6,711	$ 6,231	$ 5,126
Assets Under Management					
Corporate assets	$30,412	$29,580	$29,692	$28,528	$28,017
Retail market based assets	5,074	6,148	5,705	5,255	4,637
Group market based assets	7,970	7,056	6,792	6,286	5,008
Share purchase plans	1,448	98	131	119	77
Other assets under management	98	81	47	120	166
Total assets under management	$45,002	$42,963	$42,367	$40,308	$37,905
Capitalization Data:					
Subordinated debt	$ 744	$ 442	$ 743	$ 670	$ 686
Total equity	$ 3,092	$ 2,798	$ 2,864	$ 2,455	$ 2,246
MCCSR(8)	198%	180%	201%	186%	178%

(1) 1998 includes a $62 million gain (pre-tax) from the reduction in Clarica's investment in Perigee Inc.

(2) 2001 includes integration costs of $28 million (pre-tax) for the acquisition of the group retirement business of The Royal Trust Company and Royal Trust Corporation of Canada and 1998 includes integration costs of $272 million (pre-tax) for the Metropolitan Life Insurance Company of Canada acquisition.

(3) Figures include income (losses) (after tax) attributable to participating policyholders of Clarica subsequent to demutualization: nine months ended September 30, 2001 — ($4) million; nine months ended September 30, 2000 — ($1 million); 2000 — nil; 1999 — ($4 million).

(4) 1998 net income includes integration costs of $163 million (after tax) for the Metropolitan Life Insurance Company of Canada acquisition, and a gain of $42 million (after tax) from the reduction of Clarica's investment in Perigee Inc.

(5) 1999 results are pro forma, reflecting the shareholder basis adopted upon demutualization July 21, 1999.

(6) Figures include US premium amounts for September 30, 2001 of $235 million; September 30, 2000 of $202 million; 2000 of $287 million; 1999 of $263 million and 1998 of $286 million.

(7) Figures include US premium amounts for September 30, 2001 of $163 million; September 30, 2000 of $91 million; 2000 of $111 million; 1999 of $92 million and 1998 of $33 million.

(8) Minimum continuing capital and surplus requirements for life insurance companies, established by OSFI.

Trading History of Clarica Shares

The Clarica Shares are listed and posted for trading on the TSE. The table below sets out the market price ranges and trading volume of the Clarica Shares on the TSE since listing.

	Price Range		Volume
	High	Low	(000s)
1999			
Third quarter(1)	$24.45	$21.25	64,604
Fourth quarter	27.50	20.85	17,733
2000			
First quarter	31.00	23.10	36,507
Second quarter	31.40	24.80	17,891
Third quarter	37.40	28.00	17,862
Fourth quarter	42.75	33.75	17,318
2001			
First quarter	42.60	36.50	14,162
Second quarter	46.15	40.50	13,384
Third quarter	49.60	37.81	18,183
Fourth quarter	54.19	44.00	29,835
2002			
January 1 - 11	52.88	50.00	5,115

(1) Clarica Shares began trading on the TSE on July 21, 1999. These numbers include if, as and when-issued trading from July 15 to July 20, 1999.

On December 14, 2001, the last trading day prior to the announcement of the Transaction, the closing price per Clarica Share on the TSE was $50.95.

Dividend Policy

The most recent quarterly dividend paid by Clarica on the Clarica Shares was paid on November 30, 2001 in the amount of $0.22 per Clarica Share. Dividends on Clarica Shares are declared at the sole discretion of the Board. In determining dividends on the Clarica Shares, the Board follows the principle that the dividend payout ratio should remain competitive with other Canadian life insurance companies and Canadian banks. This principle is subject to periodic review by the Board.

INFORMATION CONCERNING SUN LIFE FINANCIAL

General

Sun Life was incorporated under the ICA on August 5, 1999. On the completion of the demutualization of Sun Life Assurance on March 22, 2000, Sun Life became the holding company which holds directly all of the outstanding shares of Sun Life Assurance.

Sun Life Assurance was incorporated as a stock life company by a Special Act of Parliament of Canada in 1865. Sun Life Assurance was converted into a mutual company through a process that was completed in 1962 under the provisions of the *Canadian and British Insurance Companies Act*. The Special Act of Sun Life Assurance, as amended, was replaced in 1992 by amending letters patent issued under the ICA. Upon demutualization in March 2000, Sun Life Assurance was converted from a mutual insurance company to a stock insurance company pursuant to letters patent of conversion issued under the ICA.

Sun Life Financial has had operations in Canada since 1871, in the United States since 1895, in the United Kingdom since 1893 and in Asia since 1892. Sun Life Financial's head office, and the principal office of Sun Life, is located at Sun Life Centre, 150 King Street West, Toronto, Ontario, Canada M5H 1J9. Sun Life Financial's principal office in the United States is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts, USA 02481, its principal office in the United Kingdom is located at Basing View, Basingstoke, United Kingdom RG21 4DZ and its regional headquarters for Asia are located at 2008 Two Pacific Place, 88 The Queensway, Hong Kong, China.

Business of Sun Life Financial

Sun Life Financial is a leading international financial services organization, providing a wide range of savings, retirement, pension and life and health insurance products and services to individual and corporate customers. Sun Life Financial operates primarily in Canada, the United States and the United Kingdom and also has operations in Asia and South America. At September 30, 2001, Sun Life Financial was the largest Canadian life insurance organization, based on total assets under management of approximately $299 billion. For the year ended December 31, 2000, Sun Life had consolidated revenues of $16.2 billion ($11.8 billion for the nine months ended September 30, 2001). For the year ended December 31, 2000, Sun Life had adjusted shareholders' net income of $792 million ($629 million for the nine months ended September 30, 2001). At September 30, 2001, Sun Life Financial had approximately 11,200 employees worldwide and an extensive global distribution network consisting of career sales forces in certain countries, independent insurance agents, investment dealers and financial planners.

Sun Life Financial operates in two principal businesses – wealth management and protection. The wealth management business comprises all of Sun Life Financial's asset management, mutual fund, pension, annuity and trust operations. These operations are conducted principally in Canada, the United States, the United Kingdom, the Philippines, Chile and India. The protection business comprises Sun Life Financial's insurance, or protection, operations around the world, including its group life and health insurance businesses in Canada, the United States, the United Kingdom and the Philippines, and its individual insurance businesses in Canada, the United States, the United Kingdom, the Philippines, Hong Kong, Bermuda, Indonesia and India.

Wealth Management Business

The wealth management products and related investment management services of Sun Life Financial focus primarily on meeting the savings and retirement needs of its customers and helping them plan and achieve lifetime financial security. This business has achieved a compound annual growth rate of 32% in fee income over the five-year period from 1996 to 2000. For the year ended December 31, 2000, the wealth management business accounted for $9.1 billion of Sun Life's consolidated revenues ($6.3 billion for the nine months ended September 30, 2001) and $469 million of Sun Life's consolidated operating earnings ($337 million for the nine months ended September 30, 2001). The wealth management business accounted for $262.3 billion of Sun Life's total assets under management as at September 30, 2001. Revenue in the wealth management business is derived principally from investment advisory fees, distribution and servicing fees, mortality and expense fees, annuity premiums and net investment income on general fund assets held primarily in the pension and fixed annuity businesses.

In the United States, Sun Life conducts its wealth management business primarily through its subsidiaries, Massachusetts Financial Services Company (''MFS'') and Sun Life Assurance Company of Canada (U.S.). MFS is one of the largest U.S. based investment management firms, offering investment products and services in the U.S. and other global markets to both retail and institutional investors. Total assets under management by MFS reached $192.2 billion as at September 30, 2001, compared to $71.7 billion of assets under management as at December 31, 1996, representing a compound annual growth rate of 23%.

Sun Life Financial has also experienced significant growth in sales of variable annuity products in the United States. Sun Life's total premiums and deposits in the United States of fixed and variable annuities in 2000 were $6.8 billion ($3.8 billion for the nine months ended September 30, 2001). As at September 30, 2001, Sun Life Financial had $32.5 billion of assets under management relating to its U.S. annuity and investment products. On October 31, 2001, Sun Life Financial significantly expanded its U.S. annuity business through the acquisition of the annuity business of Liberty Financial Companies, Inc. (''LFC''). See ''— Recent Developments — Acquisition of Keyport Life Insurance Company and Independent Financial Marketing Group, Inc.''.

In Canada, Sun Life Financial is a leading provider of group pension products and retirement services, and offers individual savings products. As at September 30, 2001, assets under management for Sun Life Financial's Canadian group pension and annuity business were $11.1 billion. Sun Life, through its subsidiaries, Spectrum Investment Management Limited and McLean Budden Limited, also offers mutual funds and investment management services to individual and institutional clients. As at September 30, 2001, assets under management in Spectrum Investment Management Limited and McLean Budden Limited were $6.4 billion and $21.8 billion, respectively. In addition, Sun Life Financial offers individual savings products and trust and brokerage services.

In November 2001, Sun Life Financial sold its U.K. banking business and in December 2001, it sold its U.K. asset management business. See "— Recent Developments — Sale of Sun Bank plc and SLC Asset Management Limited". MFS continues to provide wealth management services in the U.K.

Protection Business

Sun Life Financial offers protection products and services in Canada, the United States, the United Kingdom and Asia. Sun Life Financial's protection products and services include whole life, term life, universal life, unit-linked life and corporate-owned life insurance for individuals, and life, health and disability insurance for groups. For the year ended December 31, 2000, the protection business accounted for $7.0 billion of Sun Life's consolidated revenues ($5.4 billion for the nine months ended September 30, 2001) and $330 million of Sun Life's consolidated operating earnings ($304 million for the nine months ended September 30, 2001). The protection business accounted for $32.3 billion of Sun Life's total assets under management as at September 30, 2001.

In February 2001, Sun Life announced that it had decided to exit the direct sales force distribution business in the United Kingdom and to stop selling individual life and pension products to new customers. As a result of this decision, it ceased to sell any of these products to new customers in the United Kingdom as of March 31, 2001.

Recent Developments

Acquisition of Keyport Life Insurance Company and Independent Financial Marketing Group, Inc.

On October 31, 2001, Sun Life Assurance acquired from LFC and Liberty Financial Services, Inc., Keyport and IFMG and certain of their respective subsidiaries, as well as certain other subsidiaries of Liberty Financial Services, Inc., all of which operate the annuity and bank marketing segment of LFC's business. The aggregate purchase price for this acquisition was U.S.$1,702 million (approximately $2,587 million at an effective exchange rate of U.S.$1.00 = Cdn.$1.52). The financial information relating to Keyport and IFMG set out below has been prepared in accordance with Canadian GAAP.

Keyport is a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products in the United States. For the year ended December 31, 2000, Keyport had consolidated revenues of $4.5 billion ($3.3 billion for the nine months ended September 30, 2001) and, as at September 30, 2001, had an aggregate of $28.7 billion in assets under management. In 2000, Keyport was ranked the 12th largest fixed annuity company, 15th largest indexed annuity company and 33rd largest variable annuity company in the United States, based on sales, according to LIMRA International and the Advantage Group. Keyport has an established brand in fixed annuities and a strong track record of product innovation. Approximately 50% of Keyport's 2000 revenues were generated from fixed and indexed annuities (94% for the nine months ended September 30, 2001). In addition to its annuity business, Keyport also manages a closed block of single premium whole life insurance policies which had aggregate assets of $1.8 billion at September 30, 2001.

IFMG is a leading third-party marketer of insurance and investment products to retail customers through banks in the United States. Fifty-eight percent of the annuity products distributed through IFMG in 2000 were Keyport products, with the remainder originating from third party sources.

Through this acquisition, Sun Life Financial expects to improve its competitive position in the U.S. annuity market, diversify its portfolio, enhance its distribution capabilities in the United States and capture operating economies of scale and revenue synergies.

Issue of Sun Life Shares

On October 4, 2001, Sun Life completed a public offering of 11,000,000 Sun Life Shares in Canada and the United States for aggregate gross proceeds of $330 million. The net proceeds from this public offering of Sun Life Shares were used to finance part of the purchase price required to acquire Keyport and IFMG.

Issue of Sun Life ExchangEable Capital Securities

On October 19, 2001, Sun Life Capital Trust, a special purpose trust established by Sun Life Assurance, issued $950 million of Sun Life ExchangEable Capital Securities — Series A, or "SLEECS". The SLEECS qualify as Tier 1 capital of Sun Life and Sun Life Assurance for insurance regulatory purposes. Sun Life Capital Trust used the proceeds of the offering of the SLEECS, together with other funds, to purchase a 30-year senior debenture of Sun Life

Assurance, which is Sun Life Capital Trust's principal asset. The interest rate on the Sun Life Assurance debenture and the indicated yield on the SLEECS is 6.865%.

Subject to regulatory approval, Sun Life Capital Trust may redeem the SLEECS at any time after the fifth anniversary of their date of issue and, in certain limited circumstances, may also redeem the SLEECS during the first five years. In addition, holders of SLEECS will be entitled at any time to surrender their SLEECS to Sun Life Capital Trust and to receive in exchange 40 preferred shares of Sun Life Assurance for each $1,000 face amount of SLEECS tendered for exchange. In certain limited circumstances, SLEECS will be automatically exchanged for preferred shares of Sun Life Assurance on the basis of 40 preferred shares for each $1,000 face amount of SLEECS then outstanding. The preferred shares will be exchangeable into Sun Life Shares at a price per share equal to the greater of $1.00 and 95% of the trading price of the Sun Life Shares, but may not be exchanged before June 30, 2012. Subject to regulatory approval, Sun Life Assurance may redeem the preferred shares for cash or Sun Life Shares at any time after the fifth anniversary of the date of issue of the SLEECS.

Sale of Sun Bank plc and SLC Asset Management Limited

In November 2001, Sun Life Financial completed the sale of Sun Bank plc, a United Kingdom bank that specialized in mortgage and savings products. In December 2001, it completed the sale of SLC Asset Management Limited. MFS continues to provide wealth management services in the U.K.

Sun Life Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authority in the provinces and territories of Canada and with the United States Securities and Exchange Commission are specifically incorporated by reference in and form an integral part of this Circular:

1. Sun Life's 2000 Annual Information Form dated March 21, 2001 excluding the information on page one and the sections entitled "The Promise of Partnership", "To Our Shareholders", "Community Reinvestment" and "Six-and Eleven-Year Summary" of Sun Life's 2000 Annual Report incorporated by reference in the Annual Information Form;
2. Sun Life's audited consolidated financial statements and the notes thereto as at December 31, 2000 and 1999 and for each of the three years ended December 31, 2000, 1999 and 1998, together with the report of the auditors thereon and the report of the appointed actuary;
3. Sun Life's management's discussion and analysis at and for the financial year ended December 31, 2000 found at pages 10 to 28 of Sun Life's 2000 Annual Report;
4. Sun Life's unaudited third quarter 2001 interim consolidated financial statements and the notes thereto and management's discussion and analysis at and for the nine months ended September 30, 2001;
5. Sun Life's management information circular dated February 23, 2001 in connection with the 2001 annual meeting of Sun Life's shareholders, other than the sections entitled "Report on Executive Compensation — Presented by the Management Resources Committee" and "Performance Graph";
6. the material change report dated May 12, 2001 concerning the proposed acquisition of Keyport and IFMG by Sun Life Assurance;
7. the material change report dated December 27, 2001 relating to the Transaction;
8. Keyport's audited consolidated financial statements and the notes thereto as at December 31, 2000 and 1999 and for each of the three financial years ended December 31, 2000, 1999 and 1998, including a reconciliation of such financial statements to Canadian GAAP at and for the years ended December 31, 2000 and 1999, together with the report of the auditors thereon; and
9. Keyport's unaudited interim consolidated financial statements and the notes thereto, including a reconciliation of such financial statements to Canadian GAAP, at and for the nine months ended September 30, 2001.

All documents of the type referred to above (excluding confidential material change reports) filed by Sun Life with any securities commission or similar regulatory authority in Canada or with the United States Securities and Exchange Commission after the date of this Circular and prior to the Closing Date or the termination of the Transaction Agreement will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information concerning Sun Life, its subsidiaries and their respective businesses and operations has been **incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents of Sun Life incorporated by reference herein may be obtained upon request without charge from the Secretary of Sun Life, 150 King Street West, Toronto, Ontario, Canada M5H 1J9 (416) 979-4188. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained upon request without charge from the Secretary of Sun Life at the above-mentioned address and telephone number.

Financial information in this Circular with respect to LFC and its subsidiaries, including Keyport, has been derived without independent verification from publicly available information filed with the U.S. Securities and Exchange Commission or otherwise provided by LFC to Sun Life and filed with Canadian securities regulatory authorities. Financial information in this Circular with respect to IFMG has been derived from information provided by LFC to Sun Life.

Selected Historical Consolidated Financial Information of Sun Life

The following summary consolidated financial data at and for the years ended December 31, 2000, 1999 and 1998 and at and for the nine months ended September 30, 2001 and 2000 have been extracted without adjustment from the audited consolidated financial statements and the unaudited interim consolidated financial statements of Sun Life which are incorporated by reference in this Circular and from other financial information provided by Sun Life. The information below should be read in conjunction with the consolidated financial statements of Sun Life and notes thereto incorporated by reference in this Circular. The following table shows the historical results of Sun Life and does not give effect to the Transaction. For a description of the effect of, among other things, the Transaction on the consolidated financial results of Sun Life, see Schedule D to this Circular, ''Unaudited Pro Forma Consolidated

Financial Statements of Sun Life'', and ''Sun Life Financial and Clarica After the Transaction — Selected Unaudited Pro Forma Consolidated Financial Information of Sun Life''.

	At and for the nine months ended September 30,		At and for the year ended December 31,		
	2001	2000	2000	1999	1998
	(unaudited)				
	(in millions, except per share amounts)				
Statement of Operations Data:					
Premium income:					
Annuities	$ 2,861	$ 3,329	$ 4,371	$ 3,494	$ 2,409
Health insurance	1,043	977	1,287	1,196	1,110
Life insurance	2,731	2,518	3,455	3,332	3,313
Net investment income(1)	2,757	2,884	3,776	4,113	4,035
Fee income	2,412	2,462	3,317	2,606	2,014
Total revenue	$ 11,804	$ 12,170	$ 16,206	$ 14,741	$ 12,881
Commissions	$ 1,062	$ 983	$ 1,349	$ 1,146	$ 936
Operating expenses(2)	$ 1,854	$ 1,795	$ 2,500	$ 2,286	$ 2,033
Total net income(3)(4)	$ 626	$ 592	$ 802	$ 164	$ 54
Basic Earnings Per Common Share (after demutualization)	$ 1.49	$ 0.99	$ 1.49	N/A	N/A
Premiums, Deposits and Fund Sales:					
Premium income	$ 6,635	$ 6,824	$ 9,113	$ 8,022	$ 6,832
Segregated fund deposits	4,397	5,448	8,318	4,137	4,345
Mutual fund sales(5)	30,755	35,052	45,614	38,123	33,849
Managed fund sales(5)	25,171	18,388	25,869	13,939	12,255
Total premiums, deposits and fund sales	$ 66,958	$ 65,712	$ 88,914	$ 64,221	$ 57,281
Assets Under Management:					
Total general fund assets	$ 58,824	$ 54,564	$ 55,802	$ 54,751	$ 54,319
Segregated fund net assets	42,016	50,198	48,741	46,014	39,213
Mutual fund and other assets under management	198,358	240,067	223,990	200,538	157,074
Total assets under management	$299,198	$344,829	$328,533	$301,303	$250,606
Capitalization Data:					
Subordinated debt	$ 773	$ 749	$ 749	$ 734	$ 764
Cumulative capital securities of a subsidiary	$ 948	$ 900	$ 900	$ 870	$ 930
Total equity	$ 7,366	$ 6,522	$ 6,697	$ 5,878	$ 6,081
MCCSR(6)	284%	290%	295%	262%	284%

(1) Figures include amortization of goodwill related to investments in certain unconsolidated subsidiaries. These amounts have been reclassified as a separate item in the unaudited pro forma consolidated statement of operations contained in Schedule D to this Circular.

(2) Figures include non-controlling interest in net income of subsidiaries and amortization of goodwill arising from the acquisition of assets and consolidated subsidiaries. These amounts have been reclassified as a separate item in the unaudited pro forma consolidated statement of operations contained in Schedule D to this Circular.

(3) Figures include income (losses) attributable to participating policyholders of Sun Life Assurance: nine months ended September 30, 2001 — ($3 million); nine months ended September 30, 2000 — $11 million; 2000 — $10 million; 1999 — $68 million; 1998 — $65 million.

(4) Net income includes provisions related to United Kingdom operations of $410 million in 1999 and $686 million in 1998 and losses related to discontinued operations of $170 million in 1999 and $88 million in 1998.

(5) These figures are unaudited.

(6) Minimum continuing capital and surplus requirements for life insurance companies, established by OSFI.

Sun Life Share Capital

Authorized and Outstanding Capital

The authorized capital of Sun Life consists of an unlimited number of common shares, an unlimited number of Class A Shares, issuable in series, and an unlimited number of Class B Shares, issuable in series. As at January 11, 2002, there were 431,708,091 common shares outstanding and no Class A Shares or Class B Shares outstanding.

Common Shares

Each Sun Life Share is entitled to one vote at meetings of the shareholders of Sun Life, except for meetings at which only holders of another specified class or series of shares of Sun Life are entitled to vote separately as a class or series. Each Sun Life Share is also entitled to receive dividends if, as and when declared by the board of directors of Sun Life. All dividends that the board of directors of Sun Life may declare and pay will be declared and paid in equal amounts per share on all Sun Life Shares, subject to the rights of holders of the Class A Shares and the Class B Shares. Holders of Sun Life Shares will participate in any distribution of the net assets of Sun Life upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Shares and the Class B Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Sun Life Shares.

Class A Shares

The Class A Shares may be issued at any time or from time to time in one or more series as may be determined by the Sun Life board of directors. The board of directors is authorized to fix before issue the number, the consideration per share, the designation of and, subject to the special rights and restrictions attached to all Class A Shares, the rights and restrictions attached to the Class A Shares of each series. The Class A Shares of each series rank on a parity with the Class A Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of Sun Life. The Class A Shares are entitled to preference over the Class B Shares, the Sun Life Shares and any other shares ranking junior to the Class A Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Shares to be called and held for that purpose. The holders of Class A Shares are not entitled to any voting rights except as provided by law.

Class B Shares

The Class B Shares may be issued at any time or from time to time in one or more series as may be determined by the Sun Life board of directors. The board of directors is authorized to fix before issue the number, the consideration per share, the designation of and, subject to the special rights and restrictions attached to all Class B Shares, the rights and restrictions attached to the Class B Shares of each series. The Class B Shares of each series rank on a parity with the Class B Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of Sun Life. The Class B Shares are entitled to preference over the Sun Life Shares and any other shares ranking junior to the Class B Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Shares and any other shares ranking senior to the Class B Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares to be called and held for that purpose. The holders of Class B Shares are not entitled to any voting rights except as provided by law.

Trading History of Sun Life Shares

The Sun Life Shares are listed and posted for trading on the Toronto, New York, London and Philippines stock exchanges. The table below sets out the market price ranges and trading volume of the Sun Life Shares on the TSE and the NYSE for the periods indicated.

	The Toronto Stock Exchange			The New York Stock Exchange		
	Price Range		Volume	Price Range		Volume
	High	Low	(000s)	High	Low	(000s)
2000						
Second Quarter[(1)]	$25.25	$13.75	87,489	US$16.938	US$9.313	41,566
Third Quarter	32.75	24.25	69,617	22.125	16.000	19,440
Fourth Quarter	40.00	26.75	124,199	26.688	17.563	16,509
2001						
First Quarter	40.00	26.95	85,766	26.750	17.250	13,954
Second Quarter	36.43	28.50	55,900	24.350	18.190	12,504
Third Quarter	38.90	25.75	59,023	25.400	16.920	11,270
Fourth Quarter	37.25	29.75	67,799	23.680	18.890	11,285
2002						
January 1 - January 11	34.15	32.80	9,364	21.380	20.520	1,444

(1) Sun Life Shares began trading on the TSE and the NYSE on March 23, 2000.

On December 14, 2001, the last trading day prior to the announcement of the Transaction, the closing price per Sun Life Share was $34.77 on the TSE and US$22.38 on the NYSE.

Dividend Policy

Sun Life has paid a quarterly dividend of $0.12 per Sun Life Share since the fourth quarter of 2000. Sun Life's policy is to pay dividends to shareholders in a range that is comparable to that of shareholder dividends paid by other publicly traded North American financial services companies. The policy is subject to periodic review by the Sun Life board of directors. The declaration and payment of dividends are at the sole discretion of Sun Life's board of directors and will be dependent on Sun Life's earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of Sun Life's board of directors on the basis of these or other considerations.

As a holding company, Sun Life's ability to meet its cash requirements and pay dividends on the Sun Life Shares will depend in large part on the receipt of dividends and other payments from its subsidiaries. The payment of dividends to Sun Life by certain of its subsidiaries is regulated under corporate, insurance and securities laws.

Auditors

The auditors of Sun Life are Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2V1.

Transfer Agents and Registrars

The principal transfer agents and registrars for the Sun Life Shares are set out below:

Canada:	CIBC Mellon Trust Company 320 Bay Street, 6th Floor Toronto, Ontario Canada M5H 4A6
United States:	Mellon Investor Services, LLC Overpeck Centre 85 Challenger Road Ridgefield Park, New Jersey 07660 U.S.A.

INVESTMENT CONSIDERATIONS RELATING TO SUN LIFE SHARES

The following investment considerations should be considered by Shareholders in evaluating whether to approve the Transaction. These investment considerations should be considered in conjunction with the other information included in this Circular and in the documents incorporated by reference in and forming part of this Circular.

Possible Volatility of Stock Price

The market price of Sun Life Shares or Clarica Shares could each fluctuate significantly prior to the Closing Date in response to various factors and events, including the differences between Sun Life's and Clarica's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Sun Life Shares that holders of Clarica Shares will receive on the Closing Date. There can be no assurance that the market value of the Sun Life Shares that the holders of Clarica Shares will receive on the Closing Date will equal or exceed the market value of the Clarica Shares held by such Shareholders prior to the Closing Date.

Risks of Integration

The Transaction has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. These anticipated benefits and synergies will depend in part on whether Sun Life Financial's and Clarica's operations can be integrated in an efficient and effective manner. The successful integration of Sun Life Financial and Clarica will require the integration of various aspects of each company's respective businesses. It is possible that this integration will not be accomplished smoothly or successfully or will result in financial benefits that will be less than anticipated. The integration of the operations will give rise to restructuring costs and charges and it may be that these costs and charges will be greater than those currently anticipated and that the difference may be material. Integration costs of combining the operations are expected to include severance costs associated with any employee terminations, costs associated with conforming employee benefits plans, charges associated with the closure of duplicate facilities and asset writedowns related to duplicate business systems. Further, the diversion of the attention of management from day-to-day operations and any difficulties encountered in the transition process could have an adverse impact on the combined companies' businesses, results of operations and financial condition. The process of integrating the operations of the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on their respective operations. Sun Life Financial is also in the process of integrating the operations of Keyport and IFMG which it recently acquired. See "— Acquisition of Keyport and IFMG". The simultaneous integration of Clarica, Keyport and IFMG could cause some delays in realizing the benefits of the Transaction.

United Kingdom Operations

In recent years, Sun Life Financial's United Kingdom wealth management business has experienced significant losses arising out of certain pension sales practices and guaranteed annuity products. During the period from 1996 to 1999, the potential liabilities arising from these practices and products required Sun Life to make total pre-tax provisions of $1,356 million and to write off $260 million in goodwill remaining from the acquisition of Confederation Life's U.K. operations. Since 1999, Sun Life Financial has not made any additional provisions with respect to potential liabilities relating to pension sales practices.

There can be no assurance that Sun Life Financial's existing pension sales provisions of $419 million as at September 30, 2001 will ultimately prove sufficient to cover all pension sales liabilities to its personal pension customers in the United Kingdom. A number of different factors could cause Sun Life Financial's liabilities to these customers to increase materially, including (i) an expansion by United Kingdom regulators of the class of customers entitled to compensation, (ii) an unfavourable change in the required method of determining compensation, and (iii) adverse changes in interest rate levels, mortality assumptions, and the performance of equity markets. Accordingly, there can be no assurance that Sun Life Financial will not experience further material losses in its wealth management business in connection with personal pension selling practices compensation.

Sun Life Financial has established significant actuarial liabilities against future losses in connection with certain guaranteed annuities issued prior to 1994 by Confederation Life (U.K.). The cumulative amount of such actuarial liabilities was $438 million at September 30, 2001. In 1998, Sun Life Financial instituted a hedging program with the objective of limiting losses that would otherwise arise upon further declines in interest rates in the United Kingdom. This program provides a substantial, although not complete, hedge against declines in interest rates that, however, becomes less effective as rates decline further. There can be no assurance that material additional reserves will not be required in the future as a result of a number of different factors, including (i) more conservative reserving requirements arising from changes in regulations, (ii) significant interest rate reductions or shifts in the yield curve, against which the current hedges would have reduced effectiveness, (iii) increases in the pool of pension assets entitled to the guaranteed annuity option, and (iv) further unanticipated adverse changes in mortality experience. However, hedging positions have been put in place to mitigate the effect of unfavourable market conditions.

In addition, Sun Life Financial has sold a variety of endowment products in the United Kingdom. Endowment policies are generally sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The sale of endowment policies by life insurance companies has attracted criticism from the press and politicians in the United Kingdom. There can be no guarantee that United Kingdom regulators will not in future require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their targets.

Sun Life Financial continues to be subject to regulatory scrutiny in the United Kingdom, including reviews of past business sold. Sun Life Financial is regularly engaged in discussions with United Kingdom regulators with respect to these and other matters. In February 2001, Sun Life announced that it had decided to exit the direct sales force distribution business in the United Kingdom and to stop selling any individual life and pension products to new customers effective March 31, 2001. Sales of these products for the year ended December 31, 2000 represented 33% of Sun Life Financial's United Kingdom operations' sales of $696 million. Total revenues and deposits for individual life and pension products for the year ended December 31, 2000 were $2.1 billion. In addition, Sun Life Financial has recently announced that it is outsourcing the administration of its U.K. individual life and pensions portfolio. As a result of these decisions, Sun Life Financial expects to reduce the workforce of Sun Life Assurance Company of Canada (U.K.) Limited from approximately 2,000 to approximately 150, primarily in its group insurance business, by the end of 2003.

Reinsurance Liabilities Relating to Unicover

Under a series of contracts that commenced March 1, 1997 (the ''March Whole Account'') and that were replaced by a series of three-year contracts that commenced on December 1, 1997 (the ''December Whole Account''), Sun Life Assurance arranged to participate in the reinsurance of a reinsurance pool and facilities managed by Cragwood Managers, L.L.C., formerly Unicover Managers Inc. (''Unicover''). The members of the reinsurance pool and facilities (the ''Unicover Reinsurers'') provided reinsurance for the accident and health insurance components of workers' compensation policies written by U.S. direct insurers. During 1998, Sun Life Assurance began an investigation following concerns that the claims attributable to the underlying workers' compensation policies sold and then partially or wholly reinsured by Unicover would materially exceed expectations. In January 1999, Sun Life Assurance terminated the December Whole Account and advised it would accept no further premium.

In July 1999, Sun Life Assurance commenced arbitration against Unicover and the Unicover Reinsurers seeking rescission of the December Whole Account and in October 2000 Sun Life Assurance sent notice of its intention to rescind the March Whole Account. The arbitration proceedings relating to the December Whole Account will involve an extensive discovery process through which Sun Life Assurance should gain access to additional information. Although Sun Life Assurance believes, on the basis of its investigation of the facts currently available and on the advice of counsel, that it has strong grounds on which to rescind all its reinsurance contracts with the Unicover Reinsurers, the outcome of the arbitration proceedings relating to the December Whole Account is uncertain. Accordingly, there is a risk that those arbitration proceedings will not result in any material reduction in the remaining potential liability of Sun Life Assurance to the Unicover Reinsurers. As of the date hereof, no party has demanded arbitration with respect to the rescission of the March Whole Account.

Sun Life Assurance's exposure to losses under the Unicover treaties may also be dependent upon its ability to enforce its coverage under its retrocession treaties. Three of Sun Life Assurance's retrocessionaires have commenced arbitration proceedings against Sun Life Assurance seeking rescission of or otherwise contesting certain retrocession treaties with Sun Life Assurance that cover the Unicover-related claims.

To the extent that Sun Life Assurance enters into settlements with Unicover and the Unicover Reinsurers, there is also a risk that the retrocessionaires will assert that amounts paid by Sun Life Assurance under such settlement arrangements are not recoverable as claims under the retrocession treaties. The assertion of defences by retrocessionaires may result in additional litigation or arbitration involving Sun Life Assurance, the outcome of which is uncertain. Accordingly, there is a risk that the retrocession treaties will not be enforceable so as to cover any material liability of Sun Life Assurance to the Unicover Reinsurers.

In addition, Sun Life Assurance's retrocession treaties that cover the reinsurance it provided to the Unicover Reinsurers also cover other reinsurance it provides. Consequently, litigation or arbitration between Sun Life Assurance and its retrocessionaires may affect that other reinsurance. Accordingly, there is a risk that the retrocession treaties will not be enforceable so as to cover any material liability of Sun Life Assurance in respect of that other reinsurance.

To the extent that Sun Life Assurance cedes claims to its retrocessionaires under the retrocession treaties, there is a risk that Sun Life Assurance may be exposed to potential liability as a result of Sun Life Assurance's possible direct or indirect participation in certain of the arrangements which provide retrocession coverage to Sun Life Assurance's retrocessionaires. It is also possible that Sun Life Financial may become involved in additional litigation relating to Unicover, and such litigation may be protracted and costly.

Sun Life took provisions of $150 million after tax (approximately U.S.$103 million) during 1999 in connection with the Unicover business, based on information known to it at the time. The financial terms of settlements entered into by Sun Life Assurance with certain Unicover Reinsurers in 2000 are consistent with these provisions established in 1999 and no additional provisions for the Unicover business have been established since that time. The matters related to Unicover are also described in Note 9 of Sun Life's interim consolidated financial statements for the nine months ended September 30, 2001 incorporated by reference in this Circular.

Acquisition of Keyport and IFMG

Sun Life has identified a number of risks associated with the acquisition of Keyport and IFMG. These risks include, but are not limited to, incompatibility of certain Keyport technological systems with those of Sun Life Financial, the suitability and return characteristics of certain product features within the overall Sun Life Financial product portfolio, managing the acquired investment portfolio to a profile more consistent with Sun Life Financial's investment policies within a short period of time, retention of certain large customers of the acquired companies and retaining key skills currently within Keyport and IFMG necessary for ongoing operational and product management.

Although Sun Life Financial has prepared and is implementing comprehensive integration plans, there is no assurance that Sun Life Financial will successfully integrate the operations, technologies, products and employees of Keyport and IFMG.

Certain Factors Affecting the Wealth Management and Protection Businesses

Effect of Changes in Market Conditions

Sun Life Financial derives a substantial portion of its revenue from fees generated by its wealth management business, including, in particular, MFS. Sun Life Financial intends to continue expanding its wealth management business in the future. The fees earned from the wealth management business are generally assessed as a percentage of assets under management and therefore vary directly with the value of such assets. Accordingly, fluctuations in the market value of such assets may result in fluctuations in Sun Life's wealth management revenue.

The level of assets under management in the wealth management business and amount of fee income derived from those assets are also affected by other factors. The investment management business is highly competitive, with the amount of assets under management dependent in large part on the types and performance of products, fees charged and the strength of distribution channels. Significant growth in the retirement-oriented investment market and uncommonly strong stock and bond market appreciation have been material factors in the growth of Sun Life Financial's assets under management and its ability to generate sales of its wealth management products in recent years. These economic and market trends have not continued in 2001. Adverse economic conditions, such as reduced or negative growth in North American and other economies, and other factors, including a protracted or precipitous decline in the stock markets, such as occurred in mid-September 2001, could affect the popularity of Sun Life Financial's products and services or result in investors withdrawing from the markets or decreasing their rate of investment, which could materially adversely affect Sun Life Financial's wealth management business. In addition, a decline in market values of investments or an increase in asset withdrawals (which could occur as a result of volatile markets, a general or protracted drop in share prices, changes in public perceptions about certain investment classes, poor investment performance, changes in the regulation of certain products, a weakening of distribution channels or other factors) could materially adversely affect Sun Life Financial's level of fee income.

Interest Rate Risk

Movements in interest rates create several interest rate risks for Sun Life Financial's protection business and the fixed annuity portion of the wealth management business. Many of Sun Life Financial's annuity products contain explicit or implicit guarantees and, if long-term interest rates fall below these guaranteed rates, Sun Life Financial may be required to increase reserves against losses, thereby adversely affecting their results of operations. Interest rate changes can also cause compression of Sun Life Financial's net spread between interest earned on investments and interest credited on insurance policies or fixed annuities, thereby adversely affecting Sun Life's results of operations. Rapid declines in interest rates may result in, among other things, increased asset calls, mortgage prepayments or policy withdrawals and reinvestment at significantly lower yields, which could adversely affect earnings. Interest rate changes can also produce an unanticipated increase in transfers to separate account (variable) options or surrenders by holders of Sun Life Financial's fixed annuity products, which may force Sun Life Financial to sell investment assets at a loss in order to fund such transfers or surrenders and accelerate recognition of expenses related to the acquisition of fixed annuity products.

Sun Life Financial mitigates the negative impact of interest rate changes through asset/liability management, including duration matching and the management of interest rate options embedded in assets or liabilities. There can be no assurance that management of Sun Life Financial will be able to avoid the negative impact of interest rate changes.

Risks Related to Equity Indexed Products

Sun Life Financial is exposed to certain equity-market related risks associated with its equity-indexed annuity products. These annuities typically provide for the crediting of interest at rates related to the performance of various equity indices. If there is a substantial decline in the applicable index, the attractiveness of equity-indexed annuity and variable annuity products to customers will be diminished, and holders of equity-indexed annuities may seek to surrender their policies prior to the end of the product term. Equity-indexed annuity policies typically provide for early surrender charges and restrictions. An increase in surrenders in such annuities, however, could have an adverse effect on Sun Life Financial. In addition to the risk of surrenders, Sun Life Financial bears the risk that its investment alternatives may not be able to match any increase in crediting rates provided for under its equity-indexed annuity policies.

Guaranteed Minimum Benefits with Respect to Certain Annuities

Certain of Sun Life Financial's variable annuity products sold in the United States and Canada contain guarantees upon death, maturity or annuitization, where the guarantee may vary with, or may be triggered by, the market performance of the underlying funds. Although Sun Life Financial has entered into some reinsurance arrangements with respect to these products, has some hedging programs in place, and has diversified its exposure to market changes in either direction, if a significant adverse market shift is experienced within Sun Life Financial's book of business, these guarantees could have an adverse effect on Sun Life Financial's financial position and results of operations.

Regulatory and Related Matters

Both the wealth management business and the protection business are subject to extensive levels of regulation. Changes in laws or regulations, or in governmental policies, could materially and adversely affect the business and operations of Sun Life Financial.

Sun Life Financial is required to maintain adequate regulatory capital in relation to its operations. Currently, Sun Life Financial's capital ratios are in excess of those required by OSFI. However, a protracted or precipitous decline in the stock markets may require Sun Life Financial to allocate additional capital to support its operations. This, in turn, would have an adverse effect on its capital ratios.

Investment Portfolio

The capital and earnings of Sun Life Financial are affected by, among other things, the investment results, carrying value and levels of allowances for losses on, and write-downs of, Sun Life Financial's investment portfolio. The market value of Sun Life Financial's investments varies depending upon prevailing economic and market conditions, including interest rates and the strength of the stock markets. A pronounced and sustained decline in the Canadian or United States stock markets would reduce the market value of Sun Life Financial's general fund equity portfolio.

Sun Life Financial is also subject to credit risk relating to the uncertainty associated with the continued ability of debtors to make timely payments pursuant to the contractual terms underlying such loans. Although Sun Life Financial's bonds are mostly investment-grade and Sun Life Financial believes that it maintains prudent issuer diversifications, a major economic downturn could result in issuer defaults.

TAX CONSIDERATIONS FOR CLARICA SHAREHOLDERS

Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Clarica, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Transaction to certain holders of Clarica Shares.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative practices of CCRA. The summary takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation. The summary assumes that the Exchangeable Shares will be listed on a prescribed stock exchange. The TSE has conditionally approved the listing of the Exchangeable Shares effective at the time they are issued by Clarica.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the ''mark-to-market rules''). The summary does not take into account the mark-to-market rules, and any Shareholders that are ''financial institutions'' for the purpose of those rules should consult their own tax advisors.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Clarica Shares. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm's length with Clarica and Sun Life, is not affiliated with Clarica or Sun Life and holds his or her Clarica Shares, and will hold his or her Exchangeable Shares and Sun Life Shares, as capital property. Clarica Shares, Exchangeable Shares and Sun Life Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Clarica Shares, Exchangeable Shares or Sun Life Shares might not otherwise qualify as capital property may, in certain circumstances, treat such shares as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

A Shareholder will not realize a capital gain or a capital loss on the automatic exchange of such Shareholder's Clarica Shares for Exchangeable Shares. The adjusted cost base of the Clarica Shares to such Shareholder immediately before the exchange will be the cost to the Shareholder of the Exchangeable Shares acquired on the exchange.

A Shareholder whose Exchangeable Shares are automatically exchanged for Sun Life Shares will be deemed to have disposed of the Exchangeable Shares for proceeds of disposition equal to the aggregate adjusted cost base thereof to such Shareholder immediately before the exchange, and to have acquired the Sun Life Shares received in exchange therefor at a cost equal to such aggregate adjusted cost base, unless the Shareholder chooses to report any portion of the capital gain or capital loss arising on such disposition in computing income for the year of disposition. The cost of the Sun Life Shares so acquired by the Shareholder will be averaged with the adjusted cost base of all other Sun Life Shares held by the Shareholder as capital property immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Sun Life Share held by such Shareholder. On a subsequent disposition of a Sun Life Share, the holder may realize a capital gain or a capital loss. In this regard, the disposition of any fractional Sun Life Share to which a Shareholder might otherwise be entitled in respect of the Transaction will be a taxable disposition. Consequently, a Shareholder who has, by way of example, an adjusted cost base of nil in the Clarica Shares will generally realize a capital gain equal to the amount of cash received in lieu of a fractional Sun Life Share. Where the Shareholder is a corporation, a capital loss realized on the disposition of a Sun Life Share may be reduced by dividends received on such Sun Life Share or on a Clarica Share owned by such Shareholder immediately before the

Closing Time. A similar rule may apply where the Shareholder is a trust or partnership of which a corporation, trust or partnership is a beneficiary or partner.

In the event that there is an Alternative Proposal and Sun Life exercises its rights described under ''Other Terms of the Transaction Agreement — Non-Solicitation — Sun Life's Opportunity to Match'' and, in connection therewith, if it were to be proposed that Shareholders receive a combination of Sun Life Shares and cash in exchange for Clarica Shares then, provided that Sun Life agrees that a fraction of each Clarica Share (the ''Other Fraction'') is exchanged for cash and the remaining fraction of each Clarica Share (the ''Share Fraction'') is exchanged for Sun Life Shares, the tax consequences to the Shareholder of the disposition of the Share Fraction will be generally as described above, and the Shareholder will be considered to have disposed of the Other Fraction for proceeds of disposition equal to the cash received and will realize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are less than) the adjusted cost base to such Shareholder of such Other Fraction immediately before the exchange. For these purposes, the Shareholder's adjusted cost base of a Clarica Share will be allocated between such Shareholder's Share Fraction and Other Fraction on the basis of their relative fair market values immediately before the exchange.

The tax consequences to a Shareholder who exercises his or her Dissent Right in respect of Clarica Shares and whose Clarica Shares are automatically exchanged for Exchangeable Shares, and whose Exchangeable Shares are exchanged for Sun Life Shares, will be generally as described above for Shareholders who do not exercise their Dissent Right. In certain circumstances, however, additional amounts payable by Sun Life may be considered to be interest or other income received by such Shareholder, and Dissenting Shareholders who request that Sun Life arrange for the sale of their Sun Life Shares without payment of fees or commission may be considered to have received a benefit that, in addition to any taxable capital gain realized on such sale, must be included in income.

A Shareholder that is a corporation will generally be required to include in computing its income any dividends received on Sun Life Shares, but normally such dividends will also be deductible in computing its taxable income. A Shareholder that is a ''private corporation'' or a ''subject corporation'' (as such terms are defined in the Tax Act) may be liable to pay the $33\frac{1}{3}\%$ refundable tax under Part IV of the Tax Act on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Shareholder who is an individual, dividends received on Sun Life Shares will be included in computing the Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Exchangeable Shares and Sun Life Shares will be qualified investments for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or a registered education savings plan. Sun Life Shares will not be a prohibited investment for a registered pension plan. Provided that the Exchangeable Shares are listed on a prescribed stock exchange, the Exchangeable Shares will not be a prohibited investment for a registered pension plan. Otherwise, the Exchangeable Shares may be a prohibited investment for certain registered pension plans.

Non-Residents of Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm's length with Clarica and Sun Life, is not affiliated with Clarica or Sun Life, holds his or her Clarica Shares, and will hold his or her Exchangeable Shares and Sun Life Shares, as capital property and does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on business in Canada. Special rules which are not discussed in this summary may apply to a non-resident Shareholder that is an insurer for whom Clarica Shares or Sun Life Shares are ''designated insurance property'' under the Tax Act.

A Shareholder will not realize a capital gain or a capital loss on the automatic exchange of such Shareholder's Clarica Shares for Exchangeable Shares. The adjusted cost base of the Clarica Shares to such Shareholder immediately before the exchange will be the cost to the Shareholder of the Exchangeable Shares acquired on the exchange.

A Shareholder whose Exchangeable Shares are automatically exchanged for Sun Life Shares will be deemed to have disposed of the Exchangeable Shares for proceeds of disposition equal to the aggregate adjusted cost base thereof to such Shareholder immediately before the exchange, and to have acquired the Sun Life Shares received in exchange therefor at a cost equal to such aggregate adjusted cost base, unless the Shareholder chooses to report any portion of the capital gain or capital loss arising on such disposition in computing income for the year of disposition. The cost of the

Sun Life Shares so acquired by the Shareholder will be averaged with the adjusted cost base of all other Sun Life Shares held by the Shareholder as capital property immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Sun Life Share held by such Shareholder. On a subsequent disposition of a Sun Life Share, the holder may realize a capital gain or capital loss. In this regard, the disposition of any fractional Sun Life Share to which a Shareholder might otherwise be entitled in respect of the Transaction will be a taxable disposition. Consequently, a Shareholder who has, by way of example, an adjusted cost base of nil in the Clarica Shares will generally realize a capital gain equal to the amount of cash received in lieu of a fractional Sun Life Share.

In the event that there is an Alternative Proposal and Sun Life exercises its rights described under ''Other Terms of the Transaction Agreement — Non-Solicitation — Sun Life's Opportunity to Match'' and, in connection therewith, if it were to be proposed that Shareholders receive a combination of Sun Life Shares and cash in exchange for Clarica Shares then, provided that Sun Life agrees that a fraction of each Clarica Share (the ''Other Fraction'') is exchanged for cash and the remaining fraction of each Clarica Share (the ''Share Fraction'') is exchanged for Sun Life Shares, the tax consequences to the Shareholder of the disposition of the Share Fraction will be generally as described above, and the Shareholder will be considered to have disposed of the Other Fraction for proceeds of disposition equal to the cash received and will realize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are less than) the adjusted cost base of such Other Fraction immediately before the exchange. For these purposes, the Shareholder's adjusted cost base of a Clarica Share will be allocated between such Shareholder's Share Fraction and Other Fraction on the basis of their relative fair market values immediately before the exchange.

A non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Exchangeable Shares, Other Fractions, Share Fractions or Sun Life Shares unless those shares constitute ''taxable Canadian property'' to the Shareholder. A share listed on a prescribed stock exchange (which includes the TSE and NYSE) generally will not be taxable Canadian property to a non-resident Shareholder unless, at any time during the five-year period immediately preceding the disposition of such share, the non-resident Shareholder, persons with whom the non-resident Shareholder did not deal at arm's length, or the non-resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of the corporation that issued such share. For this purpose, it is CCRA's view that a person will be considered to own any share in respect of which such person has an interest or option or other right to acquire. A Sun Life Share will also be taxable Canadian property to a holder thereof where the Exchangeable Share for which it was exchanged was taxable Canadian property to such holder. If the Exchangeable Shares are not listed on a prescribed stock exchange, the Exchangeable Shares may be taxable Canadian property, in which case certain withholding and remittance obligations could arise for holders of Exchangeable Shares and for Sun Life.

Even if a share is taxable Canadian property to the holder, a taxable capital gain or an allowable capital loss resulting from the disposition thereof will not be included in computing the non-resident Shareholder's income for the purposes of the Tax Act if the share is ''treaty-protected property'' as defined in the Tax Act. Sun Life Shares, Exchangeable Shares, Other Fractions or Cash Fractions owned by a non-resident Shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty to which Canada is a party, be exempt from tax under the Tax Act. In general, the provisions of the Canada-U.S. Income Tax Convention (the ''U.S. Treaty''), by way of example, exempt such gain for persons resident in the United States for purposes of the U.S. Treaty.

The tax consequences to a Shareholder who exercises his or her Dissent Right in respect of Clarica Shares and whose Clarica Shares are automatically exchanged for Exchangeable Shares, and whose Exchangeable Shares are exchanged for Sun Life Shares, will be generally as described above for Shareholders who do not exercise such Dissent Right. In certain circumstances, however, additional amounts payable by Sun Life may be considered to be interest or other income received by such Shareholder, and Dissenting Shareholders who request that Sun Life arrange for the sale of their Sun Life Shares without payment of fees or commission may be considered to have received a benefit that must be included in income. Such interest, other income or benefit may be subject to withholding tax.

Dividends paid to a non-resident on Sun Life Shares will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. By way of example, the rate generally applicable under the U.S. Treaty is 15%.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. No representation with respect to the Canadian federal income tax consequences to any particular Shareholder is made herein. Consequently, Shareholders are urged to seek

independent tax advice in respect of the consequences to them of the Transaction in their particular circumstances.

United States Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP (New York), special U.S. counsel to Clarica (''U.S. Counsel''), the following is a summary of the principal U.S. federal income tax considerations generally applicable to (i) a U.S. Holder (as defined below) of Clarica Shares on the automatic exchange of such U.S. Holder's Clarica Shares for Exchangeable Shares and the automatic exchange of such U.S. Holder's Exchangeable Shares for Sun Life Shares (together, the ''Share Exchange''), (ii) a U.S. Holder in the event that there is an Alternative Proposal, (iii) a dissenting U.S. Holder who exchanges Clarica Shares for Exchangeable Shares and Exchangeable Shares for Sun Life Shares (together, the ''Dissenter's Share Exchange'') and (iv) a U.S. Holder who holds or disposes of Sun Life Shares so acquired. This summary is limited to the U.S. federal income tax consequences applicable to a U.S. Holder who holds such shares as a capital asset. The summary does not address all potentially relevant U.S. federal income tax matters, including the alternative minimum tax, and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, the summary does not cover any state, local or foreign tax consequences.

This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the ''Code''), final, temporary and proposed Treasury Regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, but all of which are subject to change (possibly on a retroactive basis) and to differing interpretations. There can be no assurance that the Internal Revenue Service (the ''IRS'') will not take a contrary view, and no ruling from the IRS has been or will be sought.

The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders of Clarica Shares are advised to consult their own U.S. tax advisors to determine the particular tax consequences to them of the Transaction, and of acquiring, exchanging, holding, or disposing of Exchangeable Shares or Sun Life Shares, including the application and effect of any state, local or foreign tax laws.

As noted herein, a ''U.S. Holder'' includes a citizen or resident alien individual of the United States, a corporation created or organized under the laws of the United States or any political subdivision thereof, or an estate or a trust the income of which is taxable in the United States irrespective of source. A U.S. Holder does not include, and this discussion does not address the tax consequences to, persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons who hold their shares as part of a straddle, a hedge against currency risk, a constructive sale or a conversion transaction, holders whose functional currency is other than the U.S. dollar, persons owning (directly, indirectly or constructively) 10% or more of the voting stock of Clarica or Sun Life, pass-through entities and investors therein, persons who acquired their stock through the exercise of employee stock options or otherwise as compensation, or persons who hold their shares as ordinary assets and not as capital assets.

U.S. Counsel is of the opinion that the Share Exchange will not qualify as a tax-free reorganization for U.S. federal income tax purposes and will therefore constitute a taxable transaction. Each U.S. Holder will recognize capital gain or loss on the Share Exchange in an amount equal to the difference, if any, between (i) the aggregate consideration received by such U.S. Holder pursuant to the Share Exchange (i.e., the aggregate fair market value of Sun Life Shares and any U.S. dollar equivalent of cash received by such U.S. Holder) and (ii) such U.S. Holder's adjusted tax basis in the Clarica Shares exchanged therefor. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Clarica Shares for more than one year at the Closing Date and otherwise will be short-term capital gain or loss. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular taxable year. Corporations generally are taxed at the same rates on capital gains as on ordinary income (with a maximum tax rate of 35%). With certain exceptions, the highest tax rate on long-term capital gains of individuals (or estates or trusts) currently is 20% while the highest tax rate on ordinary income and short-term capital gains of individuals (or estates or trusts) currently is 38.6%. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later taxable years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted or expires. Capital gains or losses recognized by a U.S. Holder on the Share Exchange generally will be treated as arising from U.S. sources.

In the event that there is an Alternative Proposal and Sun Life exercises its rights described under "Other Terms of the Transaction Agreement — Non-Solicitation — Sun Life's Opportunity to Match" and, in connection therewith, if it were to be proposed that Shareholders receive a combination of Sun Life Shares and cash in exchange for Clarica Shares ("Alternative Share Exchange"), U.S. Counsel is of the opinion that the Alternative Share Exchange will not qualify as a tax-free reorganization for U.S. federal income tax purposes and will therefore constitute a taxable transaction, with the tax consequences to U.S. Holders being the same as those described above.

U.S. Counsel is of the opinion that the Dissenter's Share Exchange will not qualify for tax-free treatment for U.S. federal income tax purposes and will therefore constitute a taxable transaction, with the tax consequences to dissenting U.S. Holders being the same as those described above. In certain circumstances, however, additional amounts payable by Sun Life may be considered to be interest or other income received by such U.S. Holder (taxable at ordinary income, rather than capital gain rates).

A U.S. Holder's initial tax basis in the Sun Life Shares acquired pursuant to the Transaction, whether by way of the Share Exchange, Alternative Share Exchange or Dissenter's Share Exchange, will be deemed to be equal to the fair market value thereof on the date on which such shares are acquired, and a U.S. Holder's holding period for such Sun Life Shares will begin on the day after the date on which such shares are acquired.

U.S. Holders receiving distributions (including constructive distributions) with respect to Sun Life Shares will be required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions to the extent that Sun Life has current or accumulated earnings and profits as of the taxable year end of the distributions, without reduction for any Canadian income tax withheld from such distributions. To the extent that distributions exceed current or accumulated earnings and profits of Sun Life, they will be treated first as a return of capital up to the U.S. Holder's adjusted tax basis in the Sun Life Shares, and thereafter as gain from the sale or exchange of such shares. Preferred tax rates for long-term capital gains are applicable to a U.S. Holder who is an individual (or an estate or trust). There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Dividends paid on Sun Life Shares generally will not be eligible for the dividends received deduction provided to corporations.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the disposition of Clarica Shares or the ownership of Sun Life Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during a year. There are significant and complex limitations that apply to the credit. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisors regarding their individual circumstances with respect to foreign tax credit considerations.

For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss upon the sale, exchange or other disposition of Sun Life Shares in the same manner as described above for U.S. Holders with respect to the Share Exchange.

If Sun Life were to be treated as a passive foreign investment company ("PFIC"), U.S. Holders could be subject to higher U.S. federal income taxes with respect to distributions on, or dispositions of, Sun Life Shares than otherwise would apply. A foreign corporation will be classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such foreign corporation. The PFIC rules contain an exception from the "passive income" definition for income derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business. Sun Life has advised U.S. Counsel that, based on the nature of the income, assets and activities of Sun Life, and the manner in which Sun Life plans to operate its business in future years, Sun Life does not expect that it will be classified as a PFIC for any taxable year.

Sun Life Assurance may fall within the definition of a controlled foreign corporation with respect to a portion of its U.S. insurance income under a special rule in the Code for captive insurance companies ("Captive CFCs"). If Sun Life Assurance were a Captive CFC within the meaning of the Code, subject to certain exceptions, U.S. Holders of Sun

Life Shares would have an obligation to report on IRS Form 5471 certain information regarding their indirect ownership of Sun Life Assurance. Sun Life has advised U.S. Counsel that, should this information reporting obligation apply, it would be administratively impracticable for Sun Life to identify all of its U.S. shareholders who would be subject to such reporting obligation, and that Sun Life Assurance's accounting records will not be prepared on a basis that would allow Sun Life to generate the requisite financial information for such shareholders. Sun Life is of the view that, because Sun Life Assurance will pay U.S. income tax on all of its income attributed to its U.S. insurance operations, the information called for by the IRS Form 5471 should have no relevance to the amount of U.S. taxable income reportable by U.S. Holders. It is possible, although in Sun Life's view extremely unlikely, that the IRS would seek to impose a penalty for a U.S. Holder's failure to file a Form 5471 in this circumstance.

Canadian dollars or obligations denominated in Canadian dollars that are received by a U.S. Holder in respect of dividends on Sun Life Shares will have a tax basis equal to their U.S. dollar value on the date of receipt. Canadian dollars or obligations denominated in Canadian dollars that are received by a U.S. Holder in respect of the disposition of Clarica Shares or Sun Life Shares will generally have a tax basis equal to their U.S. dollar value on the date on which the U.S. Holder recognizes a gain or loss with respect to such shares in accordance with the U.S. Holder's method of accounting. A U.S. Holder who does not immediately convert such Canadian dollars or Canadian dollar denominated obligations into U.S. dollars will recognize an exchange gain or loss on the subsequent sale or other disposition of the Canadian dollars in an amount equal to the difference, if any, between the amount realized on such sale or other disposition and such U.S. Holder's adjusted tax basis in the Canadian dollars, and such gain or loss will be characterized as ordinary income or loss.

Distributions received by a U.S. Holder in respect of the Sun Life Shares and proceeds received by a U.S. Holder in respect of the disposition of Clarica Shares or Sun Life Shares may be subject to information reporting and U.S. federal backup withholding at the rate of 30% if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. federal information reporting or certification requirements whenever necessary. Any amounts so withheld will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

GENERAL PROXY INFORMATION

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Clarica to be used at the Special Meeting to be held on March 6, 2002, at 10:00 a.m. (Toronto time) at the Metro Toronto Convention Centre (North Building, Room 106), 255 Front Street West, Toronto, Ontario, and at any and all adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Special Meeting.

Voting Rights, Record Date and Proxy Information

To be used at the Special Meeting, a proxy must be deposited with CIBC Mellon, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or faxed to CIBC Mellon at 416-368-2502, at any time prior to 5:00 p.m. (Toronto time) on March 5, 2002 or, if there is an adjournment or postponement, prior to 5:00 p.m. (Toronto time) on the day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the date of the adjournment or postponement or, in either case, with the Chair or the scrutineers of the Special Meeting at any time prior to the commencement of the Special Meeting (as scheduled or postponed) or such adjournment. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Special Meeting may be waived by the Board in its discretion without notice.

In order to be effective, a form of proxy must be executed by a Shareholder or Voting Policyholder or, in either case, the attorney thereof duly authorized in writing or, if the Shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where a proxy has been executed by an attorney, it must be accompanied by evidence of the attorney's authority.

Only Shareholders of record at the close of business on January 17, 2002 will be entitled to vote, in person or by proxy, at the Special Meeting, except to the extent that a Shareholder has transferred ownership of Clarica Shares after such date and the transferee of such shares establishes ownership thereof and makes a written request to the Corporate Secretary of Clarica, 227 King Street South, Waterloo, Ontario N2J 4C5, not later than the close of business 10 days before the Special Meeting or any adjournment or postponement thereof, to be included in a list of Shareholders entitled to vote at the Special Meeting, in which case the transferee, and not the holder of record on January 17, 2002, will be entitled to vote such Clarica Shares at the Special Meeting.

Only Voting Policyholders of record at the close of business on February 25, 2002 (or, if the Special Meeting is adjourned or postponed, Voting Policyholders of record at the close of business on the tenth day preceding the date to which the Special Meeting is adjourned or postponed) will be entitled to vote, in person or by proxy, at the Special Meeting or such adjourned or postponed Special Meeting.

The only persons entitled to attend the Special Meeting are the Shareholders, the Voting Policyholders, their proxyholders, officers and directors of Clarica and Sun Life, the Chair of the Special Meeting and the professional, legal and financial advisors of each of Clarica, the Strategic Planning Committee, Sun Life and the Chair of the Special Meeting. The Chair of the Special Meeting shall have the discretion to admit any other persons to the Special Meeting.

As of the date hereof, there are 134,270,317 Clarica Shares outstanding and 1,275,656 Voting Policyholders. With respect to each matter properly before the Special Meeting, Shareholders will be entitled to one vote for each Clarica Share registered in the name of such Shareholder with respect to the Transaction Resolution. Each Voting Policyholder will be entitled to one vote with respect to the Transaction Resolution (whether or not that Voting Policyholder holds one or more Clarica participating policies or non-participating policies).

See ''Other Terms of the Transaction Agreement — Conditions to the Transaction Becoming Effective — Shareholder and Voting Policyholder Approval''.

Appointment of Proxy Holders

Shareholders or Voting Policyholders who are unable to be present at the Special Meeting may still vote through the use of a proxy. If you are a Shareholder or a Voting Policyholder and are unable to attend the Special Meeting, you should complete and execute the enclosed form of proxy and deliver it or return it by mail or fax so that it is received by CIBC Mellon by the stated deadline or deposited with the Chair or the scrutineers of the Special Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy by the deadline, you can participate in the Special Meeting through the person or persons named on the form of proxy. The persons named on the enclosed form of proxy will vote ''FOR'' or ''AGAINST'' the Transaction Resolution such number of Clarica Shares or policy votes, as applicable, with respect to which such persons are appointed proxy on the ballot to be cast with respect to the Transaction Resolution in accordance with the instructions of the Shareholders or Voting Policyholders appointing them. **If you do not indicate your voting instructions and the form of proxy is executed in favour of the management appointees named on the form of proxy and deposited as provided in the Notice of Meeting, your voting rights will be voted in favour of the Transaction Resolution.**

The persons named in the enclosed form of proxy are directors or officers of Clarica. Shareholders and Voting Policyholders have the right to appoint a person other than the management appointees designated on the enclosed form of proxy by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, delivering it or returning it by mail or fax so that it is received by CIBC Mellon by the stated deadline or submitting it to the Chair or the scrutineers of the Special Meeting prior to the commencement thereof. A proxy nominee need not be a Shareholder or a Voting Policyholder.

Discretionary Authority of Proxies

The enclosed form of proxy confers discretionary authority upon the management appointees named therein with respect to amendments to or variations of matters identified in the accompanying Notice of Special Meeting and with respect to other matters that may properly come before the Special Meeting. This discretionary authority would include authority to vote in favour of any amended Transaction proposed by Sun Life and recommended by the Board. At the date of this Circular, management of Clarica knows of no such amendments, variations or other matters to come before the Special Meeting. If, however, variations, amendments or other matters which are not now known to management of Clarica should properly come before the Special Meeting, the Clarica Shares or policy votes represented by proxies given to management nominees will be voted on such matters in the discretion of such nominees, absent contrary instructions.

Revocation of Proxies

A Shareholder or Voting Policyholder who has deposited or given a proxy may revoke it at any time before it is exercised. In addition to revocation in any manner permitted by law or by attending the Special Meeting or any adjournment thereof and registering with the scrutineers as a Shareholder or Voting Policyholder present in person, a Shareholder or Voting Policyholder may revoke a proxy by signing a form of proxy bearing a later date and depositing it as provided under "Voting Rights, Record Date and Proxy Information" or by depositing an instrument in writing executed by such person or such person's attorney authorized in writing (a "notice of revocation") and either delivering or faxing the notice of revocation: (i) to Clarica, c/o the offices of CIBC Mellon, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, fax number 416-368-2502, at any time prior to 5:00 p.m. (Toronto time) up to and including the last day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the date of the Special Meeting (as scheduled or postponed) or any adjournment thereof at which the proxy is to be used or, (ii) to the Chair of the Special Meeting prior to the commencement of the Special Meeting (as scheduled or postponed) or any adjournment thereof.

Solicitation of Proxies

The cost of the solicitation of proxies will be paid by Clarica. Clarica will compensate brokers, custodians, nominees and other intermediaries in Canada in accordance with applicable Canadian regulatory requirements related to the forwarding of proxy materials to beneficial owners of securities. Clarica will reimburse brokers, custodians, nominees and other intermediaries outside of Canada for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Clarica Shares. In addition to solicitation by mail, officers, directors and regular employees of Clarica may, without additional compensation, solicit proxies personally or by telephone.

Clarica has retained the services of TD Securities to form and manage a soliciting dealer group to solicit proxies on behalf of management of Clarica from Shareholders in respect of the Special Meeting. The soliciting dealer group, including TD Securities, will be paid a solicitation fee for each vote in favour of the Transaction Resolution by a Shareholder solicited by a member of the soliciting dealer group on the basis of $0.25 for each favourable vote, subject to a minimum fee of $85.00 and a maximum fee of $1,500.00, provided that no fee will be payable in respect of any vote solicited from a beneficial holder of fewer than 200 Clarica Shares. In addition, no proxy solicitation fees will be paid in respect of Clarica Shares beneficially owned by Sun Life. In addition, Clarica has also agreed to reimburse TD Securities for reasonable out-of-pocket expenses incurred in connection with the solicitation of proxies and to indemnify TD Securities in certain circumstances. It is not possible at the date hereof to estimate the total solicitation fees that will be incurred as a result of implementing these proxy solicitation arrangements.

LEGAL MATTERS

Certain legal matters in connection with the Transaction will be passed upon by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York on behalf of Clarica. As at the date of this Circular, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of the outstanding Clarica Shares. Certain legal matters in connection with the Transaction will be passed upon by Torys LLP, Toronto, Ontario on behalf of Sun Life. As at the date of this Circular, partners and associates of Torys LLP own beneficially, directly or indirectly, less than 1% of the outstanding Sun Life Shares.

APPROVAL OF CLARICA

The contents and mailing to Shareholders and Voting Policyholders of this Circular have been approved by the Board.

Mary E. Duncan
Senior Vice-President, General Counsel and Corporate Secretary

Waterloo, Ontario
January 11, 2002

SCHEDULE A

TRANSACTION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amendments to the by-laws of the Company attached as Appendix 1 to Schedule A to the Circular whereby:

   (a) a new class of Exchangeable Shares of the Company will be created, each of which will be exchangeable for that number of Sun Life Shares (i) as is equal to the Exchange Ratio, in the case of Exchangeable Shares that are not Dissent Shares and (ii) as is to be determined in accordance with the Dissent Rights Agreement, in the case of Exchangeable Shares that are Dissent Shares;

   (b) the terms of the common shares of the Company (the ''Clarica Shares'') will be amended to provide that each outstanding Clarica Share, other than those held by Sun Life or its subsidiaries as general fund assets, will be automatically changed into one Exchangeable Share at the Effective Time (as defined in the attached Appendix 1); and

   (c) the Exchangeable Shares will be automatically exchanged for Sun Life Shares in accordance with their terms,

   are hereby approved and confirmed;

2. the waiver by the Company at the Effective Time of the application of section 3.1 of the shareholder rights plan of the Company (established pursuant to the shareholder rights plan agreement dated as of April 27, 2000 between the Company and CIBC Mellon Trust Company) to the transaction contemplated by the by-law amendments set out in Appendix 1 hereto is hereby consented to and approved; and

3. any one director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other action as he or she may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

The directors of the Company may, without further approval of the shareholders or policyholders of the Company, revoke this special resolution in the event that the Transaction Agreement is terminated in accordance with its terms or the transactions contemplated by the Transaction Agreement do not proceed by way of the amendment of the by-laws of the Company in accordance with the terms of the Transaction Agreement.

Defined terms used but not defined in this special resolution have the meaning given to them in Schedule I to the attached Appendix 1.

APPENDIX 1

AMENDMENT TO CLARICA BY-LAWS

BY-LAW NO. 5

In this By-Law No. 5, ''Company'' means Clarica Life Insurance Company.

By-Law No. 3 of the Company is hereby amended:

1. by deleting therefrom the following:

   ''The Company shall have Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares and common shares as more particularly set out in Schedules A to H inclusive.'';

2. by replacing the deleted text with the following:

   ''The Company shall have Class A Shares, Class B Shares, Class C Shares, Class D Shares, Class E Shares, Class F Shares, Class G Shares, common shares and Exchangeable Shares as more particularly set out in Schedules A to I inclusive.

   Effective at 8:00 a.m. (Toronto time) on the third business day (being a day other than a Saturday, Sunday or statutory holiday in Ontario) after all required approvals to the closing of the Transaction (as defined in the transaction agreement made between the Company and Sun Life Financial Services of Canada Inc. (''Sun Life'') and dated December 17, 2001, as the same may be amended from time to time) have been obtained, or at such earlier or later time and/or date as the Company and Sun Life may agree in writing (in either case, the ''Effective Time''), and provided that all conditions to the closing of the Transaction have been satisfied or waived at the Effective Time, then:

   (i) each outstanding common share not then beneficially owned by Sun Life or any of its subsidiaries as general fund assets shall be changed into one Exchangeable Share of the Company having the rights, privileges, restrictions and conditions set forth in Schedule I without further action by the holders thereof or by the Company; and

   (ii) immediately thereafter (such time, the ''Automatic Exchange Time''), the Automatic Exchange (as defined in such Schedule I) shall occur.''; and

3. by appending to By-Law No. 3 the Schedule I attached to this By-Law No. 5.

Provided that the foregoing amendments to By-Law No. 3 of the Company have been approved by the shareholders and policyholders of the Company in the manner and to the extent required by the *Insurance Companies Act* (Canada), such amendments shall become effective immediately prior to the Effective Time (as defined in paragraph 2 above).

SCHEDULE I

EXCHANGEABLE SHARES

There shall be a class of shares of the Company designated as "Exchangeable Shares" of which the number authorized for issuance from time to time shall be unlimited. The Exchangeable Shares shall have attached thereto the following rights, privileges, restrictions and conditions (collectively, the "Exchangeable Share Provisions"):

1. Interpretation

1.1 Definitions

The following words and phrases whenever used in the Exchangeable Share Provisions shall have the following meanings, unless the context indicates otherwise:

(a) "Act" means the *Insurance Companies Act* (Canada), as amended;

(b) "Automatic Exchange" means the automatic exchange of (i) Exchangeable Shares that are not Dissent Shares for Sun Life Shares pursuant to section 5.1(a) hereof and (ii) Exchangeable Shares that are Dissent Shares for Sun Life Shares pursuant to section 5.1(b) hereof;

(c) "Automatic Exchange Time" means the time specified in By-Law No. 3 of the Company, as amended by By-Laws No. 4 and 5 of the Company;

(d) "business day" means a day which is not a Saturday, Sunday or statutory holiday in Ontario;

(e) "common shares" means common shares in the capital of the Company;

(f) "Current Market Price" at any date shall mean the weighted average price per share at which Sun Life Shares have traded on The Toronto Stock Exchange (or, if the Sun Life Shares are not listed on The Toronto Stock Exchange, on such stock exchange on which such shares are listed as may be selected for that purpose by the directors of the Company) during the 20 consecutive trading days ending on a date not earlier than the third day preceding the Automatic Exchange. The weighted average price shall be determined by dividing the aggregate sale price of all Sun Life Shares sold on the said exchange, during the said 20 consecutive trading days, by the total number of Sun Life Shares so sold;

(g) "Depositary" means CIBC Mellon Trust Company;

(h) "Dissent Rights Agreement" means the dissent rights agreement made between the Company, Sun Life and each registered holder of common shares who dissented in respect of the special resolution of the holders of common shares and voting policyholders of the Company approving, among other things, By-Law No. 5 of the Company;

(i) "Dissent Share" means an Exchangeable Share issued at the Effective Time (as defined in By-Law No. 3 of the Company, as amended by By-Law No. 5 of the Company) to a person who was at the Effective Time a Dissenting Shareholder (as defined in the Dissent Rights Agreement) in respect of the common share for which such Exchangeable Share was issued;

(j) "Exchange Ratio" means 1.5135 Sun Life Shares for each Exchangeable Share, as the same may be adjusted pursuant to section 6 hereof;

(k) "holder" means the registered holder from time to time of an Exchangeable Share;

(l) "Sun Life" means Sun Life Financial Services of Canada Inc., a corporation existing under the Act, and includes any successor corporation thereof;

(m) "Sun Life Convertible Security" means any security convertible into, exchangeable or exercisable for, or otherwise carrying the right to acquire Sun Life Shares, including rights, options or warrants to acquire Sun Life Shares;

(n) "Sun Life Shares" means common shares in the capital of Sun Life, and includes any shares, securities or other property substituted therefor as contemplated by section 6 hereof; and

(o) "Transaction Agreement" means the transaction agreement made between the Company and Sun Life and dated December 17, 2001, as the same may be amended from time to time.

1.2 Non-Business Day

If any day on which or by which any other action is required to be taken hereunder is not a business day, then such action shall be required to be taken on the next succeeding day that is a business day.

1.3 Herein, Hereto, etc.

The words "herein", "hereto", "hereof" and similar words refer, unless the context clearly indicates the contrary, to the whole of the Exchangeable Share Provisions and not to any particular Article, section, subsection, clause or paragraph thereof.

1.4 Number and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

2. Dividends

2.1 Ranking

The Exchangeable Shares shall rank junior to the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares and any other shares of the Company which by their terms rank senior to the Exchangeable Shares and shall rank equally with the Class F Shares, the Class G Shares, the common shares and any other shares of the Company which by their terms rank equally with the Exchangeable Shares with respect to priority in the payment of dividends.

2.2 Dividends

Subject to the prior rights of the holders of the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares and any other shares of the Company which by their terms rank senior to the Exchangeable Shares with respect to priority in the payment of dividends, the holders of Exchangeable Shares shall be entitled to receive dividends as and when declared by the board of directors of the Company out of the moneys properly applicable to the payment of dividends.

3. Rights on Dissolution, Etc.

3.1 Ranking

The Exchangeable Shares shall rank junior to the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares and any other shares of the Company which by their terms rank senior to the Exchangeable Shares and shall rank equally with the Class F Shares, the Class G Shares, the common shares and any other shares of the Company which by their terms rank equally with the Exchangeable Shares with respect to priority in the distribution of assets of the Company in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Company for the purpose of winding up its affairs, whether voluntary or involuntary.

3.2 Entitlement on Dissolution Etc.

Subject to the prior rights of the holders of the Class A Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Class E Shares and any other shares ranking senior to the Exchangeable Shares with respect to priority in the distribution of assets of the Company in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Company for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of Exchangeable Shares shall be entitled to share proportionately with holders of Class F Shares, Class G Shares and common shares and any other shares of the Company which by their terms rank equally with the Exchangeable Shares in the distribution of the remaining assets of the Company in such event.

4. Voting

The holders of the Exchangeable Shares shall not be entitled as such (except as provided in the Act) to receive notice of or to attend or vote at any meeting of the shareholders or the shareholders and policyholders of the Company.

5. Exchange; Dissent Shares

5.1 Automatic Exchange

Each Exchangeable Share shall be transferred automatically to Sun Life at the Automatic Exchange Time in exchange for:

(a) where such Exchangeable Share is not a Dissent Share, that number of Sun Life Shares equal to the Exchange Ratio, as the same may have been adjusted pursuant to section 6 hereof; or

(b) where such Exchangeable Share is a Dissent Share, that number of Sun Life Shares as is to be determined in accordance with the Dissent Rights Agreement,

in each case without further action by the holders thereof, by the Company or by Sun Life.

5.2 Settlement on Exchange

(a) Subject to paragraph (c) below, at the Automatic Exchange Time and upon the occurrence of the Automatic Exchange, the Sun Life Shares deposited with the Depositary shall be held by the Depositary for the benefit of the former holders of Exchangeable Shares (other than Dissent Shares) entitled thereto.

(b) At the Automatic Exchange Time, the Company, on behalf of all former holders of Exchangeable Shares, shall issue, or shall cause its transfer agent to issue, to Sun Life a certificate representing all the Exchangeable Shares transferred to Sun Life, and each such former holder is hereby deemed to have authorized the issuance of such certificate on its behalf in respect of its proportionate interest in such certificate.

(c) Each former holder of an Exchangeable Share that is not a Dissent Share entitled to a fractional interest in a Sun Life Share upon the Automatic Exchange shall receive in lieu of such fractional interest a cash payment equal to such holder's proportionate share of the proceeds (after deducting fees and expenses) received by the Depositary on the sale of whole Sun Life Shares representing the accumulation of all fractional interests in Sun Life Shares to which all such persons would otherwise be entitled. The Depositary will arrange to sell such Sun Life Shares on The Toronto Stock Exchange on behalf of such holders as soon as is reasonably practicable after the Automatic Exchange Time. The aggregate proceeds (after deducting fees and expenses) of such sale will be distributed by the Depositary, proportionately in relation to the respective fractions, among the persons otherwise entitled to receive fractional interests in Sun Life Shares. No person otherwise entitled to receive a fractional interest in Sun Life Shares shall be entitled in respect of such fractional interest to any voting rights, rights to dividends or other distributions or other rights as a holder of Sun Life Shares.

(d) From and after the Automatic Exchange Time, a holder of Exchangeable Shares that are Dissent Shares shall cease to have any rights as a holder of Exchangeable Shares and shall have only those rights as are set forth in the Dissent Rights Agreement.

6. Adjustment of Exchange Ratio

6.1 Sun Life Share Reorganizations

If and whenever at any time on or after December 17, 2001 and prior to the Automatic Exchange Time Sun Life shall:

(a) issue Sun Life Shares or Sun Life Convertible Securities to all or substantially all the holders of the Sun Life Shares as a stock dividend or otherwise;

(b) subdivide its outstanding Sun Life Shares into a greater number of shares; or

(c) consolidate its outstanding Sun Life Shares into a smaller number of shares, (any such events being called a "Sun Life Share Reorganization"), the Exchange Ratio shall be adjusted effective immediately after the effective date or record date, as the case may be, on which the holders of Sun Life Shares are determined for the purpose of the Sun Life Share Reorganization by multiplying the Exchange Ratio in effect immediately prior to such effective date or record date by a fraction, the denominator of which shall be the number of Sun Life Shares outstanding on such effective date or record date before giving effect to such Sun Life Share Reorganization and the numerator of which shall be the number of Sun Life Shares outstanding immediately after giving effect to such Sun Life Share Reorganization (including, in the case where Sun Life Convertible Securities are distributed, the number of Sun Life Shares that would have been outstanding had such Sun Life Convertible Securities been exchanged or exercised for or converted into Sun Life Shares on such effective date or record date).

6.2 Rights Offerings

If and whenever at any time on or after December 17, 2001 and prior to the Automatic Exchange Time Sun Life shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of the Sun Life Shares under which such holders are entitled, during a specified period (the "Rights Period"), to subscribe for or purchase Sun Life Shares ("Sun Life Rights") or Sun Life Convertible Securities ("Sun Life Convertible Rights") at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of Sun Life Convertible Securities issuable pursuant to the exercise of the Sun Life Convertible Rights) of less than 95% of the Current Market Price on the record date for such issue (any of such events being called a "Rights Offering"), the Exchange Ratio shall be adjusted effective immediately after the end of the Rights Period by multiplying the Exchange Ratio in effect immediately prior to the end of the Rights Period by a fraction:

(a) the denominator of which shall be the aggregate of:

  (i) the number of Sun Life Shares outstanding as of the record date for the Rights Offering; and

  (ii) a number determined by dividing: (A) either: (I) in the case of Sun Life Rights, the product of the number of Sun Life Shares issued or subscribed for during the Rights Period upon the exercise of the Sun Life Rights and the price at which such Sun Life Shares were so issued or subscribed for; or (II) in the case of Sun Life Convertible Rights, the product of the exchange, exercise or conversion price of the Sun Life Convertible Securities during the Rights Period and the number of Sun Life Shares which would be issued if the Sun Life Convertible Securities issued or subscribed for under the Rights Offering were converted into or exchanged or exercised for Sun Life Shares during the Rights Period; by (B) the Current Market Price as of the record date for the Rights Offering; and

(b) the numerator of which shall be the aggregate of:

  (i) the number of Sun Life Shares outstanding as of the record date for the Rights Offering; and

  (ii) either: (A) in the case of Sun Life Rights, the number of Sun Life Shares issued or subscribed for during the Rights Period upon the exercise of the Sun Life Rights; or (B) in the case of Sun Life Convertible Rights, the number of Sun Life Shares which would be issued if the Sun Life Convertible Securities issued or subscribed for under the Rights Offering were converted into or exchanged for Sun Life Shares during the Rights Period,

provided that no adjustment shall be made if the result thereof would be to decrease the Exchange Ratio in effect immediately prior to such record date. For the purposes of this section 6.2, the price at which Sun Life Shares are issued or subscribed for pursuant to a Sun Life Right shall include any consideration paid or payable to Sun Life to acquire the Sun Life Right and upon the exercise of the Sun Life Right and the exchange, exercise or conversion price of a Sun Life Convertible Security shall include any consideration paid or payable to Sun Life to acquire the Sun Life Convertible Right and upon the exercise of the Sun Life Convertible Right and the Sun Life Convertible Security.

6.3 Special Distributions

If and whenever at any time on or after December 17, 2001 and prior to the Automatic Exchange Time Sun Life shall fix a record date for the issue or the distribution to all or substantially all the holders of the Sun Life Shares of: (a) securities of Sun Life; (b) evidences of Sun Life's indebtedness; or (c) any cash, property or other assets, and if and to the extent that, in any such case, such issuance or distribution does not constitute (i) a Sun Life Share

Reorganization, (ii) a Rights Offering, (iii) an issuance or distribution which Sun Life is permitted to make without the consent of the Company pursuant to the terms of the Transaction Agreement, or (iv) an issuance or distribution which Sun Life is permitted to make only with the prior written consent of the Company pursuant to the Transaction Agreement, to which the Company has so consented, and in respect of which the board of directors of the Company has determined that no adjustment under this Section 6.3 is required (any of such non-excluded events being herein called a "Special Distribution"), the Exchange Ratio shall be adjusted effective immediately after such record date by multiplying the Exchange Ratio in effect on such record date by a fraction:

(a) the denominator of which shall be:

   (i) the product of the number of Sun Life Shares outstanding on such record date and the Current Market Price on such record date; less

   (ii) the fair market value, as determined by agreement of the Company and Sun Life, to the holders of Sun Life Shares of such securities, evidences of indebtedness or property or other assets so issued or distributed in the Special Distribution and which shall be net of any consideration paid therefor by the holders of Sun Life Shares; and

(b) the numerator of which shall be the number of Sun Life Shares outstanding on such record date multiplied by the Current Market Price on such record date;

provided that no such adjustment shall be made if the result thereof would be to decrease the Exchange Ratio in effect immediately prior to such record date.

6.4 Capital Reorganizations

If and whenever at any time on or after December 17, 2001 and prior to the Automatic Exchange Time there shall be a reclassification of Sun Life Shares at any time outstanding or a change of the Sun Life Shares into other shares or into other securities (other than a Sun Life Share Reorganization), or a consolidation, amalgamation or merger of Sun Life with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Sun Life Shares or a change of the Sun Life Shares into other shares), or a transfer of all or substantially all of the undertaking, property or assets of Sun Life to another corporation or entity (other than a transfer to one or more wholly-owned direct or indirect subsidiaries of Sun Life) (any of such events being herein called a "Capital Reorganization"), each holder of Exchangeable Shares shall be entitled to receive, and shall accept, in lieu of the number of Sun Life Shares to which such holder was theretofore entitled upon such Automatic Exchange, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder of Exchangeable Shares had been the registered holder of the number of Sun Life Shares to which such holder was theretofore entitled upon such Automatic Exchange.

6.5 Rules and Procedures for Adjustment to Exchange Ratio

The following rules and procedures shall be applicable to the changes or adjustments of the Exchange Ratio made pursuant hereto:

(a) the adjustments in the Exchange Ratio provided for herein are cumulative, and shall be computed to the nearest 1/100th; no adjustment in the Exchange Ratio shall be required unless a change of at least 1% of the then prevailing Exchange Ratio would result; provided, however, that any adjustment which, except for the provisions of this section 6.5(a), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(b) in the absence of a resolution of the directors of Sun Life fixing a record date for a Special Distribution or a Rights Offering, Sun Life shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected; and

(c) if Sun Life shall set a record date to determine the holders of the Sun Life Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights or shall enter into an agreement, arrangement or understanding or make a proposal to issue Sun Life Shares or Sun Life Convertible Securities and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights or the issuance of such Sun Life Shares or Sun Life Convertible Securities, as the case may be, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights or to issue such securities, then no adjustment in the Exchange Ratio shall be required by reason of the setting of such record date or the entering into of such agreement, arrangement or understanding or the making of such proposal.

7. Conversion

7.1 Conversion Right

The Exchangeable Shares shall be convertible into common shares at the option of the holder at any time and from time to time after the occurrence of the Automatic Exchange on the basis of one common share for each Exchangeable Share converted.

7.2 Conversion Procedure

The conversion right provided for in Section 7.1 may be exercised by notice in writing given to the Company at its registered office or to CIBC Mellon at its principal office in Toronto accompanied by the certificate or certificates representing the Exchangeable Shares in respect of which such conversion right is being exercised. Such notice shall be signed by such holder or his duly authorized attorney or agent and shall specify the number of Exchangeable Shares which the holder desires to have converted. If less than all the Exchangeable Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate representing the Exchangeable Shares represented by the surrendered certificate or certificates which are not to be converted.

SCHEDULE B

GOLDMAN SACHS FAIRNESS OPINION

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

Goldman Sachs

PERSONAL AND CONFIDENTIAL

December 17, 2001

Board of Directors
Clarica Life Insurance Company
227 King Street South
Waterloo, Ontario
Canada N2J 4C5

To the Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Sun Life Financial Services of Canada Inc. (''Sun Life'') and its affiliates) of the outstanding common shares (the ''Shares'') of Clarica Life Insurance Company (the ''Company'') of the Exchange Ratio (as defined below) pursuant to the Transaction Agreement, dated as of December 17, 2001 (the ''Transaction Agreement''), between Sun Life and the Company. The Transaction Agreement provides for a Transaction (as defined in the Transaction Agreement) pursuant to which, at the Closing Time (as defined in the Transaction Agreement), (i) each outstanding Share will be changed into one share of a new series of non-voting shares of the Company (an ''Exchangeable Share'') and (ii) each Exchangeable Share will thereafter be exchanged for 1.5135 common shares of Sun Life (the ''Sun Life Common Shares'') (the ''Exchange Ratio'').

This opinion is provided pursuant to our engagement by the Board of Directors of the Company (the ''Board'') to provide financial advice to the Board, including our opinion as to the fairness from a financial point of view to the holders of the outstanding Shares of the Exchange Ratio pursuant to the Transaction Agreement. We have not been engaged to prepare and have not prepared a valuation or appraisal of the Company or any of its assets or liabilities and our opinion should not be construed as such.

Credentials of Goldman, Sachs & Co.

Goldman, Sachs & Co. (''Goldman Sachs'') is an international investment banking firm, with operations in corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as financial advisor to the Company in connection with its demutualization in July 1999 and as global bookrunner in connection with its initial public offering of Shares in conjunction therewith, having acted as financial advisor to the Company in connection with its acquisition of Metropolitan Life Insurance Company of Canada in March 1998, having acted as lead underwriter of a public offering of $250 million aggregate principal amount of the Company's 5.8% Debentures due 2013 in June 1998, having acted as lead underwriter of a public debt offering of $150 million aggregate principal amount of the Company's 6.3% Debentures due 2018 in June 1998, having acted as dealer-manager to the Company in connection with its tender offer for $188 million aggregate principal amount of 7.25% Subordinated Guaranteed Bonds due 2004 in June 2000, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Transaction Agreement. We also have provided certain investment banking services to Sun Life from time to time, including having acted as co-manager in connection with its initial public offering of Sun Life Common Shares in March 2000. In addition, Goldman Sachs may provide investment banking services to Sun Life and its subsidiaries in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Sun Life for its own account and for the accounts of customers.

Scope of Review

In connection with this opinion, we have reviewed and relied upon, among other things, the Transaction Agreement; Annual Reports to Shareholders and Annual Information Forms of the Company and Sun Life for the two years ended December 31, 2000 and the year ended December 31, 2000, respectively; certain unaudited interim financial statements of the Company and Sun Life; the Prospectus of the Company with respect to the initial public offering of Shares dated July 14, 1999; the Prospectus of Sun Life with respect to the initial public offering of Sun Life Common Shares dated March 23, 2000; certain other communications from the Company and Sun Life to their respective shareholders; the Reports of the Appointed Actuaries of each of the Company and Sun Life for each of the three years ended December 31, 2000 (the "Actuarial Reports"); and certain internal financial information, analyses and forecasts for the Company and Sun Life prepared by their respective managements, including certain cost savings and operating synergies projected to result from the transaction contemplated by the Transaction Agreement that have been prepared by Sun Life and reviewed by the Company (the "Synergies"). We also have held discussions with members of the senior management of the Company and Sun Life regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Transaction Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and Sun Life Common Shares, compared certain financial and stock market information for the Company and Sun Life with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the life insurance industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

Assumptions and Limitations

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the managements of the Company and Sun Life (including the Synergies) have been reasonably prepared reflecting the best currently available judgments of the Company and Sun Life and that the Synergies will be realized in the amounts and time periods contemplated thereby. Senior management of the Company has represented to us, in a letter of representation delivered as at the date hereof, among other things, that the information, data, advice and other material (the "Information") provided to us by or on behalf of the Company is complete, true and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition of the Company or in its assets, liabilities (contingent or otherwise), business operations or prospects and no material change has occurred in the Information or any part thereof that has had or could reasonably be expected to have a material effect on the opinion expressed herein. We are not actuaries and our services did not include actuarial determinations or evaluations by us or any attempt to evaluate actuarial assumptions. We have relied, with your consent, upon the Company's internal actuaries with respect to the reserve adequacy of Sun Life and the Company and, in that regard, we have made no analysis of, and express no opinion as to, the adequacy of such insurance reserves. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including the reserves) of the Company or Sun Life and we have not been furnished with any such evaluation or appraisal, other than the Actuarial Reports on which we have relied for actuarial information. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Transaction Agreement will be obtained without any adverse effect on the Company or Sun Life or on the expected benefits of the transaction contemplated by the Transaction Agreement. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares or Company voting policyholder should vote with respect to the Transaction.

This opinion is rendered only as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Company. Our analyses and the preparation of this opinion include assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

Conclusion

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Transaction Agreement is fair from a financial point of view to the holders of Shares (other than Sun Life and its affiliates).

Very truly yours,

(GOLDMAN, SACHS & CO.)

SCHEDULE C

TD SECURITIES FAIRNESS OPINION

TD Securities

TD Securities Inc.
TD Tower
66 Wellington Street West, 8th Floor
Toronto, Ontario M5K 1A2

December 17, 2001

The Board of Directors
Clarica Life Insurance Company
King Street South
Waterloo, Ontario
N2J 4C5

To the Board of Directors:

TD Securities Inc. (''TD Securities'') understands that Clarica Life Insurance Company (''Clarica'') and Sun Life Financial Services of Canada Inc. (''Sun Life'') have entered into a Transaction Agreement dated December 17, 2001 (the ''Transaction Agreement'') which provides for a Transaction (as defined in the Transaction Agreement) pursuant to which, at the Closing Time (as defined in the Transaction Agreement), (i) each outstanding common share of Clarica (a ''Share'') will be changed into one exchangeable non-voting share of Clarica (an ''Exchangeable Share'') and (ii) each Exchangeable Share will thereafter be exchanged for 1.5135 common shares of Sun Life (the ''Consideration'').

Engagement

Clarica retained TD Securities pursuant to an agreement dated February 1, 2001 (the ''Engagement Agreement''). TD Securities provided financial advisory services to Clarica and its Board of Directors (the ''Board'') in connection with the Transaction including the preparation of and delivery to the Board of TD Securities' opinion (the ''Fairness Opinion'') as to the fairness of the Consideration, from a financial point of view, to the holders of the Shares, other than Sun Life and its affiliates (the ''Shareholders''). The Fairness Opinion is being provided to Clarica under the terms of the Engagement Agreement. TD Securities was not engaged to provide (and has not provided) a valuation of Clarica or Sun Life or any of their respective assets or liabilities and the Fairness Opinion should not be construed as such.

The Engagement Agreement provides for TD Securities to receive from Clarica, for the various financial advisory services to be provided, monthly work fees and a success fee upon closing of a transaction, as well as reimbursement of all reasonable out-of-pocket expenses. Clarica has agreed to indemnify TD Securities from and against certain costs and liabilities arising directly or indirectly out of the performance of professional services rendered to Clarica by TD Securities and its personnel under the Engagement Agreement or otherwise.

Credentials of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Clarica, Sun Life or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to Clarica, Sun Life or the Transaction.

Scope of Review

In connection with the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. the Transaction Agreement;
2. audited financial statements of Clarica for each of the years ended December 31, 1999 and 2000;
3. audited financial statements of Sun Life for the year ended December 31, 2000;
4. unaudited interim financial statements of Clarica and Sun Life for the three month periods ended March 31, 2001, June 30, 2001 and September 30, 2001;
5. annual reports and annual information forms of Clarica for each of the years ended December 31, 1999 and 2000;
6. annual report and annual information form of Sun Life for the year ended December 31, 2000;
7. notices of annual meetings of shareholders and management information circulars of Clarica for each of the years ended December 31, 1999 and 2000;
8. notice of annual meetings of shareholders and management information circular of Sun Life for the year ended December 31, 2000;
9. unaudited projected operating and financial statements for Clarica prepared by management of Clarica for the years ending December 31, 2001, through December 31, 2004 and other non-public information concerning Clarica;
10. Initial Public Offering prospectus of Clarica dated July 14, 1999, and Initial Public Offering and Secondary Offering prospectus of Sun Life dated March 23, 2000;
11. discussions with senior management of Clarica with respect to the information referred to above, management's review of the financial condition, assets, liabilities, reserves, business operations and prospects of Sun Life and other issues deemed relevant including the insurance industry, Clarica's competitive position and long-term prospects in each relevant jurisdiction, the Transaction, and Clarica's prospects if the Transaction is not successful;
12. discussions with senior management of Sun Life and its major operating subsidiaries and a review of certain non-public information concerning Sun Life and its major operating subsidiaries, their respective operations, financial position and prospects and certain cost savings and operating synergies projected by Sun Life to result from the Transaction;
13. representations contained in a certificate dated as of December 17, 2001 from senior officers of Clarica;

14. discussions with Clarica's legal counsel;

15. discussions with members of the Board;

16. various research publications prepared by equity research analysts regarding the insurance industry, Clarica, Sun Life, and other selected public companies considered relevant;

17. public information relating to the business, operations, financial performance and stock trading history of Clarica, Sun Life, and other selected public companies considered relevant;

18. public information with respect to certain other transactions of a comparable nature considered relevant; and

19. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Clarica to any information requested by TD Securities.

General Assumptions and Limitations

With Clarica's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by Clarica and its personnel, advisors, or otherwise, including the certificate identified below (collectively, the ''Information''). The Fairness Opinion is conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information. TD Securities has also relied upon Clarica's internal actuaries with respect to the reserve adequacy of Sun Life and Clarica. TD Securities is not an actuary and it has not attempted to evaluate actuarial assumptions and has made no analysis of, and expresses no opinion as to, the adequacy of such insurance reserves.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of Clarica or Sun Life as the case may be, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

Senior officers of Clarica have represented to TD Securities in a certificate dated December 17, 2001, among other things, that (i) Clarica has no information or knowledge of any facts not provided to TD Securities which would reasonably be expected to affect the Fairness Opinion; (ii) the information and data provided to TD Securities by or on behalf of Clarica in respect of Clarica or its subsidiaries or the Transaction for the purposes of preparing the Fairness Opinion was, at the date provided to TD Securities, and is complete, true and correct in all material respects and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make such information and data not misleading in light of the circumstances under which it was provided; (iii) since the dates on which any of the information and data identified in subparagraph (ii) above was provided to TD Securities there has been no material change, financial or otherwise, in the financial condition, assets, liabilities, business, operations or prospects of Clarica or any of its subsidiaries and no material change has occurred in such information and data which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (iv) any portions of the information and data provided to TD Securities which constitute projections or forecasts reflect the assumptions disclosed therein and management of Clarica believes such assumptions to be reasonable; (v) there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to Clarica or any of its subsidiaries or any of their respective securities or material assets or liabilities prepared within the preceding two years which have not been provided to TD Securities; (vi) there have been no offers for material properties or assets, or the securities, of Clarica or any of its subsidiaries and no negotiations have occurred relating to any such offer within the preceding two years which have not been disclosed to TD Securities and (vii) in the course of Clarica's review of the financial condition, assets, liabilities, reserves, business operations and prospects of Sun Life, nothing came to the attention of Clarica which would reasonably be expected to affect the Fairness Opinion or the decision of Clarica to proceed with the Transaction.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all conditions precedent to the completion of the Transaction can be satisfied in due course; all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse condition or qualification; the procedures being followed to implement the Transaction are valid and effective; the information circular to be prepared by Clarica will be distributed to the shareholders of Clarica in accordance with the applicable laws; and the disclosure in such circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, Clarica or Sun Life.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation as to how any Shareholder should vote with respect to the Transaction. The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of TD Securities. The Fairness Opinion is rendered as of December 17, 2001 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Clarica and Sun Life as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Fairness Opinion after such date.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. TD Securities is not opining as to the market value or the prices at which any of the securities of Clarica or Sun Life may trade at any time.

Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

SCHEDULE D

UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS OF SUN LIFE

COMPILATION REPORT

To the Board of Directors of Sun Life Financial Services of Canada Inc. and
the Board of Directors of Clarica Life Insurance Company

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Sun Life Financial Services of Canada Inc. as at September 30, 2001, and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000, which have been prepared for inclusion in the Proxy Circular of Clarica Life Insurance Company dated January 11, 2002. In our opinion, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations have been properly compiled to give effect to the transactions and assumptions described in the notes thereto.

Toronto, Canada
January 11, 2002

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON CANADIAN AND UNITED STATES REPORTING DIFFERENCES

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application in the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

Toronto, Canada
January 11, 2002

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Sun Life Financial Services of Canada Inc.

Pro Forma Consolidated Balance Sheet
As at September 30, 2001
(Unaudited)
(in millions of Canadian dollars)

	Sun Life after giving effect to the acquisition of Keyport and IFMG (Note 3)									
	Sun Life	Keyport	IFMG	Adjustments	Note Ref.	Adjusted Sun Life	Clarica	Adjustments	Note Ref.	Pro Forma Consolidated
Assets										
Bonds	28,604	18,709	—	—		47,313	14,591	867	2(b)(i)	62,771
Mortgages	11,035	12	—	—		11,047	7,457	511	2(b)(i)	19,015
Stocks	4,583	123	—	—		4,706	2,218	(525)	2(a)(ii)	6,128
								(271)	2(b)(i)	
Real estate	2,337	—	—	—		2,337	861	165	2(b)(i)	3,363
Cash, cash equivalents and short-term securities	4,486	3,115	35	(1,329)	3(a)(i)	6,307	2,838	(59)	2(a)	9,086
Policy loans and other invested assets	2,588	1,992	—	(20)	3(b)(i)	4,560	942	—		5,502
Invested assets	53,633	23,951	35	(1,349)		76,270	28,907	688		105,865
Goodwill and intangible assets	265	23	16	1,998	3(b)	2,308	363	3,794	2(b)	6,727
				6	3(b)(i)			(363)	2(b)(ii)	
								625	2(b)(ii)	
Other assets	4,926	1,126	5	(88)	3(b)(i)	5,969	1,142			7,111
Total general fund assets	58,824	25,100	56	567		84,547	30,412	4,744		119,703
Segregated funds net assets	42,016	3,620	—	—		45,636	8,920	—		54,556
Liabilities and Equity										
Actuarial liabilities and other policy liabilities	37,132	22,317	—	(6)	3(b)(ii)	59,443	21,286	1,200	2(b)(i)	82,916
								987	2(b)(iii)	
Amounts on deposit	4,282	—	—	—		4,282	1,255	—		5,537
Deferred net realized gains	3,859	90	—	(90)	3(b)(ii)	3,859	1,271	(1,271)	2(b)(iii)	3,859
Other liabilities	4,378	2,041	37	76	3(c)	6,532	2,764	30	2(b)(iv)	9,789
								334	2(b)(vi)	
								129	2(c)	
Total general fund liabilities	49,651	24,448	37	(20)		74,116	26,576	1,409		102,101
Subordinated debt	773	—	—	—		773	744	(11)	2(b)(v)	1,506
Cumulative capital securities of a subsidiary	948	—	—	—		948	—	—		948
Non-controlling interests in subsidiaries	86	—	—	950	3(a)(ii)	1,036	—	148	2(d)	1,184
Equity										
Participating policyholders' account	78	—	—	—		78	2	—		80
Preferred shares	—	—	—	—		—	148	(148)	2(d)	—
Shareholders' equity	7,288	652	19	330	3(a)(iii)	7,596	2,942	6,288	2(a)	13,884
				(671)	3(d)(i)			(2,942)	2(e)	
				(22)	3(d)(ii)					
Total general fund liabilities and equity	58,824	25,100	56	567		84,547	30,412	4,744		119,703
Segregated funds contract liabilities	42,016	3,620	—	—		45,636	8,920	—		54,556

Sun Life Financial Services of Canada Inc.

Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2001
(Unaudited)
(in millions of Canadian dollars except per share data)

	Sun Life after giving effect to the acquisition of Keyport and IFMG (Note 3)									
	Sun Life	Keyport	IFMG	Adjustments	Note Ref.	Adjusted Sun Life	Clarica	Adjustments	Note Ref.	Pro Forma Consolidated
Revenue										
Premium income:										
Annuities	2,861	2,410	—	—		5,271	528	—		5,799
Life insurance	2,731	—	—	—		2,731	1,632	—		4,363
Health insurance	1,043	—	—	—		1,043	533	—		1,576
	6,635	2,410	—	—		9,045	2,693	—		11,738
Net investment income	2,764	716	—	(60)	3(e)	3,420	1,479	(29)	2(f)	4,870
Fee income	2,412	70	133	(55)	3(f)	2,560	198	—		2,758
	11,811	3,196	133	(115)		15,025	4,370	(29)		19,366
Policy Benefits and Expenses										
Payments to policyholders, beneficiaries and depositors:										
Maturities and surrenders	1,505	2,762		—		4,267	664	—		4,931
Annuity payments	701	—	—	—		701	441	—		1,142
Death and disability benefits	875	6	—	—		881	736	—		1,617
Health benefits	804	—	—	—		804	453	—		1,257
Policyholder dividends and interest on claims and deposits	761	—	—	—		761	351	—		1,112
	4,646	2,768	—	—		7,414	2,645	—		10,059
Net transfers to segregated funds	2,040	189	—	—		2,229	15	—		2,244
Increase (decrease) in actuarial liabilities	1,155	89	—	—		1,244	475	—		1,719
Commissions	1,062	193	104	(55)	3(f)	1,304	254	—		1,558
Operating expenses	1,800	113	36	—		1,949	464	20	2(g)	2,433
Premium taxes	80	—	—	—		80	34	—		114
Interest expense	127	—	—	—		127	43	—		170
	10,910	3,352	140	(55)		14,347	3,930	20		18,297
Operating Income (Loss) before Income Taxes, Non-Controlling Interests and Goodwill Charges	901	(156)	(7)	(60)		678	440	(49)		1,069
Income taxes	214	(55)	(1)	(25)	3(g)	133	120	(20)	2(h)	233
Net Income (Loss) before Non-Controlling Interests and Goodwill Charges	687	(101)	(6)	(35)		545	320	(29)		836
Less:										
Non-controlling interests in net income of subsidiaries	47	—	—	28	3(h)	75	—	7	2(d)	82
Amortization of goodwill	14	—	—	—		14	17	—		31
Total Net Income (Loss)	626	(101)	(6)	(63)		456	303	(36)		723
Less:										
Participating policyholders' net income (loss)	(3)	—	—	—		(3)	(4)	—		(7)
Dividends on preferred shares	—	—	—	—		—	7	(7)	2(d)	—
Common Shareholders' Net Income (Loss)	629	(101)	(6)	(63)		459	300	(29)		730
Basic Earnings per Common Share	1.49					1.06				1.18
Weighted average number of common shares outstanding (in millions)	420.9			11.0	4(a)	431.9		185.6	4(b)	617.5

Sun Life Financial Services of Canada Inc.

Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2000
(Unaudited)
(in millions of Canadian dollars except per share data)

	Sun Life after giving effect to the acquisition of Keyport and IFMG (Note 3)									
	Sun Life	Keyport	IFMG	Adjustments	Note Ref.	Adjusted Sun Life	Clarica	Adjustments	Note Ref.	Pro Forma Consolidated
Revenue										
Premium income:										
Annuities	4,371	3,423	—	—		7,794	567	—		8,361
Life insurance	3,455	—	—	—		3,455	2,098	—		5,553
Health insurance	1,287	—	—	—		1,287	669	—		1,956
	9,113	3,423	—	—		12,536	3,334	—		15,870
Net investment income	3,786	970	—	(80)	3(e)	4,676	2,035	(73)	2(f)	6,638
Fee income	3,317	99	132	(48)	3(f)	3,500	242	—		3,742
	16,216	4,492	132	(128)		20,712	5,611	(73)		26,250
Policy Benefits and Expenses										
Payments to policyholders, beneficiaries and depositors:										
Maturities and surrenders	2,267	2,490		—		4,757	1,381	—		6,138
Annuity payments	1,076	228	—	—		1,304	652	—		1,956
Death and disability benefits	1,048	271	—	—		1,319	960	—		2,279
Health benefits	1,041	—	—	—		1,041	562	—		1,603
Policyholder dividends and interest on claims and deposits	1,040	—	—	—		1,040	513	—		1,553
	6,472	2,989	—	—		9,461	4,068	—		13,529
Net transfers to segregated funds	2,562	267	—	—		2,829	229	—		3,058
Increase (decrease) in actuarial liabilities	1,867	1,085	—	—		2,952	(354)	—		2,598
Commissions	1,349	199	101	(48)	3(f)	1,601	340	—		1,941
Operating expenses	2,425	104	41	—		2,570	540	26	2(g)	3,136
Premium taxes	116	—	—	—		116	42	—		158
Interest expense	159	—	—	—		159	49	—		208
	14,950	4,644	142	(48)		19,688	4,914	26		24,628
Operating Income (Loss) before Income Taxes, Non-Controlling Interests and Goodwill Charges	1,266	(152)	(10)	(80)		1,024	697	(99)		1,622
Income taxes	379	(58)	(3)	(34)	3(g)	284	249	(41)	2(h)	492
Net Income (Loss) before Non-Controlling Interests and Goodwill Charges	887	(94)	(7)	(46)		740	448	(58)		1,130
Less:										
Non-controlling interests in net income of subsidiaries	67	—	—	38	3(h)	105	—	7	2(d)	112
Amortization of goodwill	18	—	—	—		18	108	—		126
Total Net Income (Loss)	802	(94)	(7)	(84)		617	340	(65)		892
Less:										
Participating policyholders' net income (loss)	10	—	—	—		10	—	—		10
Dividends on preferred shares	—	—	—	—		—	7	(7)	2(d)	—
Common Shareholders' Net Income (Loss) (Note 5)	792	(94)	(7)	(84)		607	333	(58)		882
Basic Earnings per Common Share (Note 5)	1.90					1.42				1.44
Weighted average number of common shares outstanding (in millions) (Note 5)	416.2			11.0	4(a)	427.2		185.6	4(b)	612.8

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the ''Statements'') give effect to (i) the proposed acquisition of Clarica Life Insurance Company (''Clarica'') by Sun Life Financial Services of Canada Inc. (''Sun Life'') (the ''Acquisition'') and (ii) the acquisition by its subsidiary Sun Life Assurance Company of Canada (''Sun Life Assurance'') on October 31, 2001 of Keyport Life Insurance Company (''Keyport'') and Independent Financial Marketing Group, Inc. (''IFMG''), as if they had occurred as of September 30, 2001 for the purposes of the pro forma consolidated balance sheet and as of January 1, 2000 for the purposes of the pro forma consolidated statements of operations. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada).

The unaudited pro forma consolidated balance sheet as at September 30, 2001 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 have been prepared using the following information:

(a) Unaudited interim consolidated financial statements of Sun Life for the nine months ended September 30, 2001;

(b) Audited consolidated financial statements of Sun Life for the year ended December 31, 2000;

(c) Unaudited interim consolidated financial statements of Clarica for the nine months ended September 30, 2001;

(d) Audited consolidated financial statements of Clarica for the year ended December 31, 2000;

(e) Unaudited interim consolidated financial statements of Keyport for the nine months ended September 30, 2001;

(f) Audited consolidated financial statements of Keyport for the year ended December 31, 2000;

(g) Unaudited consolidated financial information of IFMG for the nine months ended September 30, 2001;

(h) Unaudited consolidated financial information of IFMG for the year ended December 31, 2000; and

(i) Such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

For the purposes of the Statements, the recently adopted accounting standards for business combinations (see Note 6) have been used to account for both the Clarica and the Keyport and IFMG acquisitions described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired (including identifiable intangible assets arising from the acquisitions) has been allocated to goodwill. In accordance with these standards, goodwill arising from these two acquisitions is not amortized in the unaudited pro forma consolidated statements of operations. The Statements do not include the anticipated financial benefits that include cost savings arising from the two acquisitions nor do the Statements include the portion of restructuring and integration costs to be incurred by Sun Life. Certain elements of the Clarica consolidated financial statements have been reclassified to conform to the presentation used by Sun Life.

The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the acquisitions been effected on the dates indicated or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition and the financial statements of Sun Life and Clarica incorporated by reference in Clarica's proxy circular dated January 11, 2002 (the ''Circular'').

2. THE ACQUISITION OF CLARICA

(a) Sun Life has agreed to acquire all of the outstanding common shares of Clarica that are currently not beneficially owned by Sun Life or its subsidiaries (together, ''Sun Life Financial'') as general fund assets, for an ascribed price of $51.28 per Clarica common share payable in Sun Life common shares based upon an exchange ratio of 1.5135 Sun Life common shares per Clarica common share. Based on the assumptions as described below, approximately 185.6 million Sun Life common shares will be issued at an ascribed price of $33.88 per share, representing a value of approximately $6,288 million, plus estimated transaction costs (net of income taxes) incurred by Sun Life of $59 million. The Statements assume the following:

(i) All of the 3.1 million outstanding Clarica stock options will become options to acquire Sun Life common shares prior to completion of the Acquisition under the terms of the Acquisition agreement;

(ii) Sun Life Financial currently owns approximately 11.7 million common shares of Clarica acquired at a total cost of approximately $525 million;

(iii) Excluding the Clarica common shares that are already owned by Sun Life, the total number of outstanding Clarica common shares is approximately 122.6 million as at September 30, 2001. All of these shares will be acquired by Sun Life under the terms of the Acquisition; and

(iv) For purposes of purchase consideration, the ascribed price for the Sun Life common shares to be issued is $33.88 which represents the 5-day volume-weighted average closing price of Sun Life common shares for the period between two days prior to and two days after the announcement of the Acquisition on December 17, 2001.

(b) For the purposes of the Statements, the Acquisition is accounted for using the recently adopted accounting standards for business combinations which are applicable to transactions completed after July 1, 2001 — see Note 6.

	(in millions of Canadian dollars)
Total purchase consideration	
Purchase price	$6,288
Cost of Clarica common shares already beneficially owned by Sun Life Financial	525
Estimated transaction costs, net of income taxes	59
Total	6,872
Net balance sheet assets acquired	
Carrying value of net balance sheet assets prior to the Acquisition	2,942
Estimated fair value adjustments	265
Estimated fair value of net balance sheet assets acquired	3,207
Less capitalized costs — Note 2(c)	129
	3,078
Goodwill	$3,794

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the Clarica balance sheet in connection with the Acquisition are described in Notes 2(b)(i) to (vi). The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with capitalized costs, is allocated to goodwill.

The fair market value of Clarica's invested assets and policy liabilities was determined by Clarica. With respect to accounting and actuarial policies or practice, any differences between Clarica and Sun Life have not been reflected in these amounts. Sun Life expects to make such adjustments at the closing of the Acquisition. Such adjustments may affect the value of assets, liabilities or goodwill and any such adjustments may be material.

(i) Fair value adjustments to Clarica's invested assets reflect the difference between estimated fair market value and carrying value of its investment portfolios, including an increase of $867 million in bond investments, $511 million in mortgage investments and $165 million in real estate investments, as well as a reduction of $271 million in stock investments.

These fair value adjustments amount to $1,272 million in total, of which $1,200 million represents adjustments to Clarica's invested assets backing actuarial liabilities. As a result, Clarica's actuarial liabilities have been increased by the corresponding amount.

(ii) Fair valuation of assets also includes the elimination of Clarica's existing goodwill of $363 million and the recognition of certain intangible assets arising from the Acquisition, such as Clarica's brand name, distribution network, licensing agreements and contractual rights, totalling approximately $625 million. Of the total intangible assets, approximately $525 million has been identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives.

(iii) As part of the fair value adjustments, Clarica's deferred net realized gains having a carrying value of $1,271 million have been eliminated. Actuarial liabilities have accordingly been increased by $987 million to reflect the estimated portion of the gains attributable to policyholder liabilities. The remaining $284 million deferred net realized gains are attributable to shareholders.

(iv) Estimated fair value of the liability for Clarica's employee future benefit plans is $30 million above their carrying value.

(v) Estimated fair value of Clarica's subordinated debt is $11 million below its carrying value.

(vi) Other liabilities have also been increased by $334 million to reflect net income tax effects on the fair value adjustments to Clarica's balance sheet assets and liabilities as described above.

(c) As a result of the Acquisition, Clarica will incur estimated costs of $129 million after income taxes, comprised of estimated integration costs of $73 million and transaction costs of $56 million. These costs will be capitalized as part of total acquisition costs. The estimated transaction costs of $59 million (after income taxes) incurred by Sun Life are included in the purchase consideration — see Note 2(b).

Estimated integration costs to be incurred by Sun Life are $242 million, after income taxes. These costs will be recorded as an expense in the consolidated statement of operations of Sun Life following the completion of the Acquisition. The impact of this charge is excluded from the pro forma consolidated statements of operations.

(d) Clarica's preferred shares will effectively become an issue of a subsidiary of Sun Life following the Acquisition. Accordingly, Clarica's preferred shares and dividends have been reclassified to non-controlling interests.

(e) The Clarica shareholders' equity has been eliminated to reflect the effect of the Acquisition.

The pro forma consolidated statements of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 incorporate the following adjustments:

(f) Represents the elimination of amortization of net unrealized gains and net deferred realized gains attributable to shareholders as a result of fair market value adjustments to assets and liabilities in connection with the Acquisition — see Note 2(b)(i) and Note 2(b)(iii).

(g) Represents the amortization of identifiable intangible assets arising from the Acquisition — see Note 2(b) and Note 6.

(h) Represents the income tax effects of the above adjustments to the statements of operations.

3. THE ACQUISITION OF KEYPORT AND IFMG

(a) The acquisition of Keyport and IFMG by Sun Life Assurance was completed on October 31, 2001. The purchase price of U.S.$1,702 million (approximately $2,587 million at an effective exchange rate of $1.52/U.S.$) was paid in cash. This amount, together with $22 million of financing fees and expenses, net of income taxes, was funded by:

(i) $1,329 million from Sun Life Financial's cash resources;

(ii) $950 million gross proceeds by the issue of Sun Life ExchangEable Capital Securities (''SLEECS'') on October 19, 2001 which qualifies as Tier 1 regulatory capital of Sun Life and Sun Life Assurance; and

(iii) $330 million gross proceeds from the issuance of 11 million Sun Life common shares on October 4, 2001 at an offering price of $30.00 per share.

(b) For the purposes of the Statements, the acquisition of Keyport and IFMG is accounted for using the recently adopted accounting standards for business combinations. These standards are applicable to transactions completed after July 1, 2001 — see Note 6.

	(in millions of Canadian dollars)
Total purchase consideration	$2,587
Net balance sheet assets acquired	
Estimated balance sheet assets acquired	25,054
Estimated balance sheet liabilities acquired	24,389
	665
Less capitalized costs — Note 3(c)	76
	589
Goodwill	$1,998

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. The adjustments from carrying value to estimated fair value at the closing of the acquisition of Keyport and IFMG are described in Notes 3(b)(i) and 3(b)(ii). The difference between the purchase price and the fair value of the net assets acquired, together with capitalized costs, is allocated to goodwill.

(i) The fair value adjustments to the Keyport and IFMG balance sheet assets acquired are comprised of a reduction of $20 million in invested assets reflecting lower fair value relative to carrying value of these assets and a reduction of $88 million in future income tax assets. Existing intangible assets of $39 million have also been increased by $6 million to reflect the fair value of these assets.

(ii) The fair value adjustments to the Keyport and IFMG balance sheet liabilities acquired are comprised of a decrease of $6 million in policy liabilities and the elimination of deferred net realized gains of $90 million.

(c) Costs relating to the acquisition of Keyport and IFMG, including restructuring costs to integrate the acquired businesses, are estimated to be $76 million, after income taxes. This amount is capitalized as part of total acquisition costs.

(d) The pro forma consolidated balance sheet as at September 30, 2001 also incorporates the following adjustments:

(i) Represents the elimination of the equity of Keyport and IFMG as a result of their acquisition by Sun Life Assurance; and

(ii) Represents expenses in connection with the issuance of SLEECS and Sun Life common shares to partially fund the acquisition of Keyport and IFMG as described in Note 3(a).

The pro forma consolidated statements of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 incorporate the following adjustments:

(e) Represents the foregone investment income on the funds of $1,329 million from Sun Life Financial's cash resources — see Note 3(a)(i). The assumed interest rate on the cash funds is 6% per annum, based on the average yield earned on Sun Life Financial's cash and short term securities in 2000.

(f) Represents the elimination of inter-company transactions between Keyport and IFMG.

(g) Represents the tax effects of the above adjustments to the pro forma consolidated statements of operations.

(h) Represents the distributions paid on the SLEECS, net of income taxes, at an indicated yield of 6.865% per annum — see Note 3(a)(ii).

4. EARNINGS PER SHARE

Pro forma earnings per share for the nine months ended September 30, 2001 and for the year ended December 31, 2000 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below.

(a) The weighted average number of common shares of Sun Life is 420.9 million for the nine months ended September 30, 2001 and 416.2 million, on an adjusted basis — see Note 5, for the year ended December 31, 2000. After giving effect to the issuance of 11 million Sun Life common shares in connection with the acquisition of Keyport and IFMG as described in Note 3(a)(iii), the pro forma weighted average number of common shares for both periods is 431.9 million and 427.2 million, respectively.

(b) The pro forma weighted average number of common shares after giving effect to the acquisition of Clarica and the acquisition of Keyport and IFMG is 617.5 million for the nine months ended September 30, 2001 and 612.8 million for the year ended December 31, 2000. The weighted average number of common shares in both periods reflect the issuance of both the 185.6 million Sun Life common shares as described in Note 2(a) and the 11 million Sun Life common shares as described in Note 3(a)(iii).

5. COMMON SHAREHOLDERS' NET INCOME

Sun Life Assurance, a directly owned subsidiary of Sun Life, completed the conversion from a mutual company to a stock company on March 22, 2000. To reflect the impact of the demutualization for the full reporting year, adjusted financial information such as common shareholders' net income, basic earnings per share and weighted average number of common shares outstanding, as described in Note 24 to the Consolidated Financial Statements of Sun Life, has been used for Sun Life for the year ended December 31, 2000.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

On August 1, 2001, The Canadian Institute of Chartered Accountants (''CICA'') issued Handbook Section 1581, ''Business Combinations'', and Section 3062, ''Goodwill and Other Intangible Assets''. These standards are generally consistent with the provisions of the recently published U.S. Financial Accounting Standards Board Statements 141 and 142.

Section 1581 defines the method of accounting to be applied to all business combinations completed after June 30, 2001. Goodwill and certain intangible assets must be separately identified and recorded in the acquisition balance sheet.

Section 3062 provides guidelines with respect to the accounting treatment of goodwill and intangible assets. Goodwill and indefinite term intangible assets are not required to be amortized, while other identified intangible assets should be amortized over the estimated useful life of the asset. On an annual basis, or when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and corresponding adjustments may be required.

SCHEDULE E

DISSENT RIGHTS AGREEMENT

THIS AGREEMENT is made as of the 11th day of January, 2002

B E T W E E N:

CLARICA LIFE INSURANCE COMPANY,
a company incorporated under the *Insurance Companies Act* (Canada),
(hereinafter called "Clarica")

– and –

SUN LIFE FINANCIAL SERVICES OF CANADA INC.,
a company incorporated under the *Insurance Companies Act* (Canada),
(hereinafter called "Sun Life")

– and –

EACH REGISTERED HOLDER OF CLARICA SHARES WHO DISSENTS FROM THE TRANSACTION RESOLUTION.

RECITALS:

A. WHEREAS under the provisions of the *Insurance Companies Act* (Canada) the holders of Clarica Shares do not have any right to dissent from the Transaction Resolution;

B. AND WHEREAS Clarica and Sun Life have agreed to offer to registered holders of Clarica Shares, by contract, a contractual right to dissent from the Transaction Resolution;

C. AND WHEREAS Clarica and Sun Life have entered into this Agreement to give effect to such contractual right of dissent and to set forth the terms and conditions with which registered holders of Clarica Shares must comply in order to exercise such right to dissent;

D. AND WHEREAS each registered holder of Clarica Shares who exercises a right to dissent in accordance with the provisions of this Agreement shall be deemed to have accepted and agreed to be bound by the terms and conditions of this Agreement, including the Dissent Procedures.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows.

ARTICLE 1

INTERPRETATION

1.1. Defined Terms.

In this Agreement and in the Recitals hereto, the following terms shall have the following meanings:

(a) **"Agreement"** means this Dissent Rights Agreement.

(b) **"Arbitrator"** means a retired judge of the Ontario Superior Court of Justice selected by the Co-ordinator of "ADR Chambers: An Alternative Dispute Resolution Group" from the panel of arbitrators maintained by such body or any replacement body.

(c) **"Arbitration"** means the proceeding conducted by the Arbitrator pursuant to the provisions of Article 4 of this Agreement.

(d) **"Automatic Exchange Time"** has the meaning set forth in the Exchangeable Share Provisions;

(e) **"Certificate"** means a share certificate issued by Clarica in the name of a holder of Clarica Shares and representing such number of Clarica Shares as is set forth on the face thereof.

(f) **"Clarica Shares"** means common shares in the capital of Clarica.

(g) **"Demand for Payment"** means the written notice sent by each Dissenting Shareholder to Clarica within the time period and containing the information set forth in section 3.7 hereof.

(h) **"Dissent Procedures"** means those steps and procedures required to be taken or followed, those notices required to be given and all other matters required to be done pursuant to this Agreement in order to exercise a Dissent Right.

(i) **"Dissent Right"** means the right of a Registered Shareholder to dissent from the Transaction Resolution, and to be paid the fair value of its Clarica Shares in Sun Life Shares, in accordance with and upon the terms and conditions set out in this Agreement.

(j) **"Dissenting Shareholder"** means a Registered Shareholder who exercises a Dissent Right in accordance with the terms of this Agreement, and who does not thereafter cease to be entitled to exercise a Dissent Right.

(k) **"Exchangeable Shares"** means the new class of exchangeable shares of Clarica having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions.

(l) **"Exchangeable Share Provisions"** means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in Schedule I to Appendix 1 to Schedule A of the Proxy Circular, together with such additions, deletions or modifications as may be approved by Shareholders and Voting Policyholders at the Special Meeting.

(m) **"Non-Certificated Clarica Share"** means a Clarica Share issued in connection with the demutualization of Clarica and registered in the name of the holder thereof and in respect of which no Certificate was issued to the holder thereof, or a Clarica Share subsequently acquired and registered in a non-certificated form.

(n) **"Non-Certificated Shareholder"** means a holder of Non-Certificated Clarica Shares.

(o) **"Notice of Objection"** means the written notice of objection to the Transaction Resolution sent to Clarica by a Registered Shareholder pursuant to section 3.3 hereof.

(p) **"Notice of Resolution"** means the notice sent by Clarica to each Dissenting Shareholder pursuant to section 3.6 hereof confirming that the Transaction Resolution has been adopted.

(q) **"Offer to Pay"** means the written offer to pay, sent by Sun Life to each Dissenting Shareholder pursuant to section 3.14 hereof, offering to pay for each Clarica Share in respect of which the Dissenting Shareholder has exercised a Dissent Right, that number of Sun Life Shares considered by the directors of Sun Life to be the fair value of a Clarica Share, accompanied by a statement showing how the fair value was determined.

(r) **"Proxy Circular"** means the proxy circular of Clarica dated January 11, 2002 sent to Shareholders and certain Voting Policyholders in connection with the Special Meeting.

(s) **"Registered Shareholder"** means a Shareholder listed in the register of holders of Clarica Shares maintained by CIBC Mellon Trust Company, as the registrar and transfer agent for the Clarica Shares, and includes Non-Certificated Shareholders.

(t) **"Shareholder"** means a holder of Clarica Shares.

(u) **"Special Meeting"** means the special meeting of Shareholders and Voting Policyholders to be held on Wednesday, March 6, 2002 at 10:00 a.m. in Toronto, Ontario, and any adjournment or postponement thereof, to consider and, if deemed advisable, to pass, the Transaction Resolution.

(v) **"Sun Life Shares"** means common shares in the capital of Sun Life.

(w) **"Transaction"** means the change of Clarica Shares into Exchangeable Shares and the subsequent exchange of such Exchangeable Shares for Sun Life Shares.

(x) **"Transaction Agreement"** means the agreement made between Clarica and Sun Life dated December 17, 2001, as it may be amended from time to time, pursuant to which the parties agreed to enter into the Transaction.

(y) **"Transaction Date"** means the date on which the Transaction becomes effective.

(z) **"Transaction Resolution"** means the resolution of the Shareholders and Voting Policyholders, adopted in accordance with the *Insurance Companies Act* (Canada), approving certain amendments to the by-laws of

Clarica required to implement the Transaction and consenting to the waiver of the application of Clarica's shareholder rights plan to the Transaction, the text of which is annexed as Schedule A to the Proxy Circular.

(aa) **"Voting Policyholders"** means holders of Clarica participating policies and holders of Clarica non-participating policies issued by The Mutual Life Assurance Company of Canada on or before March 31, 1995.

1.2. Interpretation.

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and *vice versa,* and words importing gender include all genders.

1.3. Headings.

The headings included in this Agreement are for convenience of reference only and are not to be used to interpret, or to define or limit the scope of, any provision of this Agreement.

ARTICLE 2

OFFER OF DISSENT RIGHT AND BINDING AGREEMENT

2.1. Offer of Dissent Right.

Sun Life and Clarica hereby offer to each Registered Shareholder a Dissent Right, which right may be exercised only upon compliance with the terms and conditions set forth in this Agreement.

2.2. Binding Agreement.

Each Registered Shareholder who exercises a Dissent Right shall, upon sending a Notice of Objection to Clarica in accordance with section 3.3 hereof, be deemed to have accepted the offer of a Dissent Right made pursuant to section 2.1, and to have agreed to be bound by the terms and conditions of this Agreement in respect of the exercise of such right, without the necessity of taking any other action or formality of any kind, including the execution of this Agreement or a counterpart thereof or any other agreement, instrument or document evidencing the intention of such Shareholder to be bound by this Agreement.

ARTICLE 3

DISSENT PROCEDURES

3.1. General Rule.

In order to exercise a Dissent Right, a Registered Shareholder must comply with each and every provision of this Agreement to be observed or performed by it. The failure to comply strictly with any such provisions shall result in the loss of its Dissent Right.

3.2. Right of Payment.

A Registered Shareholder who complies with the provisions of this Agreement shall, in addition to any other rights it may have, have the right, on or after the Transaction Date, to be paid by Sun Life the fair value in Sun Life Shares of those Clarica Shares held by it in respect of which it exercises a Dissent Right. Such fair value shall be determined as of the close of business on the day before the Transaction Resolution was adopted and shall be expressed as a ratio of a number of Sun Life Shares for each such Clarica Share.

3.3. Notice of Objection.

A Dissenting Shareholder shall send to Clarica a Notice of Objection, to be received by it not later than 2:00 p.m. (Toronto time) on the business day before the Special Meeting.

3.4. No Partial Dissent.

A Dissenting Shareholder may only claim a Dissent Right under this Agreement with respect to all Clarica Shares held by it on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.

3.5. Registered Shareholder Requirement.

In order to exercise a Dissent Right, a holder of Clarica Shares must be a Registered Shareholder. Accordingly, a holder of Clarica Shares, other than a Non-Certificated Shareholder, must take all necessary steps to have any Clarica Shares in respect of which it wishes to exercise a Dissent Right, and which are registered in the name of a nominee, an investment dealer, a clearing agency or other intermediary, re-registered in the name of the Dissenting Shareholder, prior to sending to Clarica the Notice of Objection referred to in section 3.3, unless such Shareholder instructs such intermediary to exercise the Dissent Right on such holder's behalf, in which case such intermediary must comply with all of the provisions of this Agreement in order to exercise the Dissent Right on such Shareholder's behalf.

3.6. Notice of Resolution.

Clarica shall, within ten days after adoption of the Transaction Resolution, send to each Registered Shareholder who has filed a Notice of Objection a Notice of Resolution. A Notice of Resolution shall not be sent to any Shareholder who voted in favour of the Transaction Resolution or who has withdrawn its Notice of Objection.

3.7. Demand for Payment.

A Dissenting Shareholder shall, within twenty days after receiving the Notice of Resolution or, if the Shareholder does not receive such notice, within twenty days after learning that the Transaction Resolution has been adopted, send to Clarica a Demand for Payment containing:

(a) the Dissenting Shareholder's name and address;

(b) the number of Clarica Shares in respect of which it dissents; and

(c) a demand for payment of the fair value of such shares in Sun Life Shares.

3.8. Sending of Certificate.

(a) A Dissenting Shareholder other than a Non-Certificated Shareholder shall, within thirty days after sending a Demand for Payment pursuant to section 3.7, send the Certificate(s) representing the Clarica Shares in respect of which the Dissenting Shareholder dissents to Clarica or to CIBC Mellon Trust Company.

(b) A Demand for Payment sent by a Dissenting Shareholder who is a Non-Certificated Shareholder shall be deemed (i) to constitute an irrevocable direction to CIBC Mellon Trust Company to issue a Certificate representing the Non-Certificated Shares owned by such Shareholder in respect of which such Demand for Payment has been sent and (ii) to authorize the delivery on its behalf of such Certificate to CIBC Mellon Trust Company to be held in accordance with this Agreement. Upon sending such Demand for Payment, such Dissenting Shareholder shall be deemed for all purposes of this Agreement to have sent, and CIBC Mellon shall be deemed to have received, a Certificate representing such Non-Certificated Shares in compliance with paragraph (a) above.

3.9. Forfeiture of Dissent Rights.

A Dissenting Shareholder other than a Non-Certificated Shareholder who fails to send in its Certificate(s) in compliance with section 3.8 has no right to make a claim under this Agreement.

3.10. Endorsing Certificate.

Clarica shall cause its transfer agent to endorse on any Certificate received under section 3.8 notice that the holder is a Dissenting Shareholder under this Agreement.

3.11. Certificates to be Held by Transfer Agent.

Subject to sections 5.1(b) and 5.2(d) of the Exchangeable Share Provisions, any Certificate(s) sent to Clarica or to CIBC Mellon Trust Company in accordance with section 3.8 and endorsed by CIBC Mellon Trust Company as its transfer agent in accordance with section 3.10, together with any certificates representing Exchangeable Shares or Sun Life Shares to which a Dissenting Shareholder would otherwise be entitled as a result of the completion of the Transaction, shall be retained by the transfer agent on behalf of the Dissenting Shareholder until the earliest of (i) the date on which the Dissenting Shareholder accepts an Offer to Pay, (ii) the date on which the Arbitrator determines the fair value in Sun Life Shares of the Clarica Shares in respect of which the Dissenting Shareholder has exercised a

Dissent Right, and (iii) the date the Transaction is terminated in accordance with the provisions of the Transaction Agreement.

3.12. Suspension of Shareholder Rights.

On sending a Demand for Payment pursuant to section 3.7, a Dissenting Shareholder ceases to have any rights as a shareholder of either Clarica or Sun Life, other than its right to be paid the fair value in Sun Life Shares of its Clarica Shares as determined under this Agreement, except where:

(a) either (i) the Dissenting Shareholder withdraws its Demand for Payment before Sun Life makes an Offer to Pay pursuant to section 3.14 or (ii) Sun Life fails to make an Offer to Pay pursuant to section 3.14 and the Dissenting Shareholder withdraws its Demand for Payment, in which case:

(A) the Dissenting Shareholder's rights are deemed to have been reinstated as of the date the Demand for Payment was sent; and

(B) if the Automatic Exchange Time has occurred prior to the time of such withdrawal, the Dissenting Shareholder shall receive pursuant to section 5.1 (b) of the Exchangeable Share Provisions that number of Sun Life Shares as is equal to the Exchange Ratio for each Exchangeable Share held by such Dissenting Shareholder immediately prior to the Automatic Exchange Time; or

(b) the Transaction is terminated in accordance with the provisions of the Transaction Agreement, in which case the Dissenting Shareholder's rights are deemed to have been reinstated as of the date the Demand for Payment was sent.

Without limiting the generality of the foregoing, on sending a Demand for Payment, a Dissenting Shareholder shall not have the right in relation to the Clarica Shares, the Exchangeable Shares into which Clarica Shares will be changed, or the Sun Life Shares for which the Exchangeable Shares will be exchanged:

(x) to vote such shares;

(y) to any dividends or other distributions in respect of such shares; or

(z) to transfer such shares, except pursuant to section 3.13 hereof.

3.13. Transfer of Shares.

A Dissenting Shareholder is not entitled to transfer those Clarica Shares in respect of which it has exercised a Dissent Right or the Exchangeable Shares into which such Clarica Shares will be changed or the Sun Life Shares for which such Exchangeable Shares will be exchanged, except to a person who agrees in writing, in a manner satisfactory to Clarica and Sun Life, acting reasonably, to be bound by the provisions of this Agreement.

3.14. Offer to Pay.

Sun Life shall, not later than seven days after the later of the Transaction Date or the day Clarica received the Demand for Payment, send to each Dissenting Shareholder who has sent such a demand an Offer to Pay. Every Offer to Pay shall be on the same terms. An Offer to Pay may only be expressed as the number of Sun Life Shares into which Exchangeable Shares may be exchanged, and, for greater certainty, may not be expressed, or be required to be expressed, in cash or any other form of consideration (except that where the number of Sun Life Shares specified in such Offer to Pay is not a whole number, the Offer to Pay may provide that a cash payment in an amount to be determined in the method set out in the Offer to Pay shall be made in lieu of the delivery of a fractional Sun Life Share). An Offer to Pay lapses if Sun Life does not receive an acceptance thereof within thirty days after the offer has been made.

3.15. Payment.

Sun Life shall pay for those Clarica Shares in respect of which a Dissenting Shareholder has exercised a Dissent Right within ten days after an Offer to Pay has been accepted by such shareholder.

3.16. Application to Arbitrator.

If Sun Life fails to make an Offer to Pay, or if a Dissenting Shareholder fails to accept an Offer to Pay, Sun Life may, within fifty days after the Transaction Date or within such further period as the Arbitrator may allow, apply to the Arbitrator to fix in Sun Life Shares the fair value of the Clarica Shares in respect of which any Dissenting Shareholder has exercised a Dissent Right. If Sun Life fails to apply to the Arbitrator in accordance with the preceding sentence, a Dissenting Shareholder may so apply for the same purpose within a further period of twenty days or within such further period as the Arbitrator may allow.

ARTICLE 4

CONDUCT OF THE ARBITRATION

4.1. Governing Statute.

The Arbitration conducted under this Agreement shall be governed by, and conducted in accordance with, the provisions of the *Arbitrations Act 1991* (Ontario), unless the Arbitration is ''international'' as defined in the UNCITRAL Model Law on International Commercial Arbitration, in which event the *International Commercial Arbitration Act* (Ontario) shall apply.

4.2. Venue.

The Arbitration shall be conducted in Toronto, Ontario at a place to be determined by the Arbitrator.

4.3. Arbitration Procedures.

The Arbitrator shall determine the rules and procedures for the conduct of the Arbitration, provided that such rules and procedures are not inconsistent with the provisions of the *Arbitrations Act 1991* (Ontario), and provided further that, to the extent reasonably practicable, the Arbitration is conducted in a manner that is consistent with a proceeding in the Ontario Superior Court of Justice (Commercial List) under section 190 of the *Canada Business Corporations Act.*

4.4. No Security for Costs.

A Dissenting Shareholder is not required to give security for costs in an application to the Arbitrator made pursuant to section 3.16.

4.5. Parties to Arbitration.

On an application to an Arbitrator under section 3.16,

(a) all Dissenting Shareholders whose shares have not been purchased by Sun Life shall be joined as parties and shall be bound by the decision of the Arbitrator; and

(b) Sun Life shall notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel.

4.6. Powers of Arbitrator.

The Arbitrator may determine whether any other person is a Dissenting Shareholder who should be joined as a party to the Arbitration, and the Arbitrator shall then fix the fair value in Sun Life Shares for the shares of all Dissenting Shareholders.

4.7. Appraisers.

The Arbitrator may in its discretion appoint one or more appraisers to assist the Arbitrator in fixing the fair value in Sun Life Shares for the shares of the Dissenting Shareholders.

4.8. Final Order.

The final order of the Arbitrator shall be rendered against Sun Life in favour of each Dissenting Shareholder and shall be expressed as a ratio (as fixed by the Arbitrator) of a number of Sun Life Shares for each Clarica Share determined as of the close of business on the day before the Transaction Resolution was adopted.

4.9. Additional Amount.

In addition to fixing the ratio in section 4.8, the Arbitrator may, in its discretion, order an additional amount (payable in Sun Life Shares) to be paid to Dissenting Shareholders to take into account, among other things, the time between the Transaction Date and the date of payment, and the relative success of the Dissenting Shareholders in the Arbitration.

4.10. Nature of Consideration.

Notwithstanding anything to the contrary contained in this Agreement, a Dissenting Shareholder shall only be entitled to receive Sun Life Shares as payment for the fair value of those Clarica Shares in respect of which it has exercised a Dissent Right; provided, however, that in the event that the Arbitrator determines that a fractional Sun Life Share would otherwise be issuable to a Dissenting Shareholder, the Arbitrator shall specify a method for determining the cash value of such fractional Sun Life Share and the Dissenting Shareholder shall be entitled to receive payment of such cash amount in lieu of delivery of such fractional share.

4.11. Request for Sale of Sun Life Shares.

At the written request of a Dissenting Shareholder, which must be received by Sun Life not later than 30 days after a final order has been rendered under section 4.8, Sun Life will arrange for the sale in the market, on behalf of the Dissenting Shareholder, of any of the Sun Life Shares issued to such Dissenting Shareholder pursuant to such final order at then prevailing market prices without payment by the Dissenting Shareholder of any fees or commission in connection with the sale.

ARTICLE 5

GENERAL PROVISIONS

5.1. Notices.

Any notice, communication, application or demand (a ''Notice'') required or permitted to be given or made hereunder shall be sufficiently given or made for all purposes if (i) delivered personally to the person to whom the Notice is directed, (ii) sent by registered mail, postage prepaid, or (iii) transmitted by facsimile, in each case to the addresses set out below:

(a) if to Clarica:

Clarica Life Insurance Company
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
N2J 4C5

Attention: Senior Vice-President, General Counsel and Corporate Secretary
Facsimile: 519-888-2173

(b) if to Sun Life:

Sun Life Financial Services of Canada Inc.
150 King Street West
14th Floor
Toronto, Ontario
M5H 1J9

Attention: Executive Vice-President and Chief Legal Officer
Facsimile: 416-260-8318

(c) if to a Dissenting Shareholder, to the most recent address of such Shareholder as is maintained in the books and records of Clarica's transfer agent, CIBC Mellon Trust Company;

(d) if to CIBC Mellon Trust Company:

CIBC Mellon Trust Company
6th Floor
320 Bay Street
Toronto, Ontario
M5H 4A6
Attention: Vice-President, Client Services
Facsimile: 416-643-5570

(e) if to the Arbitrator:

c/o Co-ordinator
ADR Chambers: An Alternative Dispute Resolution Group
Suite 1100
48 Yonge Street
Toronto, Ontario
M5E 1G6
Facsimile: 416-362-8825

All such Notices shall be deemed to have been received on the date when delivered personally or when transmitted by facsimile or electronic means, or, if sent by prepaid registered mail, three business days following the date that the Notice is mailed. Notice of a change of address will also be governed by this section 5.1.

5.2. Severability.

Each of the provisions of this Agreement is distinct and severable, and, accordingly, if any provision of this Agreement is determined to be invalid, void or unenforceable in whole or in part, such determination shall not affect, or be deemed to affect, the validity or enforceability of any other provision of this Agreement.

5.3. Entire Agreement.

This Agreement constitutes the entire agreement between the parties respecting the subject matter hereof. There are no representations, warranties, covenants or agreements with respect to the subject matter hereof except as expressly set forth in this Agreement.

5.4. Waiver.

No waiver of any provision of this Agreement will constitute a waiver of any other provision, nor will any such waiver constitute a continuing waiver.

5.5. No Assignment.

This Agreement, including the rights and benefits hereunder, may not be assigned in whole or in part by the parties hereto to any other person.

5.6. Enurement.

This Agreement shall enure to the benefit of and shall be binding on the parties hereto and their respective successors, heirs, executors or personal representatives.

5.7. Time of Essence.

Time is of the essence of this Agreement.

5.8. Governing Law.

This Agreement shall be governed in all respects by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF Clarica and Sun Life have executed this Agreement as of the date above written.

CLARICA LIFE INSURANCE COMPANY

by: *"Mary E. Duncan"*
Name: Mary E. Duncan
Title: Senior Vice-President, General Counsel and Corporate Secretary

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

by: *"Paul W. Derksen"*
Name: Paul W. Derksen
Title: Executive Vice-President and Chief Financial Officer

by: *"Thomas A. Bogart"*
Name: Thomas A. Bogart
Title: Executive Vice-President and Chief Legal Officer

Partners
IN GROWTH

CLARICA

Sun Life Financial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: January 25, 2002

By (signed) "Thomas A. Bogart"
Thomas A. Bogart, Executive Vice-President and Chief Legal Officer

M:\FILES\105000\104815\Forms\Form 6-Clarica Proxy Circular-Jan25-02.doc